UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

02020235

NO ACT
[redacted]1-11840
P.E 12-20-01

February 18, 2002

Act 1934
Section
Rule 14A-8
Public Availability 2/18/2002

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

Katherine A. Smith
Assistant Counsel
Corporate Governance
and Business Transactions
Allstate Corporation
2775 Sanders Road, A-2
Northbrook, IL 60062

Re: Allstate Corporation
Incoming letter dated December 20, 2001

Dear Ms. Smith:

This is in response to your letter dated December 20, 2001 concerning the shareholder proposal submitted to Allstate by Emil Rossi. We also have received a letter on behalf of the proponent dated December 31, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Emil Rossi
P.O. Box 249
Boonville, CA 95415

Allstate.
You're in good hands.

Katherine A. Smith
Assistant Counsel

Corporate Governance
and Business
Transactions

Securities Exchange Act of 1934 - Rules 14a-8(i)(3) and 14a-9

December 20, 2001

BY AIRBORNE EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

01 DEC 21 PM 1:49

Re: Stockholder Proposal submitted by John Chevedden for Emil Rossi for inclusion in The Allstate Corporation's 2002 Proxy Statement

Ladies and Gentlemen:

The Allstate Corporation requests that you not recommend any enforcement action if Allstate excludes from its proxy materials for its annual meeting in 2002 the stockholder proposal submitted by Mr. Emil Rossi, who is represented by Mr. John Chevedden.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, Allstate is filing this letter with you no later than 80 calendar days before March 25, 2002 the day on which Allstate intends to file its definitive proxy statement and form of proxy with the SEC.

Also in accordance with Rule 14a-8(j), enclosed are six copies of the following:

1. This letter addressed to the Division of Corporation Finance;

2. Mr. Rossi's letter of October 22, 2001 setting forth his original proposal (Exhibit A);

3. My letter of November 5, 2001 to Mr. Chevedden requesting the removal of the website addresses from the proposal's text (Exhibit B);

4. Mr. Chevedden's e-mail to me of November 6, 2001 requesting clarification (Exhibit C);

5. my e-mail reply to Mr. Chevedden dated November 8, 2001 (Exhibit D);

6. Mr. Chevedden's email of November 9, 2001, again apparently seeking clarification (Exhibit E);

Allstate Insurance Company
2775 Sanders Road, A-2 Northbrook, IL 60062 Phone 847.402.2343 Fax 847.326.9722 Email ksmith1@allstate.com

7. my e-mail response dated November 12, 2001 (Exhibit F);

8. my further e-mail message to Mr. Chevedden of November 12, 2001 (Exhibit G);

9. Mr. Chevedden's email of November 12, 2001 (Exhibit H);

10. my e-mail response dated November 19, 2001 (Exhibit I);

11. Mr. Chevedden's e-mail of December 2, 2001 (Exhibit J); and

12. print-offs of website pages referred to in Mr. Rossi's proposal (Exhibit K).

Mr. Rossi's proposal requests the Allstate Board of Directors to redeem the Company's "poison pill" or submit it for a shareholder vote (the "Proposal").

Reasons for Omission

Allstate believes it is entitled to omit the proposal from its proxy statement because the proposal violates the Rule 14a-8(i)(3) in that it violates proxy rules 14a-8(e)(2) and Rule 14a-9 which prohibits materially false or misleading statements.

The Proposal Violates the Proxy Rules, Rule 14a-8(i)(3)

Rule 14a-8(i)(3) provides that a proposal may be omitted from proxy material if it, or its supporting statement is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements to be made in proxy soliciting materials. In addition, Staff Legal Bulletin No. 14, dated July 13, 2001 stated that companies may exclude a website address under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

The SEC has previously indicated that websites are excludable and may be omitted from supporting statements (AMR Corporation (April 3, 2001)(deleting reference to www.cii.org in supporting statement submitted by Mr. Chevedden); The Emerging Germany Fund, Inc. (December 22, 1998)(acknowledgement that website reference circumvents proxy rules); Templeton Dragon Fund, Inc. (June 15, 1998)(website referred to information not provided to registrant); Pinnacle West Capital Corporation (March 11, 1998)(no way to verify accuracy of information posted)). Therefore, the Company submits that the inclusion of the website addresses in the Proposal renders it excludable as containing materially false and misleading statements and statements that are irrelevant to the subject matter of the proposal.

The proponent has included four third-party websites in his Proposal. Allstate contends that it may exclude the Proposal on the grounds that the inclusion of the website addresses violates Rule 14a-8(i)(3) as a violation of the proxy rules by 1) referencing materially false, misleading and irrelevant information to the subject of the Proposal and 2) referencing information not previously provided to the Company and not available to shareholders.

In addition, information on the third-party websites may be materially false and misleading statements. Allstate would not be in a position to investigate the voluminous amount of data contained on these websites for truth and accuracy in the time frame allowed under Rule 14a-8(j) or thereafter. Nor would Allstate be in a position to regulate or monitor the content of the material contained on the websites as the data contained on the websites evolves continuously. The SEC has agreed that inclusion of third-party websites may undermine the proxy process requirements of Rule 14a-8. (See, The Emerging Germany Fund, Inc. (December 22, 1998), Templeton Dragon Fund, Inc. (June 15, 1998)). The presence of the websites could also lead to confusion by shareholders and members of the public who will access Allstate's filed proxy materials electronically and may not appreciate the fact that the information accessed through these websites is not Allstate-generated and/or sanctioned information.

Set out below is each URL contained in the Proposal and the specific reasons why the website addresses should serve as the basis for omitting the Proposal. Attached as Exhibit K to this letter are print-offs of each referenced page for illustrative purposes.

1. www.thecorporatelibrary.com/power - this reference is to a publication entitled, "Power and Accountability" by Nell Minow and Robert Monks. Contained in the publication by links are articles expressing some facts and the authors' opinions on a wide spectrum of subjects such as corporations, the impact of business on society, the environment and the world. For example, in the first article or chapter entitled, "Shareholders and Stakeholders", the following statements are made, "[o]ther companies operate within the law, but they abuse their investors with outrageous compensation packages for management..." and "this is more than just a commercial failure, a loss of money; it is as if the every essence of Americanism, so long the envy of the entire world, has been tested and found wanting." While such statements may be interesting, they are not relevant to the subject of the Proposal, which is the existence of the Company's rights plan.

2. www.thecorporatelibrary.com - this reference is to the home page of The Corporate Library. This site serves as a source of information on again, a wide variety of subject matters. The site follows shareholder action over the last two years, includes lists of issues and proposals on a variety of subject matters, contains a recommended reading list by Nel Minnow, contains a links to other third party reports on board of directors, contains surveys and articles on any many different subjects related to governance and business in general. Again this information is irrelevant to the subject matter of the Proposal, and therefore should be omitted because it is materially false and misleading and will lead to shareholder confusion.

3. www.cii.org/ciicentral/policies.htm - this site results in an error message stating that such site cannot be found or does not exist any longer. The website reference is apparently meant to refer to information intended to be considered part of the Proposal. Rule 14a-8(e)(2) requires proponents submit their proposals and supporting statements to the company by a certain date. Because there is no information provided by this reference, the Proposal should be omitted as a whole as the Proponent failed to provide the Company with the information it intends to be part of its proposal and supporting statement in contravention of Rule 14a-8(e)(2).

4. www.cii.org - this reference is to the home page of the Council of Institutional Investors (CII), an organization of pension funds that address investment issues affecting plan assets. As such, the website contains information about, among other things, CII's observations relating to various companies, shareholder proposals on any subject that won a high degree of shareholder support, discussions on soft dollars and commissions incurred by pension plans, CII's corporate governance policies and a "links" page containing hyperlinks to over 50 other third-party websites. As such, the website contains information that is not related to the issue of rights plans and referencing the site may be misleading and lead to shareholder confusion.

Conclusion

Allstate respectfully requests your confirmation that the Division of Corporation Finance will not recommend to the Commission any action if Allstate omits Mr. Rossi's proposal from its proxy materials for its annual meeting in 2002.

If you disagree with the conclusions drawn in this letter, we would appreciate an opportunity to confer with you before the issuance of your response. If you have any questions with respect to this letter, please contact me at the number listed below.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy and returning it in the enclosed self-addressed and stamped envelope.

Very truly yours,

Katherine A. Smith

Katherine A. Smith

Enclosures
Copy to: John Chevedden
Emil Rossi

EXHIBIT A

Emil Rossi
P.O. Box 249
Boonville, CA 95415

RECEIVED
OCT 26 REC'D
E: M. LIDDY

FX: 847/402-0169
FX: 847/402-2351
PH: 847/402-5000

Bob Pike

RECEIVED
OCT 26 2001
R. W. PIKE

Mr. Edward M. Liddy
Chairman of the Board, President, Chief Executive Officer
Allstate Corporation
Allstate Plaza, 2775 Sanders Road
Northbrook, IL 60062

Dear Mr. Liddy and Directors of Allstate Corporation,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. This submitted format is intended to be used for publication. Rule 14a-8 stock ownership requirements will continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This is the legal proxy for Mr. John Chevedden and/or his designee to represent me and this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration is appreciated.

Sincerely,

Emil Rossi

Emil Rossi
Record Holder
Allstate Corporation

Oct 22 2001
Date

cc:
Robert W. Pike
Vice President, Secretary
FX: 847/402-0169

4 -SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request the Board of Directors redeem any poison pill previously issued unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks
  Source: ~~www.thecorporatelibrary.com/power from www.thecorporatelibrary.com~~
- The Council of Institutional Investors (~~www.cii.org/ciicentral/policies.htm & www.cii.org~~) recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in the directors who could focus on narrow interests at the expense of the vast majority of shareholders.

In our view, a poison pill can operate as an anti-takeover device to injure shareholders by reducing management responsibility and adversely affect shareholder value. Although management and the Board of Directors should have appropriate tools to ensure that all shareholders benefit from any proposal to acquire the Company, we do not believe that the future possibility of a takeover justifies an in-advance imposition of a poison pill. At a minimum, many institutional investors believe that the shareholders should have the right to vote on the necessity of adopting such a powerful anti-takeover weapon which can entrench existing management.

Institutional Investor Support Is High-Caliber Support

Clearly this proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved 60% APPROVAL from shareholders in 1999. Source: *Investor Responsibility Research Center's Corporate Governance Bulletin*, April-June 1999.

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

EXHIBIT B

Allstate.
You're in good hands.

Katherine A. Smith
Assistant Counsel

Corporate Governance
and Business
Transactions

November 5, 2001

VIA AIRBORNE EXPRESS

John Chevedden
2215 Nelson Avenue #205
Redondo Beach, CA 90278

RE: Emil Rossi's Shareholder Proposal for The Allstate Corporation's 2002 Proxy Statement

Dear Mr. Chevedden:

We received Mr. Emil Rossi's letter dated October 22, 2001 relating to his shareholder proposal. In his letter, Mr. Rossi appoints you as representative for the proposal and directs related correspondence to your attention.

In order to include the proposal in Allstate's proxy statement, we request that you make certain changes. In the text of the proposal, Mr. Rossi has cited to four website URLs, or addresses. The SEC has recently stated that such website references may serve as a basis for exclusion if the website refers to information that may be materially false or misleading, or irrelevant to the subject matter of the proposal.

In addition, the inclusion of website URLs may cause the sites to appear as hyperlinks in any electronic version of our proxy statement that will be filed electronically with the SEC. The SEC has also issued guidance suggesting such hyperlinks effectively incorporate the website content by reference into the filed document. This could lead to problems for Allstate and the website sponsors.

We therefore request that you delete the website URLs from the proposal, as I've indicated on the attached copy.

If you agree to these changes, please sign this letter in the space provided below and return to me by November 30, 2001.

If you should wish to discuss this matter please feel free to contact me at 847-402-2343, or my colleague, Jennifer Hager at 847-402-3776.

Very truly yours,

Katherine A. Smith

Accepted and agreed:

____

John Chevedden
Representative for Emil Rossi

Attachment
Copy to: J. Hager
E. Kalaidjian
M. McCabe
M. McGinn
R. Pike

4 -SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request the Board of Directors redeem any poison pill previously issued unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks
  Source: ~~www.thecorporatelibrary.com/power~~ from
  ~~www.thecorporatelibrary.com~~

- The Council of Institutional Investors (~~www.cii.org/ciicentral/policies.htm & www.cii.org~~) recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in the directors who could focus on narrow interests at the expense of the vast majority of shareholders.

In our view, a poison pill can operate as an anti-takeover device to injure shareholders by reducing management responsibility and adversely affect shareholder value. Although management and the Board of Directors should have appropriate tools to ensure that all shareholders benefit from any proposal to acquire the Company, we do not believe that the future possibility of a takeover justifies an in-advance imposition of a poison pill. At a minimum, many institutional investors believe that the shareholders should have the right to vote on the necessity of adopting such a powerful anti-takeover weapon which can entrench existing management.

Institutional Investor Support Is High-Caliber Support

Clearly this proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved 60% APPROVAL from shareholders in 1999. Source: *Investor Responsibility Research Center's Corporate Governance Bulletin*, April-June 1999.

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

EXHIBIT C

Smith, Katherine

From: caravan west [santa66fe@yahoo.com]
Sent: Tuesday, November 06, 2001 8:43 PM
To: Katherine Smith
Subject: Staff Legal Bulleting No. 14

In response to the company November 5, 2001 letter,
the company view of the text in the
Division of Corporation Finance
Staff Legal Bulleting No. 14
July 13, 2001

regarding "a website address" would be appreciated and
helpful.
Sincerely,
John Chevedden

Smith, Katherine

From: Smith, Katherine
Sent: Thursday, November 08, 2001 2:40 PM
To: 'caravan west'
Cc: Hager, Jennifer; McGinn, Mary; Kalaidjian, Emma
Subject: The Allstate Corporation

Dear Mr. Chevedden:

Thank you for your e-mail message of November 6, 2001.
Unfortunately, I was unsure as to exactly what information you were seeking. You requested the "company view of the text" in the SEC's Staff Legal Bulletin No. 14 regarding a website address. If your question is as to what we consider to be a website address, Mr. Rossi's proposal contains four such or URLs as follows:
1) www.thecorporatelibrary.com/power
2) www.thecorporatelibrary.com
3) www.cii.org/ciicentral/policies.htm
4) www.cii.org

The SEC points out in SLB No. 14,

"...[A] website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. In this regard, please refer to question and answer F.1."

Q&A F.!. follows:

"F. Other questions that arise under rule 14a-8

1. May a reference to a website address in the proposal or supporting statement be subject to exclusion under the rule?

Yes. In some circumstances, we may concur in a company's view that it may exclude a website address under rule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules."

I hope this answers your question. If not, please let me know.

For your reference, I've attached the full Staff Legal Bulletin No.14.

SLB 14.url

Thank you.
Katherine Smith
Assistant Counsel
The Allstate Corporation
847-402-2343 - phone
847-326-9722 - fax
ksmith1@allstate.com - email

Smith, Katherine

From: caravan west [santa66fe@yahoo.com]
Sent: Friday, November 09, 2001 10:07 AM
To: Smith, Katherine
Subject: The Allstate Corporation

Dear Ms. Smith,
Thank you for responding. Please confirm that the URLs are the only issue.
Sincerely, John Chevedden

Smith, Katherine

From: Smith, Katherine
Sent: Monday, November 12, 2001 1:28 PM
To: 'caravan west'
Cc: Hager, Jennifer
Subject: RE: The Allstate Corporation

Mr. Chevedden,
This is in response to your email of last week. At this point in time, we consider the presence of the URLs in the proposal to be a procedural issue.

The URLs may also provide the basis on which we would seek exclusion of the entire proposal if the issue was not be remedied.

Again, I hope I've answered your inquiry.
Katherine Smith
847-402-2343 - phone
847-326-9722 - fax
ksmith1@allstate.com - email

-----Original Message-----
From: caravan west [mailto:santa66fe@yahoo.com]
Sent: Friday, November 09, 2001 10:07 AM
To: Smith, Katherine
Subject: The Allstate Corporation

Dear Ms. Smith,
Thank you for responding. Please confirm that the URLs are the only issue.
Sincerely, John Chevedden

EXHIBIT G

Smith, Katherine

From: Smith, Katherine
Sent: Monday, November 12, 2001 4:33 PM
To: 'caravan west'
Cc: Hager, Jennifer
Subject: The Allstate Corporation

Dear Mr. Chevedden:

Thought it might be a good idea to clarify two other items raised in the proposal's parenthetical instructions.

Should the proposal be included in Allstate's proxy statement, it would be placed after managements' proposals.

Second, the proposal's text would not be included on Allstate's ballot or proxy card. The text is too long and would unnecessarily drive up expenses. If the proposal were included for a shareholder vote, it would appear on the proxy card something like, "x. Shareholder Vote on Poison Pills" as the proposal itself is titled.

Katherine Smith
847-402-2343 - phone
847-326-9722 - fax
ksmith1@allstate.com - email

EXHIBIT H

Smith, Katherine

From: caravan west [santa66fe@yahoo.com]
Sent: Monday, November 12, 2001 11:38 PM
To: Smith, Katherine
Subject: RE: The Allstate Corporation

Dear Ms. Smith,
It would be best to resolve all issues at one time on an informal basis.

Sincerely,
John Chevedden

EXHIBIT I

Smith, Katherine

From: Smith, Katherine
Sent: Monday, November 19, 2001 9:08 AM
To: 'caravan west'
Cc: Hager, Jennifer
Subject: RE: Resolve issues on an informal basis

The Allstate Corporation   RE: The Allstate Corporation   jchevedden 110501.doc

Dear Mr. Chevedden,
Thank you for your e-mail. We would be happy to resolve the procedural issues related to Mr. Rossi's proposal on an informal basis. That is why I sent you the letter dated November 5, 2001 and the subsequent e-mail responses dated November 8, 2001 and November 12, 2001. All of those correspondences requested the removal of the URLs from the text of the proposal.

This request was made on an informal basis so as to avoid the process of requesting formal no-action relief from the SEC on that basis. Each of my letter and e-mails was based on the SEC's Staff Legal Bulletin No. 14 which stated that including URLs in a shareholder proposal may provide the basis for excluding a proposal as the information referenced by the website references may contain materially false, misleading or information that is irrelevant to the subject matter of the proposal. Mr. Rossi's proposal relates solely to the existence of the company's shareholder rights plan. The URLs included in the proposal cite to many other subject matters that are irrelevant to the rights plan. The websites may also contain materially false or misleading information.

It is on this basis that we requested your removal of the URLs or website addresses from the text of the proposal. If there is any other issue which you feel I have not addressed adequately, I would appreciate a detailed description of what they might be. I have attached all of the correspondence cited to above for your reference.

I urge you to call me if you would like to discuss this matter further.

Katherine Smith
847-402-2343 - phone
847-326-9722 - fax
ksmith1@allstate.com - email

-----Original Message-----
From: caravan west [mailto:santa66fe@yahoo.com]
Sent: Sunday, November 18, 2001 11:45 AM
To: Smith, Katherine
Cc: cfletters@sec.gov
Subject: Resolve issues on an informal basis

Ms. Katherine Smith
Allstate Insurance Co. (ALL)

Dear Ms. Smith,
In regard to the proposal concerning the poison pill it would be best to resolve all issues at one time on an informal basis.

Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance

EXHIBIT J

Smith, Katherine

From: caravan west [santa66fe@yahoo.com]
Sent: Sunday, December 02, 2001 3:34 PM
To: Smith, Katherine
Subject: ALL & Proposal

Dear Ms. Smith,

An opportunity is welcomed to informally resolve all issues. It is believed that the company would agree that if one party resolved one issue at a time, this would allow the other party to present an endless list of issues - one at a time. Please respond by email on Dec. 3 or Dec. 4.

Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance

EXHIBIT K

"A provocative answer to anyone alarmed by *Barbarians at the Gate*"

POWER AND ACCOUNTABILITY

"Corporations determine far more than any other institution the air we breathe, the quality of the water we drink, even where we live. Yet they are not accountable to anyone."

Robert A.G. Monks
Nell Minow

Click here to continue.

Table of Contents

Shareholders and Stakeholders

Next Chapter - Table of Contents

Shareholders and Stakeholders

Previous Section - Next Section - Chapter Contents

I was driving through Maine one late summer day when I stopped to admire a river running through a pretty wooded area. I noticed big, slick bubbles of industrial discharge corroding the vegetation along the riverbank, and I wondered: Who wants this to happen? Not the owners of the company, the shareholders. Not the managers or employees, who want to live in a healthy environment. Not the board of directors, not the community, not the government. I could not think of anyone connected with the company emitting the effluent who wanted the result I saw. This was an unintended consequence of the corporate structure. The very aspects of the company's design that made it so robust, so able to survive changes in leadership, in the economy, in technology, were the aspects that led to this result pollution that no one wanted, and everyone would pay for.

I realized I was part of the problem some time later, while in my office at the Boston Safe Deposit and Trust Company, where I was Chairman of the Board. I was looking over the proxies that it was our responsibility, as trustee for $7 billion in assets, to vote, and I was preparing to do what we had always done - vote with management on all of them. I picked up the proxy for the company that produced the industrial sludge I had seen, and I realized that if I voted for management, I was endorsing this activity. Those of us who managed money on behalf of others had the opportunity, and the responsibility, to tell management that this activity was unacceptable. But none of us was doing it.

No Innocent Stockholders

There is no such thing to my mind . . . as an innocent stockholder. He may be innocent in fact, but socially he cannot be held innocent. He accepts the benefits of the system. It is his business and his obligation to see that those who represent him carry out a policy which is consistent with the public welfare.

Louis Brandeis

Many companies violate the law. Beech-Nut sold sugar water as apple juice for infants. Alleco was convicted for price-fixing. E.F. Hutton pled guilty to 2,000 felony counts in 1985. An Exxon ship spilled 240,000 barrels of oil in Prince William Sound.[1] Over $2 billion was spent on cleanup by Exxon as of January 1991.[2] Other companies operate within the law, but they abuse their investors with outrageous compensation packages for management or entrenchment devices that prevent a beneficial sale of the company. These activities are not just bad for the shareholders; they are bad for the market, bad for the community, and bad for the economy.

This book is about how these kinds of things happened, and why, and how to make it harder for them to happen again. It is also about how changes in the composition of the shareholder community over the past decade have made it possible to restore the corporate organization to its original design. And this will revive the management accountability that is the best guarantee not just of corporate performance in the public interest, but of competitiveness and productivity as well. If all of our recommendations are followed, does that mean there will no longer be pollution in a remote river in Maine? No, it doesn't. But it does mean that it will be much more difficult for corporations to ensure their survival by making everyone else pay the costs.

"The Business of America Is Business"

Previous Section - Next Section - Chapter Contents

We begin with some background about the development of corporations in this country. Corporations have an immeasurable impact on every aspect of American life not just what we buy, where we work, and which diseases we cure, but much, much more. Retailing corporations were responsible for changing the date on which we celebrate the oldest of American holidays. In 1941, Congress moved Thanksgiving up a week to create more time for Christmas shopping.[3]

It has been said that "I Love Lucy" is playing somewhere in the world every moment, 24 hours a day sort of the twentieth-century equivalent of "the sun never sets on the British Empire." The people across the world who watch that program will think that the word *lucky* does not exist in the American vocabulary. The sponsor banned it because it was the name of a rival cigarette. Corporations fund, and therefore help to direct, our universities, our charitable institutions, our political campaigns. More than that, they are, in a way, our art form.

The United States has not yet produced a Michelangelo, a Beethoven, a Plato, or a Mohammed. The great genius of our republic has been in creating and preserving a free and open environment in which citizens can prosper. The most conspicuous demonstration of this goal is the surge of America over the last century to a leadership position in worldwide manufacturing and commerce. The very land and air of America has not only ensured domestic prosperity but also has enticed and inspired hardworking immigrants from many lands. Their names and accomplishments are key components of the national soul.

The idea of the private corporation was not unique to America back in the eighteenth century, but it was perhaps uniquely suited to America, the first country established as a constitutional democracy. Ours was the first society where a person could achieve the highest levels of fortune and status through commerce, and it is no coincidence that the United States and its corporations have been very good for each other and to each other. Capitalism was as much a part of America as the frontier; both were infinite resources waiting for someone to tame them. The famous statement of former General Motors president Charlie Wilson at his confirmation hearing for secretary of defense still rings with his absolute conviction: "For years I thought what was good for the country was good for General Motors, and vice versa."[4] He was not the only one who found it unthinkable that there could be any conflict of interests between the corporate good and the national good.

An impoverished Scottish family named Carnegie arrived in Pittsburgh in the middle of the nineteenth century. The spirit that had been ground down by centuries of marginal existence in Dunfermline, Scotland, acquired in the New World such vigor and purpose that it brought forth in Tom and Andrew Carnegie a new breed. The importance of commerce was already established. Just emerging was the realization that new technologies could cure disease, alleviate burdens, improve communications, and change the physical aspect of the world. Openness was the key openness to new people, new ideas, and new ways of doing things. It was as if the commercial potential of the human spirit had been given its first real opportunity.

America welcomed all the "wretched refuse" and provided the framework for commercial accomplishment that made those that succeeded not merely rich but themselves world leaders, entitled to the respect of every man, emperor, pope, and field marshal. Carnegie lived long enough to direct the application of this tremendous wealth into public libraries, a World Peace Palace, and great foundations endowed to ensure the permanent enrichment of public dialogue. The immigrant boy grew into a man who called the kaiser of Germany "Bill."

Can We Still Compete When the Business of the World Becomes Business?

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What Americans like to think of as the generic aspects of the national character energy, self-confidence, a certain naivete, tinkerer's skills, and courage incarnate the elements necessary for business success. Those elements still exist in this country, but apparently they are not enough. In the last few decades, we have had to accept that American business is no longer competitive, a realization that is profoundly conflicting with our deepest notions of ourselves.

Evidence of our decline is inescapable. World consumers even Americans prefer automobiles, television sets, cameras, clothes, and virtually all kinds of products made in other countries. Across the entire spectrum of industry we are confronted daily by the reality that others are doing better what we did best in former times. We may have expected that we could not maintain our position of dominance after World War II, but after only a few decades our advantages in a limited number of areas, such as computers and aircraft manufacturing, suggest a return to the earliest days of the republic, when the colonies were the "hewers of wood and drawers of water." This is more than just a commercial failure, a loss of money; it is as if the very essence of Americanism, so long the envy of the entire world, has been tested and found wanting.

There have been many places to assign blame. Some people suggest that our government policies are at fault, while others point to the lack of skill of labor and management, the cost of capital, or even the seeming invincibility of our foreign competitors. The inefficiencies of our educational system and our tax and accounting policies, as well as the vagaries of currency valuation and short-term profit orientation by managers and shareholders, are also frequently named factors in our predicament.

Much can be and should be done about each of these problems, but even improvement in all these areas seems inadequate to the scope of the problem. And some of the complaints are so narrow in focus that they obscure the point. Can cost of capital really be the ultimate problem in a time when the largest American corporations are buying back their own common stock? When some "experts" blame it on a weak dollar, and others blame a strong one, the problem has to be something else. Is the diversion of management attention to the risk of a hostile takeover more harmful to competitiveness than an atmosphere of entrenchment?

Our failure is so pervasive, so broad across all sectors of industry, that the problem must be dysfunction of the corporate system. The source of its failure is found in its success. The corporate structure was as important in transforming commerce as the assembly line. Both were based on the same principle, specialization. You didn't need to know how to make a chair to work in a chair factory; all you needed to know was how to put the chair leg into the chair seat. And you didn't need to know how to make a chair to invest in a chair company; all you needed to do was buy some stock. But either system works only if it is based on accountability. The foreman needs to make sure that the workers are putting chairs together correctly, or the customers will stop buying them. And the company has to produce returns, or the investor will sell out.

The Key to Corporate Vitality

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The genius of the corporation, the factor that accounts for its almost universal use in the modern industrialized world as the preferred form for large commercial enterprises, is its internal dynamic of accountability. The corporation's vitality is based on trust, bridging law, tradition, and management theory trust that managers will work loyally and effectively to realize the full potential of value for the owners, and that the owners can be counted on to ensure that the venture operates in their interest, their interest standing for everybody's interest. If the corporate structure is inadequate to maintain that trust, then all of the changes in laws, monetary policy, and trade agreements cannot solve the problem. In this book, we demonstrate that it has been inadequate.

Trust has been more myth than reality. The aspects of the system designed to help the corporation preserve itself have worked, but the aspects of the system designed to make sure that this self-preservation was consistent with the public interest have not. As we document in Part II, state government, local government, boards of directors, and even the marketplace itself have all been unable to keep the interests of the corporation aligned with those of the community, or, to put it another way, to keep the corporation from making everyone else pay the costs of its profits.

But we have found that there is still magic in America, not only in the justly fabled products of individual genius the Polaroid of Edwin Land, Steve Jobs' Apple, and Ross Perot's many ventures but also in those companies that have remained faithful to the discipline of trust and the spirit of openness. We want this book to be read in the context of our unshakable optimism and our conviction that what is wrong with American business can and will be fixed.

The exciting story of America's post-World War II economy is how many new companies have been started, how many have prospered and grown. The new, the open, and the energetic are as welcome as in the most expansive days of the republic.

What Works: The Tyco Example

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As a director since 1985, I have had a front-row seat to watch one good example of corporate success, Tyco Laboratories. In the creative atmosphere of greater Boston in the 1950s, it was said that two men, a wheelbarrow, and an abandoned textile mill were all that was needed for a successful new venture. Throw in a few Ph.D.s, at a million dollars a pop, and you could have a successful public offering of the nascent company's stock. Arthur Tyler's idea was to provide organization and financing for inventors, and thus Tyco was born. With worldwide sales of $3.5 billion, it is one of the *Fortune* 200. The company has been far afield, from joint ventures with Mobil to a variety of attempted hostile takeovers before the concept was popular. The company has grown rapidly in recent years, under the leadership of John Franklin Fort, into an integrated worldwide leader in automatic sprinkler equipment. Fort, a Princeton engineering graduate with an industrial management degree from the Massachusetts Institute of Technology, has risen through the operating ranks of the company. There is no corporate jet, there are no corporate clubs, and there are only 35 employees at the corporate headquarters in Exeter, New Hampshire. A simple incentive system is key to the decentralized management style. Compensation is based on profits of individual business units.

Tyco's acquisition record is impressive. All four of its acquisitions in the last five years fit its current business mix and offer genuine merger benefits without causing dilution of earnings. Acquisitions are not made to increase size; they are made to further industrial integration and to improve profits.

The company demonstrates many of the elements that have given American business its deservedly high reputation in the years following World War II. These include strong leadership from a chief executive officer who focuses on technology, operations, and profits. Compensation is direct and to the point; there are no footnotes on the corporate balance sheet for yachts, farms, consultancies, and the like, just direct grants of stock on top of a modest cash base. The company has an industrial purpose. Corporate resources are not diverted to unrelated technologies.

There will certainly be times when the Tyco story is not as favorable as it is today. However, a company with a worldwide product niche, no frills, and a 23 percent compound growth rate over the past five years makes a compelling example.

There is nothing "magic" in Tyco's technology. There is no reason any well-run manufacturing company could not approach Tyco's performance record. Shareholders should reasonably expect their directors to choose managers who can either emulate the "lean" management style or explain the correlation between higher expenses and profit realization.

Discipline in business should emanate from adding value, from quality, and from productivity, but discipline is diluted by management style that is circumscribed by numbers. The problem is that, at some point in growth or in the conglomeration of unrelated businesses, the discipline of having an industrial purpose is lost, and management becomes a matter of numbers. Even the most reputable accounting systems can be manipulated. The very mass of numbers tends to cloud the capacity to require specific accountability.

Tyco shows us one answer to those who denigrate America's companies and management. It can be done; it is being done. Like Smith Barney's celebrated advertisement about making money "the old-fashioned way," the Tyco secret is focus on producing quality goods to meet customers' needs at a competitive cost. Tyco has its biggest challenges ahead. It is not a mature company. It has not had to struggle to maintain the keenness of youth. Like other companies, it will need to continue to evaluate whether yesterday's choices will work for tomorrow. For now, though, it is thriving in an environment that other companies find prohibitively restrictive.

Legitimacy and Accountability: The Tie That May Not Bind Enough

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Many of these restrictions faced by companies like Tyco can be traced back to concerns about power being exercised by private entities. The early days of corporate development reflect a deep suspicion of private power. This power was made legitimate in the same way as the exercise of public, or government, power through a system of accountability to those affected.

At least, that was the theory. However, it became clear that corporations did not have the human capacity of responsibility. Limiting the liability of investors in corporate enterprises to the amount of their investment had a potentially pernicious effect in decreasing the personal responsibility on which the integrity of democratic institutions depends. But, as we show in Part II, this did not fit well with the corporation's tendency to act in its own interest without reference to individual concerns.[5]

Citizenship in Corporate America

> He discovers, in fine, that citizenship in his country has been largely meta-morphosed into membership in corporations and patriotism into fidelity to them.
>
> *John P. Davis*
>
> *Source: Corporations,* Capricorn Books, New York, Vol. 2, 1981, p. 280 (originally published in 1905).

There were thus two continuing challenges to maintaining some connection between management and ownership (as representing the public interest). The first was limited liability, and the second was the fragmentation of ownership into shares so small that the whole concept of ownership was diluted to the point of disappearance. Shareholders were no longer owners so much as investors or even speculators. No institution for collective action by owners developed. The absence of a human element in corporations made necessary the design of other mechanisms to limit corporate power. But, as we describe in Part II, none of them has been successful.

The combination of state and federal governmental power is not sufficient to ensure that corporations act in the public interest. In Chapter 4, we discuss the trend characterized as the "race to the bottom," which has eliminated substantive requirements in the state laws authorizing corporate formation and operation. It has now found its international counterpart in the domiciles of convenience for modern corporations seeking tax and regulatory leniency. The sociological trend will lead to a time when where one works is a more important affiliation than the country where one holds citizenship.

Rights of the Corporate Citizen

A State grants to a business corporation the blessings of potentially perpetual life and limited liability to enhance its efficiency as an economic entity. It might reasonably be concluded that those properties, so beneficial in the economic sphere, pose special dangers in the political sphere. Furthermore, it might be argued that liberties of political expression are not at all necessary to effectuate the purposes for which States permit commercial corporations to exist. So long as the judicial branches of the State and Federal Governments remain open to protect the corporation's interest in its property, it has no need, though it may have the desire, to petition the political branches for similar protection. Indeed, the States might reasonably fear that the corporation would use its economic power to obtain further benefits beyond those already bestowed.

William Rehnquist

Source: Dissenting opinion, *First National Bank of Boston v. Bellotti,* 435 U.S. 765, 825, 826 (Sup. Ct. 1978).

The Corporate Citizen

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As corporations have become increasingly large, the confusion in American society about an appropriate role for them is still evident, at least in some contexts. The Supreme Court of the United States has made a number of rulings reflecting concerns about the role of corporations in politics. In March 1990, a bitterly divided court upheld a Michigan statute that prohibited the use of general corporate funds (contrasted with PAC funds) for independent expenditures in connection with state elections.[6] The issue was whether corporate managers can use shareholder assets to promote a political agenda. The language of the majority opinion was surprisingly shrill. Justice Marshall referred to the "corrosive and distorting effects of immense aggregations of wealth that are accumulated with the help of the corporate form and that have little or no correlation to the public's support for the corporation's political ideas.... We emphasize that the mere fact that corporations may accumulate large amounts of wealth is not the justification for [the challenged statue]; rather, the unique state conferred corporate structure that facilitates the amassing of large treasuries warrants the limit on independent expenditures."[7] The Court spoke of "the special benefits conferred by the corporate structure," referring to "limited liability, perpetual life, and favorable treatment of the accumulation and distribution of assets,"[8] and concluded: "These state created advantages not only allow corporations to play a dominant role in the nation's economy, but also permit them to use 'resources amassed in the economic market place' to obtain 'an unfair advantage in the political marketplace.'"[9] As Justice Brennan pointed out, the problem is that corporate managers can use corporate assets to promote views not necessarily shared by the corporation's owners. Indeed, the American tradition of denying express power to government encouraged the belief that power granted to corporations would further the interests of the individual against the state.

Pro: Corporations Bring Ideas to the Marketplace

The advocacy of [AT&T or General Motors] will be effective only to the extent that it brings to the people's attention *ideas* which despite the invariably self-interested and probably uncongenial source strike them as true.

Justice Antonin Scalia

Source: Dissenting opinion, *Austin v. Michigan State Chamber of Commerce* (#881569), March 27, 1990, p. 5.

Con: The People Who Pay for It Might Not Approve

While the State may have no constitutional *duty* to protect the objecting chamber member and corporate shareholder: in the absence of state action, the State surely has a compelling interest in preventing a corporation it has chartered from exploiting those who do not wish to contribute to the chamber's political message. "A's right to receive information does not require the state to permit B to steal from C the funds that alone will enable B to make the communication."

Justice William Brennan

Source: Concurring decision, *Austin v. Michigan State Chamber of Commerce* (#881569), March 27, 1990, p. 7.

Free speech as contemplated in the Bill of Rights bears little relationship to the use of a corporation's resources to amplify its "speech" without any guarantee that it accurately reflects the views of the corporation's shareholders or even its employees.

The Tower of Babel

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Through the centuries, corporate power has been the focus of a great deal of scholarship and debate; but each of the professions has described the phenomenon in its own language. Lawyers, economists, financial analysts, political scientists, ethicists, and managerialists are like the builders of the Tower of Babel, all working toward the same goal but unable to communicate because they speak different languages.

The problem that all of them try to address is that managers will never be as scrupulous in creating value for investors as they will in creating value for themselves, yet that is precisely what the corporate structure requires investment of the capital from one group, the labor of another, and the management skills of a third, all geared to maximizing profit, with the primary obligation to the investors. All of the disciplines recognize that there must be some accountability from those who exercise power to those who are affected by it. All try to provide for and characterize the optimal accountability. But, as we will show in Part II, the corporate structure was so successfully designed for self-preservation that it has been able to counter every attempt at imposing accountability. And the Babel of languages has only obscured the picture.

The language of economics calls this accountability problem one of "agency costs." Economics has stressed that managements, acting as agents, will be imperfectly linked to their owner principals. It has suggested a set of institutional cures for this problem that ranges from better structuring of managerial contracts to adjusting the workings of the market for corporate control.

The law calls the same problem "conflicts of interest," because each party wants its own interests to come first. And the law has developed its highest standard, the fiduciary standard, to govern the relationship of managers to owners. But the language of law is the language of contracts, and the law has also traditionally viewed corporate governance within the framework of the duty of management to a number of constituencies with contractual claims on the corporate entity. Legal precedents have established the right of shareholders to hold management accountable through a system of voting and, when all else fails, through litigation. Litigation has its own language, very process-oriented, with a lot of emphasis on "standing" to sue, and the timing of the suit [it can be thrown out if it is too early (not "ripe") or too late ("moot")].

Management studies show that companies, confronted with conflicting pressures and opposing interests, actually make decisions in the interest of the companies' continuing existence, without reference to the concerns of the traditional constituencies. Political science and economics have provided evidence on how the system of public power the political system tries, with limited success, to hold management accountable to changing social and political mandates over time.

Ethicists have described how corporate structure and corporate culture further, or fail to further, "moral" conduct and decision making among managements.

Those standing in different spots in the corporate structure also have fragmented understanding, something like the blind men and the elephant, each one interpreting the part he is holding on to as the whole. Those who represent corporate management conclude that "shareholders will do better if management tends to all these responsibilities."[10] In other words, "trust me." Shareholders claim they are management's allies, at least good management's allies. In other words, "trust me." The financial community wants to decide which management deserves support. In other words, "trust me."

In the current environment, these contributions, important as they are, are too specialized and too divisive to serve as a broad conceptual framework for analyzing corporate governance problems. We lack the capacity to understand the problem because we lack the language. The problem is beyond our capacity to describe and understand because it transcends the specialized disciplines that have been developed to analyze, govern, and monitor corporations.

What is needed, instead, is a reexamination and synthesis of the language, concepts, and evidence of corporate governance research as contained in economics, finance, political science, law, and other disciplines. This kind of reexamination can create a new framework for understanding the concept of the corporation and the power it exercises, and for developing new theories about how to ensure that it is exercised responsibly. The violence of the market for corporate control over the past decade, and its resulting turbulence, lend urgency to this effort. The 1980s may not have been the decade when traditional governance notions were first eclipsed by developments in finance, policy, and law, but it was the decade that made it indisputably clear that what was left was just not working.

To begin to understand the problem and develop a solution, we must step back and look at specific aspects of corporate governance within a historical and economic framework. At the core, there is a common theme: the need to understand the exercise of private power by modern corporations in the United States how it is created, how it is used, and how it is manifested. The relationship between power in the private and public sectors continues to be the central question of our political system. Some on the right are inherently suspicious of government and want as much as possible to be established privately. Libertarian extremists even urge that the government get out of the "business" of schools, highways, and everything else but defense. Some on the left are inherently suspicious of private power in general and corporations in particular. They want policy to be made by the government. Those decisions that are left to the private sector must be heavily influenced by government, through regulation.

Strange Bedfellows

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However, debates over the appropriate limits on private power do not always reflect party lines. Despite his Republican credentials, Richard Nixon reflected the political spirit of the time by presiding over the creation of some of the most intrusive regulatory agencies ever to sit across the table from American business, including the Occupational Safety and Health Administration, the Consumer Product Safety Commission, and the Environmental Protection Agency. He also instituted wage and price controls. Jimmy Carter, running as a Washington outsider, decried government regulation and promised to reform it. But it was Ronald Reagan who really began to dismantle government regulation on a large scale, creating the Presidential Task Force on Regulatory Relief and issuing reports that tracked the declining number of pages in the federal register. Reagan's first secretary of the interior, James Watt, presided over a massive plan to privatize many of the department's programs. Eight years later, the controversial rollbacks in regulation of the environment and the financial industry have led the chairman of that task force, George Bush, to begin to reregulate.

Despite its prominence in political debate, corporate power and its systems of checks and balances are not well understood. Corporate power at its current level was not foreseen by early lawmakers and constitutional scholars, and its foundation in law is uneasy and inconsistent. But it is clear that the question of the legitimacy of corporate power in the United States has been transformed. Originally, the government had to review and specifically approve each corporate charter as being essential for a specific purpose that was in the public interest. Now one does not ask so much as notify the state that a corporation has been created. Anyone can incorporate for any activity that is not illegal. And the corporation, granted at least some of the constitutionally protected right of free speech originally contemplated for individual citizens, has now been accorded the right to question and challenge whether government is acting in the public interest.

In fact, government is now as much a creation of business as the other way around. Businesses grew so fast that there was no opportunity for other national institutions to develop adequate power to filter the impact of commerce on civil life. So Big Business begot Big Government. Because the goals of business are not always identical to the goals of society (which is partially a failure of the corporate governance system, as we will show), some institution was needed to harmonize the undoubted benefits of active commerce with the various needs of other constituencies. In the United States, this organization was the federal government, the only other major national institution.

There have been three principal eras of federal government regulation of business: (l) turn-of-the-century antitrust legislation; (2) "New Deal" bills of the 1930s addressing particular elements in the economy that had failed (the securities and banking industries, for example); and (3) health and safety "externality legislation" of the 1960s, which established new federal standards and enforcement mechanisms for business impact ranging from the environment to workplace safety to discrimination in employment.

The number of federal employees engaged in business regulation, the number, length, and complexity of proposed rules, and the expense of lawyers, arbitrations, and court proceedings have created the impression of a constantly increasing federal "control" over business. But, as we discuss in Part II, in virtually every case business has neutralized or even co-opted these efforts. The expense of confrontation between business and government may be one of the critical reasons for American noncompetitiveness in the world economy, but the actual impact of all the laws, all the regulations, and all the bureaucrats on large corporations is surprisingly small.

Although there is a plethora of organizations representing every element of private life, there is no single credible spokesman for the capitalist system, the industrial sector, or the interests of business as a whole. The Business Roundtable represents management. The unions represent labor. Trade associations represent their members. And, in general, the stakeholders in American corporations investors, customers, workers, and the community have traditionally used government as the medium through which they relate to each other. In the United States, we do not have institutions to force business to resolve conflicting claims; competing interests have been reconciled through the law. By contrast, other countries have private structures to resolve such issues, as we discuss in Chapter 7.

Accountability, Trust, and the 900-Pound Gorilla

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In a way, economic legitimacy (competitiveness) and political legitimacy (accountability) are two sides of the same thing. The foundation of our concept of corporations is our belief that because shareholders can be counted on to require that their own long-term interests be accommodated, corporations will be directed along the lines most beneficial to society. This accountability allows us to give corporations enormous power to make decisions that affect every aspect of our lives.

For that reason, it is worthwhile to examine the nature and extent of the accountability. For instance, if owners are entitled to the residual benefits from corporate activity, why are they not accountable for its liabilities? Limiting owners' liability to the extent of their investments, combined with the development of liquid markets, has changed the essential character of shareholders. Having only a day-to-day interest in the value of a piece of paper, they have lost any long-term interest in the value of the company and now bear little resemblance to the owner so venerated by tradition and law.

But, as we describe in detail in Part III, we are now witnessing the reagglomeration of ownership of the largest corporations, so that longterm shareholders are well on the way to majority ownership of America's companies. They are, of course, the institutional shareholders, who invest collections of individuals' assets through pension funds, trusts, insurance companies, and other entities.

We recognize that there is an irreducible difference of objectives between owners and managers. This has resulted in notorious failures in the system during the recent decade of hostile takeovers. Both owners and managers have, on occasion, acted in outrageous disregard of each other's rights. Coercive bust-up takeovers on the one hand and outrageous compensation and entrenchment tactics on the other have all demonstrated the absence of an effective and constructive relationship between owner and manager.

Individual shareholders can make their own trade-offs in deciding whether to exercise their rights as owners of a corporation. But as fiduciaries, institutional investors have no such out. Institutional shareholders are the famous 900-pound gorilla, entitled to respect on account of size and might. More important, as fiduciaries, they are legally obligated to use that muscle and act as owners. For institutions, ownership is not so much a right as a responsibility. That is a key distinction. So long as voting and other ownership characteristics were seen as rights, failing to exercise them was considered at worst inconvenient, but not as harming or diminishing the value of the property. When ownership is recognized as a responsibility, the legal liability for failing to exercise it is undeniable.

The evolution of the market has produced, in institutional investors, a small group of easily identifiable owners who have the capacity to understand and act. They also have two indisputable motives for paying close attention to ownership: avoiding liability for breach of fiduciary duty and enhancing portfolio values by promoting management accountability. There seems every reason to reestablish the accountability of management to ownership that has been the historical underpinning of capitalism. The violence of hostile takeovers in the 1980s challenged all the myths and realities, all the historical and legal theories of corporate existence. The question "to whom are the mangers of the great corporations accountable?" has not yet been satisfactorily answered. If trust is to be reestablished, initiative and sustaining energy will have to come from the institutional investors. That is what the next five chapters will show. The last chapter will show how it is done.

Endnotes

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1 Allanna Sullivan, "Exxon's Holders Assail Chairman Rawl over Firm's Handling of Alaska Oil Spill," *Wall Street Journal,* May 19, 1989, p. A3.
2 Announced at Exxon meeting for shareholders (New York, January 10, 1991).
3 Robin Toner, "Quiet Acts, Silent Halls, as a City Gives Thanks," *New York Times,* November 28, 1985, p. B6.
4 Maryann Keller, *Rude Awakening: The Rise, Fall, and Struggle for Recovery of General Motors,* William Morrow, New York, 1989, p. 20.
5 John P. Davis, *Corporations, vol. 1,* Capricorn Books, New York, 1961, p. 20, (originally published in 1905).
6 *Austin v. Michigan State Chamber of Commerce* (#88-1569), March 27, 1990.
7 *Ibid.,* Marshall opinion, pp. 6-7.
8 *Ibid., p. 5.*
9 *Ibid.*
10 For the arguments of representatives from each field (Martin Lipton, Jesse Unruh, John Phelan), see Nathaniel Nash, "Shareholders' Rights: Three Views: Vying for Control of the Public Corporation," *New York Times,* February 15, 1987, p. D5.

Why Bad Stock Happens to Good Investors

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Why Bad Stock Happens to Good Investors

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I remember going to my great-grandfather's office as a child and being told solemnly that the great man never purchased any security other than common stock, and that I shouldn't either. To do otherwise was not merely a poor investment, it was a breach of faith. When Nell was born, her Russian Jewish immigrant grandfather gave her two shares of common stock in AT&T, as close to a piece of America as he could find to present to his first grandchild. She still holds them.

Common stock turned out to be one of the most successful "products" ever marketed in this country. It continued to be an attractive investment even into the 1970s and 1980s, when exotic variations like puts and calls were developed to tantalize Wall Street. But some of the aspects of common stock that make it attractive have been eroded, even eliminated. In theory, common stock's unique advantages account for its value. In reality, the problem is that some of those advantages are more theoretical than real.

Equity is the only investment with a limit on liability and no limit on returns. Microsoft, the innovative software company in Bellevue, Washington, did not just make founder Bill Gates wealthy. The prescient investors who bought stock when it went public at $21 a share in 1986 found these shares worth $300 a few years later. One hundred shares of IBM stock in 1925 would now be 300,000 shares. The rising tide that lifts all the boats lifts the shareholder's most of all. Because everybody else gets paid first, the shareholder is uniquely at risk, to the limits of the investment. To pursue the metaphor: In a falling tide, the shareholder is the first investor to drown.

Creating the "Artificial Citizen"

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The Corporation Defined

Corporation. An ingenious device for obtaining individual profit without individual responsibility.

Ambrose Bierce

Source: The Devils Dictionary. Dover Publications, New York, 1958, p. 25.

We rarely ask ourselves today whether private corporations are a good thing for a society to have. Indeed, our only concept of life without them is the stereotype of the Soviet Unionconsumers standing in line for hours for products that only come in one style, brand, and flavor, and even that is all gone by the time you get to the front of the line. But free societies prospered without corporations for many years, and the original concept of ceding influence to private entities was deeply troubling in the eighteenth century, a time when the legitimacy of the exercise of any kind of authority was being questioned.

The United States was founded by people who wanted something different from the old world. European tradition for many centuries involved a competing presence of "artificial individuals"nobility, guilds, church, professional army, professional bureaucracyso that the emergence of business corporations in the nineteenth and twentieth centuries represented simply an addition to a centuries-long continuum of accommodating large, powerful institutions. The prior history of municipal corporations, ecclesiastical corporations, guilds, joint stock companies, and educational and philanthropic corporations provides a backdrop in which the private exercise of power was familiar. Life in the new world reflected individual rather than establishment concerns.

The thinking of Revolutionary War-era leaders was based on a suspicion of power. This involved the development in the area of public power of an elaborate written constitution explicitly designed to balance different elements of power against each other.

But the parallel concerns about private power were addressed in a different context. The colonial-era citizens were familiar with corporations. Indeed, the early colonies began their existence in the form of joint stock companies. The earliest history of the Massachusetts Bay and Plymouth companies demonstrates the evolution of governmental powers from a commercial charter. Thus, corporations were not in and of themselves suspect. What was essential was that the corporate form be available on a free and open basis. Within this framework, the emerging corporate form of business organization was based on democratic principles. To fit the corporation for American service, attention was focused on stripping away the elements of special privilege that clung to its European form. Colonial leaders rejected the British practice of issuing corporate charters by royal prerogative. It was a substantial popular victory when the privilege of incorporation was first declared a right during the presidency of Andrew Jackson.

As concerned as they were with rights, the founding fathers did not consider the rights of "artificial citizens," and the Constitution and its attending Bill of Rights did not easily accommodate them. As recently as 1990 the Supreme Court was still trying to decide how the protections of the Bill of Rights apply to corporations. [1] Indeed, the American tradition of denying express power to government encouraged the belief that power granted to corporations would further the interests of the individual against the state.

In the central document of American history, the Constitution, the word *corporation* never appears. The makers of public policy were still very wary of the impact that private entities could have on American life. One worry was the problem of reconciling the interests of management and owners (as representatives of the community interest). Another was that a corporation's size and indefinite duration would overwhelm the interests of individual citizens. As the idea of the corporation evolved, it was designed to have checks and balances like those built into the political system, and for the same purpose: to assure stability, accountability, and legitimacy. After all, the same year that America declared its independence, English economist Adam Smith was writing in *The Wealth of Nations* that directors of publicly held corporations could not be expected to watch the company "with the same anxious vigilance with which the partners in a private copartnery frequently watch over their own.... Negligence and profusion, therefore, must always prevail, more or less, in the management of such a company."[2] He went on to say that for this reason publicly held companies (which he called "joint stock companies") had seldom been able to compete with privately held companies, unless they had a monopoly.

To resolve these concerns, an essential part of the system was a kind of corporate democracy, with each "citizen" entitled to vote according to his investment. If we were going to permit the government to exercise public power through the accountability imposed by the electoral system, it seemed logical to permit corporations to exercise private power on the same basis.

Louis Brandeis, in 1933, eloquently warned that it was a mistake to "accept the evils attendant upon the free and unrestricted use of the corporate mechanism as if these evils were the inescapable price of civilized life." He continued:

> [I]ncorporation for business was commonly denied long after it had been freely granted for religious, educational, and charitable purposes. It was denied because of fear. Fear of encroachments upon the liberties and opportunities of the individual. Fear of the subjection of labor to capital. Fear of monopoly. Fear that the absorption of capital by corporations, and their perpetual life, might bring evils similar to those which attended mortmain. There was a sense of some insidious menace inherent in large aggregations of capital, particularly when held by corporations.[3]

So the corporation was welcome in its "enlarged conception of legal persons."[4] Clearly, the demands of emerging capitalism required a conglomeration of people, money, and property beyond the capacity of individuals. The life of the new continent required such institutions to construct the harbors, build the canals, maintain the highways, and ultimately, create the railroad that would tame the wilderness continent.

A corporation is a fictional "person" with some of the rights of a citizen but not all of themand some rights that citizens do not have. A corporation has some of the rights of freedom of speech guaranteed by the First Amendment, but there are limitations on "commercial" speech. A corporation cannot vote in an election, but it can provide a good deal of financial support (directly or indirectly) for a cause or a candidate. Indeed, as we will see in Chapter 4, corporations have been enormously effective at rallying state and federal protection. Almost two centuries ago, the Lord Chancellor of England, Edward, First Baron Thurlow, fumed at the corporation's amorphous existence: "Did you ever expect a corporation to have a conscience when it has no soul to be damned, and no body to be kicked?"[5] It cannot be jailed. It cannot even be fined, in any real sense; even when a fine is imposed, it is the shareholders who pay it.

The Externalizing Machine

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Despite attempts to provide balance and accountability, the corporation as an entity became so powerful that it quickly outstripped the limitations of accountability and became something of an externalizing machine, in the same way that a shark is a killing machineno malevolence, no intentional harm, just something designed with sublime efficiency for self-preservation, which it accomplishes without any capacity to factor in the consequences to others. With checks and balances of the marketplace intended to keep its focus on maximizing profits, that is just what it did. But it did so in a manner quite different from that intended or predicted. Instead of maximizing profits by making better, cheaper goods, it did so in less challenging ways, by restricting competitionsometimes with the help of the government. Instead of maximizing profits for shareholders, corporate management often maximized profits for themselves, lowering dividends but raising salaries. Instead of devoting creative energy to productivity, they devoted it to ever more unbreakable entrenchment devices.

The idea of the corporation evolved slowly. At first, the states chartered each company individually and limited the kinds of ventures corporations could undertake. This system was perhaps inspired by suspicion, but it created "a process that invited bribery and corruption since it involved negotiating specific charter provisions with legislatorsamong others, the purpose of the enterprise, the location of its activities, the amount of capital to be raised by stock sales, and the power of its directory."[6] The many impediments - some intentional, some not - to incorporation began to fall in the late nineteenth century, less as a result of any public policy in favor of corporations than as a way to increase tax revenues for states. Businesses, seeking the protections available through trusts and holding companies, for the first time provided a political base that supported, even encouraged, these changes.

In the nineteenth and early twentieth centuries, the very absence of traditional institutions stimulated the growth of business, in terms of both its favorable and in its unfavorable characteristics. Entrepreneurial energies literally knew no bounds. By the outbreak of World War I, the United States was the premier industrial power in the world. It also was a country shaken to its core by pressures that business wealth brought to the legitimacy of the political process. State and federal governments alike had been tainted by bribery and corruption; the Erie scandals and the administration of U. S. Grant are only a few examples of the government's struggle to survive the threat of unlimited private power.

Adam Smith predicted that businessmen would try to maximize profit by eliminating competition rather than beating it. "Without an exclusive privilege, they have commonly mismanaged the trade. With an exclusive privilege they have both mismanaged and confined it."[7] He was right. Some companies became monopolistic and threatened to destroy the competitive marketplace that was the essential ingredient in ensuring that commercial pursuit would result in the public interest. At the turn of the twentieth century, this brought about the first comprehensive federal laws respecting business: antitrust and antimonopoly legislation.

Business also tried to maximize profit by externalizing costs, placing the costs of unsafe working conditions on their employees and the costs of unsafe products on the consumers. So the antitrust laws were followed by the first health and safety laws. None of these laws was antibusiness; their objective was to save business from itself, to liberate the business system to function in a manner that would result in the public good. But they represent a suspicion of business and businesspeople, which is still a strong theme in the economic and political debate.

The stock market crash of 1929, the disgrace of prominent business leaders,[8] and unacceptable levels of unemployment led to a political decision that business could not and should not be unilaterally responsible for solving the nation's economic problems. Following the election of Franklin Roosevelt in 1932, big business accepted a federal presence as a permanent factor in the pursuit of profit. A business council consisting of the principal leaders of the major corporations was organized as a part of the U.S. Department of Commerce and functioned as an official liaison between business and government from the early days of Roosevelt until the Kennedy administration. Thereafter, an independent business organization, the Business Roundtable, became the most prominent mouthpiece for the major industries.

From Common Stock to Junk Stock

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In the early twentieth century, as corporations began to produce more of America's goods and services than proprietorships and partnerships,[9] it became possible for anyone with enough money to buy a share of stock and participate in the profits of the industrial revolution. Buying common stock was buying America and betting on its future. Anyone could buy a piece of the people, the inventions, and the companies that were transforming the world. As the century progressed, anyone could invest in companies that produced cars, electric lights, telephones, birth control pills, airplanes, movies, computers, televisions, rocket ships, and the Tang(R) they carried. You didn't have to be smart enough to invent these things, only smart enough to buy a piece of the company that made them.

The ability to participate through inexpensive, easily transferable investments also made it possible to diversify a portfolio to minimize risk. Not only did investors not have to be smart enough to invent something, they did not have to be smart enough to pick the right companies to invest in. Just spread the investments around and sell out when they started to drop, and you would do fine. America's love affair with common stock was dampened by the crash in 1929, but the government stepped in to regulate the markets, to provide a level of safety that would encourage investors to returnand they did return, in record numbers.

The expectations of a holder of common stock are clearly defined and easy to understand. After the obligations of the corporation have been settled, what is left belongs to stockholders. A shareholder's rights are also clearly defined. The holder of common stock is entitled to a share of all dividends paid that is proportional to the amount of stock owned. The shareholder has the right to transfer his shares in the market, to vote proxies to elect directors, to approve amendments to the corporate charter and changes of the state of incorporation, and to vote on resolutions proposed by other shareholders or even initiate them himself. Finally, if the directors or managers abuse the authority entrusted to them by shareholders, the holder can sue the directors and management either as an individual, on behalf of the class, or as a representative of the corporation itself. (The last form of lawsuit is called a shareholder's derivative suit, because shareholders "derive" the right to sue from the failure of management to pursue its own claims.)

These rights have had varying impact and value. Transferability of shares is essential to make the corporation an attractive investment. It allows shareholders to diversify the risk of investment among several ventures and to change the level of risk easily. Transferability has been so important, in fact, that the market has willingly, if inadvertently, relinquished many of the other rights of ownership in order to preserve it. In early days, stock certificates were like checks or like other kinds of property: you transferred stock by giving someone the actual certificate. My first job, at age 16, was as messenger for Paine, Webber, delivering the documents necessary for every transfer of stock (at least five for each transaction), all pinned together with great ceremony by a man who worked behind a cage in the front of the office.

This system worked, briefly. In the summer of 1950, for example, when I was a runner, the market never traded over 750,000 shares in a day. The system, however, was inadequate for the volume that was to come. Last year, for example, the New York Stock Exchange alone traded 292,363,500 shares in a single day. The old system proved too cumbersome and too invasive of shareholder privacy.

The Path of the Proxy Card

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"Like pilgrims, the proxy card and the right to vote follow a long and tortuous path before returning home to the issuer," wrote Betty Linn Krikorian.[10] The current process (see Figure 1) begins with the company sending a notice of its shareholder meeting date to one of three depositories, the largest being the Depository Trust Company (DTC), and to the stock exchanges. The depository informs its participants (in the case of the DTC, this includes 400 broker-dealers and 200 banks) and sends to the company a list of participants that hold that stock with the bank. The company has 20 days to send cards to the depository's participants asking them for the number of sets of proxy materials they need and, if the participants are banks, a list of their respondent banks. Within one day of receiving the list, the company must send cards to those respondents, who must identify their respondents, and so on, until all the respondent banks have been contacted.

The company sends out proxy materials and voting cards to all banks and shareholders of record. It is up to the bank to determine who is the beneficial owner of each stock (and thus who has voting rights) and how many shares each owner can vote. If the bank is deemed beneficial owner, it votes according to its own policy. If the bank does not have voting power, either it can forward the proxy material to the beneficial owner within five business days of receiving the material from the company or it can forward the material with a request for instructions on how the stake is to be voted. The DTC sends an omnibus proxy to all participants, detailing the number of shares held by each participant as of the record date. Within five days, each bank must assign voting rights to their shares held for the respondent banks and notify the respondents and the company.

The bank marks, signs, and returns the proxies to the company for stock held by the bank beneficially and stock for which they have received instructions from the beneficial owner. If the beneficial owners handle the votes themselves, the bank signs the proxies and forwards them to the owner.

Broker-dealers usually vote on the instructions of the beneficiary. Thus, the broker-dealer votes a master proxy by adding the votes based on the voting instructions received and the votes it casts internally and returns these to the company. Due to a desire on the part of management to communicate directly with as many shareholders as possible and to a concern over whether shareholders are receiving complete information brokers are required to ask all clients whether their identity can be disclosed to the company. Owners who refuse are called objecting beneficial owners (OBOs) and are not included on the list of beneficial owners the broker submits to the company. The names of nonobjecting beneficial owners (NOBOs) are known to the issuer company, which means that although their shares are still physically voted by the broker, they are receiving direct communications from the company on proxy matters.

The operational aspect of the process often involves a third party. A company such as the Independent Election Corporation of America (IECA) provides NOBO lists to companies and will serve as the intermediate between the owners and the corporation. IECA will also code proxies and track votes cast.

This system was great for making it easy to buy and sell stock, but it made it even harder to exercise the other rights of share ownership and, by doing so, created something of a vacuum. Wall Street, like nature, abhors a vacuum (which it refers to as a "market niche"). This one was filled by corporate managers and, sometimes, by raiders. In this chapter, we focus on the original contract between shareholders and the companies they invest in. In Part II, we consider the ways in which the other rights of ownership all but disappeared and the impact that had on companies and their stock, for which this discussion provides a context.

Junior Invests in Boothbay Harbor

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The traditional relationship between entitlement to receive the benefits from a venture and responsibility for its impact on society was charmingly put early in this century, as a father advises his son in *Main Street and Wall Street:*

> Now, Junior, before you go to college I want to give you my investment in the Boothbay Harbor Electric Light Company. This concern serves our old neighbors and friends, and I want you to feel a continuing interest in, and a responsibility for, our share in this local enterprise. If properly managed it should be a benefit to this community; and it will yield you an income to be applied to your education through the next few years. But you must never forget that you are partly responsible for this undertaking. Our family had a hand in starting it. That responsibility is an inseparable part of your ownership. I read something the other day, in an opinion by Justice Brandeis of the United States Supreme Court, which bears this out: "There is no such thing to my mind . . . as an innocent stockholder. He may be innocent in fact, but socially he cannot be held innocent. He accepts the benefits of the system. It is his business and his obligation to see that those who represent him carry out a policy which is consistent with the public welfare." He is right in that. This accountability for wealth underlies and justifies the whole institution of private property upon which the government of our great country is founded.[11]

There was a certain parity in the traditional characteristics of common stock: investors could limit their risk of loss and enforce their entitlement to management's loyal attention, management could secure the capital necessary for a successful enterprise, and society could be confident that what was good for business was good for the citizenry at large. Investors, managers, and workers were all accountable to each other.

Through their power to vote for directors, shareholders have traditionally been considered the ultimate source of authority and legitimacy for corporations. Those whose money is at risk are the appropriate source of overall direction for the enterprise. The intention was that the holder of common stock would provide this guidance not by making decisions about product lines or retained earnings but by requiring that management run the venture with competence and loyalty to generate long-term value enhancement. The shareholder's entitlement was enforceable in court. So when the first Henry Ford wanted to sell his cars for below-market value out of social concern, the courts reminded him that it was wrong to sacrifice shareholder interests for social ones.[12] Nor, until the most recent times, was management legally free to make charitable contributions.[13] The theoretical capacity to require accountability is essential: "But the fact remains that the power, even if rarely exercised, and then only under extreme provocation, was there; and every once in a blue moon some resolute individual or stockholder could rise in his place and organize a protective committee or dissenting groupand, if nothing else happened, at least there was a thorough ventilation of what sometimes proved to be a musty or unsafe tenement."[14]

This remembered sense of balance is so powerful that it persists despite unmistakable proof that it no longer exists. Management accountability to shareholders is more than an economically beneficial arrangement; it is the basis on which we, as a matter of public policy, give legitimacy to the impact that private entities have on our lives. We would no more create a private entity without accountability than we would a public one; we don't want corporate dictators any more than we want political ones. But today, any remaining accountability is little more than a vestige of the original contract, the last remaining trace of the myth that no one seems to want to give up.

Practically no one has any incentive to challenge it. The myth of accountability to shareholders is like a mantra that justifies their continued passivity while allowing them to continue to invest. Management takes comfort from the same myth because it justifies their actions; after all, if there was anything wrong, the shareholders would have stopped them. Why should politicians challenge the notion of accountability to shareholders? What kind of political support can there be for such a challenge when both sides embrace the status quo?

Junior Loses Control

Academics alone have been willing to make heretical attempts to demonstrate the lack of accountabilityusing the helplessness of shareholders as justification for legally downgrading their "right" to primacy among corporate constituents. They sometimes express this by calling the modern shareholder "shirking" or "laggard," and they echo Berle and Means in concluding that because shareholders have abandoned their legitimating role, they "deserve" diminished rights.

A long line of distinguished scholarship points out that, to the extent the theoretical rights of shareholders do exist, they have become impossible to exercise. Berle and Means accurately put it over half a century ago: "[T]he owners of passive property, by surrendering control and responsibility over the active property, have surrendered the right that the corporation should be operated in their sole interest*they have released the community from the obligation to protect them to the full extent implied in the doctrine of strict property rights.*"[15]

When Berle and Means wrote their book on the helplessness of shareholders, the problem seemed insolvable. Graham and Dodd, writing at about the same time, urged shareholders to understand that the holding of stock required vigilance in the exercise of ownership rights as an investment matter. In their first edition, Graham and Dodd plainly stated that "the choice of a common stock is a single act; its ownership is a continuing process. Certainly there is just as much reason to exercise care and judgment in *being* as in *becoming* a stockholder."[16] They later admitted that being a conscientious shareholder was more difficult than it looked, noting that shareholder activity has "yet to come to grips with the real issues involved in the confrontations of stockholders and their management."[17] It seemed impossible, for the reason Berle and Means identified. With so many shareholders, it did not make economic sense to evaluate the opportunities provided by ownership rights with any enthusiasm, much less to exercise them.

It is currently fashionable in some academic circles to endorse this approach, and, as discussed in detail in Chapter 3, it appears in slightly different form in the push for "stakeholder" laws. Berle and Means pointed out half a century ago that the wide dispersal of stock, its easy transferability, and the diversification of even modest portfolios made it impossible for shareholders to play the supervisory role originally intended. So why not do away with it entirely? Why should shareholders have any more of a say than managers, customers, employees, suppliers, or the state?

Shareholders, the great short-term beneficiaries of this system, have no reason to consider the consequences of their noninvolvement, as they now freely trade the stock instead of devoting resources to monitoring and providing direction for the company, without the slightest reduction in the stocks's value on account of the costs that the companies are able to externalize. Rather than deal with the problems of pollution, public utilities and other fossil fuel-burning industries have simply lobbied government bodies, denying that the problem exists. When Ralph Nader exposed the Corvair's safety defects, General Motors did not immediately address the problem but instead hired a private investigator to follow Nader and "substantiate completely false rumors that Nader was anti-Semitic and a homosexual."[18] Those who are so willing to abandon the role of shareholder neglect the huge social cost of doing so. The long-term loser is society as a whole, like a player in an "Old Maid" card game, with each party trying to push the costs on to another.

Adam Smith's notion was that individual pursuit of self-interest would ensure the collective interest through an "invisible hand," despite his own reservations about the way this would work in a system riddled with agency costs. But the power of this "invisible hand" was such that it was used to justify freedom from government intervention needed to ensure the compatibility of corporate power and the public interest.

The High Cost of Transferability

Shareholders' ability to perform what James Willard Hurst has called "their legendary function" of monitoring has been substantially eroded, initially, as noted by Berle and Means, by sheer numbers. Management has every incentive to increase the number of holders.[19] First, to do so increases available capital and helps transferability by keeping the prices of individual shares comparatively low. Ease of transferability is not a priority for Warren Buffet, for example, whose Berkshire Hathaway trades in four figures per share. But he is a rare exception; most companies split their stock before it reaches $100 a share.

Increasing the number of shares has another significant advantage for corporate management: it reduces the incentive and ability of each shareholder to gather information and monitor effectively. Even the $250 million investment in General Motors by one of the largest equity investors in the United States, the California Public Employees' Retirement System, is not of much significance in a company with a market value of more than $30 billion. When the number of shareholders is in the hundreds of thousandseven the millionsand each holds stock in a number of companies, no single shareholder can monitor effectively. Is monitoring worth it when your investment (and liability) are limited and when, even if you do understand the issues, there is nothing you can do about them?

Universal transferability has also critically changed the nature of the shareholders' relationship to the corporate structure. As investors, stockholders had to look to corporate performance for protection and enhancement of their investments; they had to consider the efficacy of capital investments; they were directly influenced by the way the corporation conducted itself and by how society perceived it. In the absence of readily available "exit," or sale, the traditional shareholder used "voice," or ownership rights.[20] "[T]he corporation with transferable shares converted the underlying long-term risk of a very large amount of capital into a short-term risk of small amounts of capital. Because marketable corporate shares were readily salable at prices quoted daily (or more often), their owners were not tied to the enterprise for the life of its capital equipment, but could pocket their gains or cut their losses whenever they judged it advisable. *Marketable shares converted the proprietor's long-term risk to the investor's short-term risk.*"[21] The increased number of shares and ease of transferability acted as a vicious circle, because the inability to use "voice" to influence corporate activity made "exit" the only option.

The costs implicit in acting as an owner are far easier to justify in the case of a long-term holder. It is virtually impossible to argue that extensive monitoring is cost-effective for investors whose profit is principally derived from buying and selling in the short term. The prospect of buying low and selling high is so beguiling that a lucrative industry of "active money management" has flourished, *notwithstanding the reality that institutional investors are the market and therefore cannot hope to beat its performance.*

Can the Market Beat Itself?

Investment management, as traditionally practiced, is based on a single basic belief: Professional investment managers *can* beat the market. That premise appears to be false, particularly for the very large institutions that manage most of the assets of most trusts, pension funds, and endowments, because their institutions have effectively become the market.

Charles D. Ellis Source: Investment Policy, Dow-Jones Irwin, Homewood, 111., 1989, p. 5.

Hope always exists for a particular institution that it can be the exception and can beat the averages. This hope, rather than any statistical evidence, accounts in part for the change in the way shareholders see themselves, from owner to speculator (or investor). Another component is short-term self-interest, an objective that does nothing to encourage monitoring, which involves the commitment of resources for gains that are not immediately quantifiable (with the possible exception of shareholders who are large enough and aggressive enough to underwrite contests for control). In the longer term, this altered role has involved a high price for the business system as whole.

Transferability has had significant adverse consequences for corporations as well. It means that the interests of shareholder and manager are not necessarily the same; indeed, they are based on incompatible premises, because the investor will want to sell at the first sign that the stock may have reached its trading peak, and the manager wants stable, long-term investors. The American corporate system was initially based on the permanence of investor capital. Unintentionally, the growth of the institutional investors may have reintroduced elements of stability in stock ownership.

The market has become so complex that it is increasingly uneconomic for individuals to invest on their own behalf. Nearly half of all equity securities are therefore held by institutional investors on behalf of individuals. As a result, shareholding is now further subdivided between trustees, who are legally responsible, and beneficiaries, who are financially interestedyet another instance of agency costs in the myriad of lines between agent and principal that make up the corporation. Trustees are picked not by the beneficiaries, who pay their fees, but by the people establishing the trustin this case corporate managers, whose interests (as we will see) are often competing with, if not directly contrary to, the interests of the people they pay the trustees to look out for.

Trip Invests in Boothbay Harbor

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Let's look at a typical shareholder under this system and contrast him with Junior, who got the fatherly advice about the Boothbay Harbor Electric Light Company described in Ripley's book 65 years ago. We will begin with the largest single class of ownership, comprising perhaps 15 percent of the total outstanding equity.[22] Junior's son Trip is now an employee of Widget Co., a midsize manufacturing company with a "defined benefit" pension plan. That means that no matter what Trip puts in before he retires, once he does he is guaranteed a set retirement check every month. Let's say that Trip has been with the company for 20 years, with about another 15 to go before retirement, and let's keep in mind that his office matesone who just started work and one who is 5 years from retirementmight have very different sets of priorities.

The concerns of Trip and his colleagues are a far cry from Junior's "sense of responsibility" for the companies he invests in; indeed, Trip could probably not say what stocks he holds, bought by several investment managers hired by the fiduciary designated by the corporate chairman. To make things even more complicated, while one of the investment managers employed by Trip's company is buying Boothbay Harbor, another is selling it; indeed, sometimes they sell to each other, leaving Trip and his colleagues with the same shares and a loss on the transaction costs. Trip "owns" a minuscule fraction of perhaps thousands of publicly traded companies. Not only has he no say about which securities are purchased on his behalf, he doesn't even find out until after the fact, and sometimes not even then. Between Junior and Boothbay there was a reliable system of communication. Between Trip and Boothbay there is an investment manager, a custodian, a trustee, a named fiduciary, and the CEO of Trip's employer, Widget Co.

Trip and the other employees whose pension money is invested really have no legally enforceable interest with respect to a particular holding of the plan; their only right is to be paid the promised benefits. Whether these come from stocks, bonds, or gold bullion is irrelevant to him. His only right is to require that the trustee act loyally and competently in his interest.

That could be complicated. The trustee, usually a bank, may have business relationships that create uncomfortable conflicts, putting Trip in a situation quite different from Junior's. For example, the trustee will be voting stock in the same companies it makes loans to or handles payrolls for. There have been a number of reports of cases where a trustee attempting to vote against corporate management was stopped by its own management. Why not? The trustee has no economic interest whatsoever in the quality of the voting decision, beyond avoiding liability. No enforcement action has ever been brought and no damages ever awarded for breach of duty in voting proxies. Trustees earn no incentive compensation, no matter how much energy and skill they devote to ownership responsibilities. And, crucially, the corporation knows how the trustee votes, whereas Trip has no idea. The trustee has nothing to lose from routine votes with management and everything to gain. Even if the trustee wanted to view ownership responsibility more energetically, it would be all but impossible as a practical matter, because of further inhibitions to shareholder activism arising out of the problems of "collective action" and "free riding," the pervasive problem of conflict of interest by institutional trustees, the legal obstacles imposed by the federal "proxy rules," and state law and state court acquiescence to management entrenchmentall described later in substantial detail.

Who Invests in Boothbay Harbor?

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Meanwhile, at the top of the chain, the CEO's interest in the investment in Boothbay is also quite different from Trip's or Junior's. His interest is, first and foremost, being able to pay Trip his defined benefit when he retires, with a minimum of contribution by Widget Co. and, probably, a minimum involvement of his own timeafter all, pension benefits don't have much to do with Widget Co.'s products or sales. So the CEO will push the investment managers to provide results (while he decries the "short-term perspective" of investors with other CEOs). If he is involved, he is faced with what has been called "ERISA's fundamental contradiction."[23] As a corporate manager, he would tend to favor provisions that, as a shareholder, he might find unduly protective of management, either as a matter of general principles or more specificallyhe could even be a member of Boothbay's board.

In the 1920s, Trip's father, Junior, and his grandfather, who spoke of Boothbay Harbor with such proprietary interest, felt a real connection to the company they invested in. In the 1990s, the trustee, the custodian, the investment managers, and the CEO stand between Boothbay and Trip. Do any of these people "feel a continuing interest in, and a responsibility for" their share in this enterprise? Are any of them able to exercise, or even interested in exercising, the responsibility of providing overall direction for the company?

And is such monitoring by owners a "right," to be discarded if inconvenient, or is it a "responsibility"? Although academics cite shareholders' "shirking" of their responsibility as justification for their diminished status, they have neglected the consequences. The result has been that shareholders have managed to foist off all manner of liabilities onto society as a whole. Ultimately, society has paid the highest price for such "mistakes" as Rely(R) tampons, the Dalkon shield, and DDT. The corporate system does not provide a way for those who profit from corporate operations to share some of their bounty to pay for related social costs. We are left with three choices: legitimating the exercise of corporate power through accountability to shareholders, by enabling (or requiring) shareholders to provide their "legendary supervisory role"; finding some other kind of accountability (perhaps government) to limit the imposition of externalized costs; or leaving things the way they are, allowing those costs to fall as they do.

The Postwar Era: One Big Unhappy Family

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It is a simplification, if not an outright misrepresentation, to speak of the stock Junior and Trip held in Boothbay Harbor as though Boothbay were the same company for both of them. As shareholders have changed, so have the companies they invested in. Trip's many-times removed investment was probably not in Boothbay Harbor but in a company that had bought Boothbay and a dozen other companies something called, say, Global Unodyne. During the era just after World War II, the fad was for conglomerates. The theory was that conglomerates would have (to use a word not popular until much later) synergy, that the various businesses would help each other, and that the diversity of interests would make the company safe from any kind of economic downturn. It was not enough, maybe not even relevant, to have expertise in the product line; a certain business expertise was thought to apply whether the product was computers, hamburgers, or hotel rooms. Put another way, the product of such a conglomerate was no longer computers, hamburgers, or hotel roomsit was stock.

This was at the same time one of the most beguiling and one of the most damaging industrial concepts in the history of the American economy. "Tell me the story," the business school educated analysts would ask. If the story was right, there was no limit to the stock price. Some of the cleverest people in AmericaFord Motor Company's "best and brightest," Roy Ash and Tex Thorntonwith their "whiz kid" credentials, brought forth to a hungry public the new phenomenon in the form of Litton Industries.

Litton was as close to glamorous as a business can get. With its former movie headquarters in Los Angeles, with Crosby Kelly, the inventor of "financial public relations," and with a record of increasing quarterly earnings for over 10 years, Litton seemed able to do anything, despite the fact that no one could single out any particular value that was added. Here's how it worked: Litton's stock would be selling at 40 times its earnings. An attractive company would be located, for example, Fitchburg Paper Company. Either the marketplace or appraisers would value Fitchburg Paper Company at around 10 times its earnings. The Litton team would descend on the shareholders (in this case, the Wallaces, the family of the founders of Fitchburg) and offer them a "premium" of 70 percent to acquire their company. How's that? Well, Litton would issue new Litton common stock to the Wallace family with a market value of 170 percent of their present holdings.

How could they do it? Assume that Fitchburg Paper had annual earnings of $5 million and a market value of $50 million. Litton would issue them stock worth $85 million and acquire $5 million of new earnings. With Litton's price/earnings ratio, this translates into $200 million of additional value for which they have only paid $85 million. So long as the market continued to accord a 40x multiple to Litton, Litton could continue to make the Wallaces of the world rich and generate "instant profits" for themselves. The Litton *principals* had charm and a sense of the dramatic. Acquisitions were seductions; work went on around the clock; the world stood still. Their goal was to acquire 50 companies a year.

Litton began by acquiring companies with related businesses in 1958. In the 1960s, however, it branched out into "typewriters, cash registers, packaged foods, conveyor belts, oceangoing ships, solder, teaching aids, and aircraft guidance systems."[24] The story ended badly. Litton's radiance ultimately became tarnished. The stock "tanked" in 1968.[25] That is, the stock fell 18 points in one week. It did not merely fall in an orderly manner; it disintegrated. The Wallaces and other shareholders were left with no company, a lot of paper losses, some fine memories, and very little of lasting value.

Other companies managed to make the conglomerate structure work by making more careful acquisitions, but the American economy is saddled with a substantial portion of its industrial capacity misorganized in the inefficient conglomerate form, from which it will take two decades to extricate itself. Here was the fertile breeding ground for the leveraged buyout, the restructuring, and the hostile takeover.

The 1980s: Myth Meets Reality

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Perhaps this system would have lumbered along indefinitely, had it not been for two unprecedented developments, on a collision course with each other and with traditional notions of corporations, management, and shareholders. The first was the emergence of institutional investors (discussed in Chapter 6), required, as fiduciaries, to take their ownership responsibilities seriously and big enough to begin to surmount the problems that had prevented effective exercise of ownership rights in the past. The second was what made such exercise so importantthe takeover boom. The creation of securities to make a takeover of just about any size possible gave ownership rights a more immediate value than they ever had before. Such takeovers were in part made possible by the separation of ownership and control, which had created a value gap (the "control premium") between the market value of the shares and their absolute value. Junk bonds enabled raiders or managers to cash out the difference between the two, and inevitably, shareholders noticed that it was their moneyor should have been.

In 1969, Saul Steinberg seized the commercial world's attention with a $9 billion tender offer for the Chemical Bank. The Wall Street establishment's ability to cripple this effort by shutting off Steinberg's sources of credit reinforced the conventional wisdom that hostile takeovers could not be done in America. In the intervening decades, prosperity in Europe and Asia increased liquidity substantially. Worldwide financial sophistication has developed, and the U.S. establishment no longer has the capacity to prevent foreigners from putting together bank syndicates to provide virtually limitless amounts of money to close deals. And many scholars studying the "market for corporate control" became convinced not only that hostile takeovers were tolerable, but that they were essential as the only real way in which managerial power could be held to accountabilityafter all, shareholders could not do the job, and raiders, or the threat of raiders, could.

Political and economic theory required that the marketplace be the ultimate judge of management. It was clear that accountability couldn't really be achieved by holders' selling shares of companies that did not perform satisfactorily. As Edward Jay Epstein points out, "just the exchange of one powerless shareholder for another in a corporation, while it may lessen the market price of shares, will not dislodge managementor even threaten it. On the contrary, if dissident shareholders leave, it may even bring about the further entrenchment of managementespecially if management can pass new bylaws in the interim."[26] As discussed in detail in Chapter 3, shareholder lawsuits to enforce the fiduciary duty of managers were ineffective. The overwhelming advantages of incumbency made contests for control through the electoral process virtually impossible. So the only basis for ensuring management's commitment to profit maximization was vulnerability to hostile takeover. Takeovers were not only feasible, they were legitimate - almost.

The comfortable legal balance that had for a century provided a nurturing framework for the financing of corporations and the increasing of share values was brutally tested in the commercial environment of the 1980s. As is often the case with myths, the theories behind the corporation served a useful purpose long after they ceased having more than a tenuous relationship to reality. Although in theory shareholders could get relief from the courts if a conflict of interest with managers or directors could be proven, an appropriate context proved elusive. The intrinsic character of a business corporation involves conflicting interests: managers want to pay themselves more, owners want higher dividends; managers tend to favor size, owners profitability. Under the business judgment rule, courts would defer to the decisions of management and directors, as long as there was no obvious self-dealing or fraud.

Milken's Money Machine

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Hostile takeovers in the 1980s arose primarily because virtually unlimited amounts of money were available to entrepreneurs who had energy and were willing to play. The difference between the takeovers of the 1980s and Saul Steinberg's 1969 attempt was simple: all of the funds could be provided. This "money machine" was the work of one man: Michael Milken. An utterly focused and creative financial mind combined with energy and ruthlessness made Milken the dominant financial force in America. Coming out of the Wharton School into the sleepy ranks of the Drexel bond department, Milken quickly demonstrated the elements that would in short order make him the most highly compensated individual in the worldand appear to be underpaid at that.

He negotiated a personal compensation arrangement with Drexel that depended entirely on his own production; he would be paid a percentage of the gross, no matter how high. In 1988 alone, his salary was reportedly $552 million,[27] which did not even include the value of the warrants he kept from various deals.

Finally, he negotiated the move of his operation to Los Angeles, to a building that henot the firmowned at the intersection of Rodeo Drive and Wilshire Boulevard. As would become apparent in subsequent criminal investigations, the move meant that Milken was effectively beyond the supervision of the "home office" in New York, which was all too content with the lavish fees of the new business to pay much attention.

He understood a new way of valuing "high-yield" (junk) bonds. What he "proved" was that the interest rate spread between so-called junk bonds and bonds of "investment grade" was so large that a buyer could, with a well-chosen portfolio, self-insure against the higher risk and still be substantially better off with junk. In other words, the rate was so high that you could afford to have a few failures in the portfolio; the successes would more than make up for it. From the perspective of 1990, this analysis seems badly flawed.

For many years, insurance companies had made loans of the same kind that Milken was now "discovering," except that they were called "private placements." What Milken did was create a public market for these loans and, in doing so, lower the costs for the borrower. In keeping with the theme of mythology, Milken's most powerful innovation was not in what he created, but what he called it. He changed the name for the financial instrument from a loan to a "security." The consequences were as astounding as if that were an incantation.

Three critical elements were there for anyone to see, but only Milken saw them. Combined, they created a capacity to raise money quickly in volumes never before dreamed of. The first was essentially eliminating the restrictions on loans. Government regulators worked to maintain a tolerable level of risk in the financial system by controlling debt-to-equity ratios.

Milken took what had traditionally been known as a loan and made it into a security, a bond.[28] As a consequence of this name change, it was considered an investment for the bank, part of its capital like any other bond, and therefore not subject to limitation on account of the traditional regulatory loan ratio standards. Thus, so long as a financial institution could get cash, it could acquire Milken's "bonds," as the Reagan administration's widely ballyhooed deregulation program permitted ever-greater latitude for investment.

The cash was close at hand. The second element of Milken's package was the Reagan administration's extension of federal insurance of bank deposits to $100,000 per account. Deposit insurance had been considered one of the enduring reforms arising out of the Great Depression, essential for creating confidence in the banks. Bank accounts were insured up to $40,000 until 1983, when the amount was raised to $100,000. Deposit insurance in its new guise set off a major "feeding frenzy." All the best Wall Street houses tried to interest their customers in the magical new security$100,000 bank deposit, fully *guaranteed by the federal government,* but with interest rates substantially more attractive than for other available securities backed by federal credit. The financial institutions could not believe their good luckdeposits flowing in on the one hand and Milken's bonds available on the other. It was a banker's dreamno work, no risk, and a huge spread between what they paid for money (as the deposit cost was subsidized by the U.S. government) and what they could get by investing it in huge quantities of available junk bonds. Milken invented the ideal merchandise for an ever-willing buyer.

The money machine was now in place, and Milken was quick to exploit the third element, his understanding that the market value of many American companies was substantially below their "real value." Some of this was due to a rather depressed stock market. A great deal of it was due to the fact that the stock market valued each share of stock as a minority share in a company. If one could acquire enough shares to exercise "control" over the company, values could be realized that, on a share basis, were substantially above the publicly quoted price. "Control" plainly was worth a premium, at least at a company with perceived inefficient management. It conveyed the right to determine the corporation's strategy, its capital structure, perquisites for management, and control over its cash flow. Because shares traded in the marketplace with no expectation on the part of the buyer of being able to achieve the control premium, prices did not reflect the underlying value of the business. Thus, for someone in a position to make an offer for all of the stock, a substantial premium over market could be paid and still leave enormous profit. This was the ultimate posture of the hostile takeover movement of the mid-1980s, Milken's money machine in search of the raidersand targets. Nelson Peltz's takeover of National Can, William Farley's successful raid on Northwest Industries, and Stephen Wynn's refinancing of Golden Nugget are only a few of the many examples of Milken's enormous power in this arena.

The Investors Who Can't Say No and The Offer They Can't Refuse

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Milken's money was one side of the deal. But all the money in the world cannot buy something from an owner who does not wish to sell. Milken's buyers found the perfect sellers, and they were able to make shareholders an offer they couldn't refuse. As noted earlier and explained in detail in Chapter 6, by the 1980s a substantial portion of equity securities were in the hands of institutional investors. If Milken had tried to peddle to Junior, tried to get him to give up his Boothbay Harbor investment, he might not have gotten very far. But Milken and the people he funded made their offers to institutional investors, and their nature is an important element in understanding the appeal of the hostile takeover.

Institutions are fiduciaries and are therefore risk-averse. No one ever got the "Fiduciary of the Month" award for coming up with a new idea; fiduciaries are most secure when they are doing what everyone else does. Trustees are paid a fee that is usually a percentage of the assets under management; trustees do not earn incentives through superior performance.[29] There is no level of performance that entitles them to a meaningful participation in gains. They have an incentive to manage the property as well as others, so that they will be able to compete for new business, but the laws prohibiting fiduciaries from having interests in conflict with their beneficiaries do not permit payment at a level that would make risk attractive. A trustee thus has no upside potential but has a downside exposure if he acts differently from others similarly situated.

In that context, consider that a tender offer for shares may be at a price substantially higher than cost, market price, or, in many cases, projections for years to come. How can a fiduciary refuse? A good example is the comment by a money manager on the late 1990 AT&T offer for NCR. "As a stockholder, I have to say 'Take the money and run...' It's a major premium on the market by a qualified buyer. I don't see how they can say 'no.'"[30]

Trust law tends to penalize those who lose money by acting differently than other fiduciaries similarly situated, so a cash tender has its coercive aspects in the context of large institutional investor holdings. With this behavior pattern, large institutional ownership in a company came to be taken as the equivalent of a "for sale" sign. Although the government agencies with jurisdiction over institutional investors have consistently said that pension fund trustees are under no "legal" obligation to tender stock to a high cash bidder (most recently in a joint statement by the secretaries of labor and the treasury in the first week of the Bush administration, in 1989), it has had no real impact. Why should it? Is there any possibility they will be at risk for tendering? Not really. Has such a case ever been brought? No. But the legal question is not the real problem. Suppose that an institution had owned MD Oil for several years at an average cost of $20 per share and that a "raider" offers $40. The management may be entirely correct in pointing out that the pro rata value of shares as a percentage of the total value of the company is in excess of $40, but this is cold comfort to a trustee who must periodically account to his beneficiaries for his performance. Suppose that he fails to tender and the tender fails. The price will probably drop from near $40 back to around $29. How is he going to explain his performance? How many years will he have to wait for the full value to be achieved, and how many clients will he lose while he waits? Is he compensated for taking this risk? What does he lose by tendering? In the answers to these questions lies the success of the hostile takeover movement of the 1980s.

In Britain, the country with an institutional ownership pattern closest to ours among OECD nations, hostile takeovers never assumed the epidemic proportions seen in this country. One reason is that in Britain, a shareholder can vote against the tender and still get the tender price if the deal goes through. The system is less coercive. But a possibly more important reason is that the British institutions are in touch with each other, have some shared sense of value, and therefore have the ability to avoid being "cherry-picked" by the acquirer. The impediments to collective action present in this country are minimal over there, which gives British institutions more of a connection, more of a relationship to the companies they invest in, and which thus makes them more like Junior than like Trip. In this country, risk-averse trustees have not yet discovered how to act collectively and how to gain for their beneficiaries a substantial portion of the value gap between market price and the control premium.

Essential to the success of hostile takeovers was the emergence of a class of well-financed "risk arbitragers." These were the mirror image of the institutional investors, the other half that helped make a perfect whole. Arbs, financed by the banks, were precisely the converse of the fiduciaries. Their entire business was to take huge risksfrom which they stood to profit hugely.

When a deal is first announced, the market appraises its likelihood of being consummated. The stock price rises to some amount, usually higher than the previous trading price and lower than the offer, to reflect both the probable final amount and the likelihood of its being paid. In the 46 How We Got Where We Are

instance of UAL, investors drove the price up and down based on "whether or not the airline would be sold."[31] Returning to the MD Oil example, suppose the price rises to $35 on announcement of the proposed tender; what is the position of the institutional investor? Should the investor wait for the last buck, thus taking the chance that something will go wrong and the deal will not be consummated, or sell out and ensure a handsome profit (though less than might be realized by waiting)? This is what is called a market niche, and the arb arrives to fill the niche. Arbs run risks; that's how they make money. Is the fiduciary worried about what to do? Uncle Arb is here to take the risk away.

Here is how it is done: The arb borrows $35 to take the stock off the fiduciary's hands and then sees to it that a transaction does in fact take place; whether it is in the original form or another is only a matter of time and money. The arbs end up with control over the company long before the final denouement. Thus, the offer, by triggering the flight of the fiduciary to the safe profit and moving control to the arbs, is self-fulfilling.

Corporate management see it that way, too, which is why they react so strongly to hostile offers. When Donald Trump made an offer for American Airlines, the airline tried to stop him by going to the United States Congress for special legislation. I spent an afternoon calling American's largest shareholders, asking them what their reaction was. Every one of them agreed that if there was ever a time to support management, this was it. American's management was excellent, and Trump's offer was, to put it kindly, not credible. Every one of them agreed that they would make such a commitment to management, if asked. By the end of the day, I had lined up enough shares to block any hostile offer. But not one of them had been called by management at American Airlines, who were sure that the institutions would have to take any offer that was made to them. After all, when Cummins Engine, trying to protect itself from a potentially hostile acquirer (Hanson), offered its largest institutional investors a seat on the board if they would agree to hold their stock in Cummins for six years, every one of them turned Cummins down.

We use the word *shareholder* to describe institutions and arbs, individuals with a few shares, and individuals who have enormous blocks and are seeking more to describe both "passive" investors versus "active" investors. But it is clear that we are dealing with very different concepts of equity ownership. On the one hand are the active investors who intend to appropriate control. On the other hand are the institutions who have in effect concluded that they cannot or should not afford to be more active.

With all these pieces in place, all but the largest American corporations were fair game. The amounts involved were so large that the effect was seismic. A fee structure arose for bankers, lawyers, and investment professionals of every kind that quickly converted any question from whether a deal should take place to how it should take place. Bryan Burrough and John Helyar's *Barbarians at the Gate* (Harper & Row, New York, 1989) pinpoints with devastating accuracy the intrigues and machinations on all sides as everyone wanted a piece of the biggest deal in history.

Without going into detail about the tax advantages of debt financing and purchase price allocation among depreciable assets, we can agree with Michael Blumenthal that "[s]ome would argue that even if the distinction between 'good' and 'bad' deals is correct, nothing should be done. In a free-market environment, investors are best left to their own devices. No regulation or interference should or could save them from their folly. I have much sympathy for that viewpoint, but the problem is that we already have interfered with the free functioning of the market for deals. We have built artificial incentives into the system and created systemic distortions which induce people to make deals that should never be made, or to structure them in irresponsible or dangerous ways."[32]

Management Defends

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Corporations are ideally suited for self-preservation, which is the definition of the externalizing machine. When they saw what Milken was doing, corporate management proceeded to do whatever was necessary to protect their capacity to direct enterprises, and they found that protecting themselves from raiders meant protecting themselves from shareholders and squeezing any remaining semblance of accountability out of the system. As described in detail in Chapter 3, the notion of management having an enforceable obligation to maximize the interests of ownership was submerged in the expansion of the "business judgment rule." The courts also permitted the creation by management of new captive artificial shareholders, leveraged employee stock ownership plans (ESOPs), literally in the middle of an attempted takeover, with a sufficient percentage of total ownership to block it. The ultimate death of the corporate myth, the theory under which management owed shareholders a greater duty than they owed themselves, came with the widespread acquiescence to the so-called management buyout (MBO).

There were dozens of other colorfully named devices that management used for protection against the hostile takeover deluge. Collectively, they were known as "shark repellents." Some of them were utterly justified, by any standard.[33] For a while there was an unconscionable practice called a "two-tier tender offer," which was an all-out robbery of shareholders. A two-tiered tender offer was used to accomplish the largest non-oil takeover in history, R. J. Reynolds' $4.5 billion acquisition of Nabisco in 1985. In such a deal, a buyer would offer, for example, $10 per share over the market price to everyone who tendereduntil 51 percent was received. The last 49 percent to line up would be left, like Oliver Twist, asking for more, and with no better chance of getting it than Oliver had. What they would get would be thinner than Oliver's gruel, for example, notes for the tender amount but not payable for 15 years. Present an offer like this to a group of institutional investors and watch them push and shove their way to the front of the line, for all the reasons just described. After all, fiduciaries were being given a choice between $10 now and $10 in 15 years. The better choice, the $15 or $20 that the buyer would realize from this transaction, was not available. These offers were inherently coercive, as trustees in particular could not legally turn down the offer.[34]

These offers can be compared to the classic "prisoner's dilemma," where two coconspirators are captured and placed in separate rooms by the police. They are each told that if neither confesses, there will not be enough evidence, and both will go free. If one confesses, only that prisoner will get a reduced sentence. If both confess, both go to jail for a reduced term. Each must sit, unable to communicate with the other, and decide what to do. The dilemma is that an action that may benefit the individual making the choice (whether silence or confession) may have adverse consequences for the group (prison), whereas an action that benefits the group (silence) may have adverse consequences for the individual (prison, if the other confesses). This kind of situation is deemed "coercive" because someone is receiving an inappropriate incentive to do something contrary to his best interests.[35] By exploiting self-interest, the police could obtain confessions from both prisoners. If the prisoners could have communicated, however, they would have undoubtedly remained silent. Similarly, a shareholder facing a two-tiered tender offer knows that what is best for the group is for all shareholders to turn it down. But with no way to identifymuch less communicate withthe other shareholders, the only choice is to try to get in the front of the line for the first tier of the offer.

1,000 Poison Pills

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Quite properly, lawyers for corporate management came up with a way to stop two-tier offers. Corporate managers call them "rights plans." Everyone else calls them "poison pills." Nearly 1,000 companies have adopted poison pills,[36] most of them since November 1985, when the Delaware Supreme Court upheld a company's right to adopt a poison pill without shareholder approval in *Moran v. Household International*. The plans generally take the form of rights or warrants issued to shareholders and that are worthless unless triggered by a hostile acquisition attempt. If triggered, pills give shareholders the ability to purchase shares from or sell shares back to the target company (the "flip-in" pill) and/or the potential acquirer (the "flip-over" pill), depending on the circumstances, at a price far out of line with the fair market value. Unfortunately, they not only protect shareholders from coercive tender offers, they also protect managers from shareholders. Even though they are designed as protection and not intended ever to be triggered, the pills are poison, indeed.

The basic function of pills is, simply stated, to confront a hostile purchaser with immediate and unacceptable dilution of the value of his investment. The pill is a "doomsday device," with such potent wealth destroying characteristics that no bidder has ever dared proceed to the point of causing a pill actually to become operative. Sir James Goldsmith circumvented the Crown Zellerbach plan by acquiring control through a creeping acquisition. In 1985, Goldsmith ignored the threshold set by Crown Zellerbach's pill and boldly bought enough shares in the conglomerate until he had control. Although the pill made it impossible for him to merge with Crown Zellerbach, he permitted its shareholders to swap their Crown Zellerbach stock for stock in divisions of the conglomerate, thereby dismembering the company. The remaining chunk was sold to a third company, which operated it as an uncontrolled subsidiary. Thus, no company actually "acquired" Crown Zellerbach, so no purchase rights could be flipped over into an acquiring company.[37] A more recent example is Instron. Management and family members purchased 39 percent and then issued a statement stating that they would collectively resist any change in control. As a result, a shareholder filed suit (the case has since been dismissed) claiming that the directors have acted as a "controlling group" and inadvertently triggered their own pill. Metaphorically, pills have the impact in corporate wars that nuclear weaponry had in the Cold War: they could not be used.

Depending on the type of pill, the triggering event can either transfer a huge amount of wealth out of the target company or dilute the equity holdings of the potential acquirer's preexisting shareholders. In either case, the pills have the potential to act as doomsday machines in the event of an unwanted control contest, providing a target's board with veto powerall the board has to do is refuse to redeem the pillover takeover bids, even if they are in the best interest of target shareholders. The power of redemption is the crucial issue for shareholders. To date, the courts have allowed target company boards great leeway in deciding when a pill must be redeemed, even in the event of bona fide offers. However, the courts indicated there are limits.[38] This is widely believed to be the reason for the 1990 Pennsylvania statute, discussed in Chapter 3, specifically permitting directors to act for nonshareholder constituencies .

Pills have changed form considerably since their inception, in response to court challenges, shareholder complaints, and the development of strategies that have been used successfully in overcoming earlier versions. Currently popular pill plans do not have the strategic shortcomings that were manifested in, for example, the Crown Zellerbach plan.

The widely used flip-over plan gives target shareholders the right to purchase shares of the potential acquirer's common stock at a steep discount to market value, usually 50 percent, should the acquirer attempt a second-stage merger not approved by the target's board. Since the builtin discount would encourage all of the target shareholders to exercise their rights and purchase shares from the acquirer, and since the potential acquirer's shareholders would be prevented from participating, the result would be that the acquirer's preexisting shareholders would find their own equity interests substantially diluted once the pill is triggered and the rights exercised. This is the "poison" in the flip-over plan.

The flip-in plan is often combined with a flip-over plan. Upon the triggering event, rights in a flip-in plan allow target company shareholders to purchase shares of their own company at a steep discount, again usually 50 percent. The right is discriminatory in that the potential acquirer cannot participate. As in the flip-over pill, the potential acquirer is excluded from participating should the flip-in be triggered by a transaction not approved by the target's board. Despite their similarity to discriminatory self-tender offers, flip-in plans have been found to be exempt from Williams Act strictures because they are in the form of a rights plan. The poison in the flip-in is a substantial dilution of the acquirer's position in the target company, which makes the acquisition much more, if not prohibitively, expensive.[39]

All poison pills raise questions of shareholder democracy and the robustness of the corporate governance process. They amount to major de facto shifts of voting rights away from shareholders to management, on matters pertaining to the sale of the corporation. They give target boards of directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders; all the board has to do is refuse to redeem the pill, and no bidder would dare trigger its poison. Yet because they are implemented as warrants or rights offerings, the plans can be put in place without shareholder voting approval, under state law, which controls corporate governance.

Managements claim that although the potential for abuse is there, poison pills will not be used against shareholder interests. They say that pill plans are merely designed to ensure shareholders equitable treatment in the event of a takeover bid, specifically, to ensure that two-tier and other coercive acquisitions will not occur. However, effective protection from coercive offers can be obtained through the adoption of a fair price amendment, which provides a far more straightforward protection than does a pill plan, by stipulating equal but not unreasonable treatment for target shareholders. The fair price amendment had been part of the charter of many American corporations. In general terms, this required that a person who acquired a given percentage of a corporation's shares would have to pay a fair price for the balance. With a bit of focus, fair price provisions could have stopped all two-tier offers. In addition, fair price proposals must be approved by shareholders, which means that management has some incentive to design them to ensure shareholder support.

The evidence to date on the value of pills has been inconclusive. One type of study has examined the price movement of company stock following the adoption of a pill. Some have suggested that adoption of a pill increases share value; some say the opposite.[40] Another set of studies has focused on how pills are used in practice. Some of these suggest that companies with pills generally receive higher takeover premiums than companies without pills; others disagree.[41]

Without voting approval, poison pills constitute not just another, more potent takeover defense, but a fundamental threat to the process of corporate governance. They signal that management is able, unilaterally, to substantially redefine the shareholder-management contract.

Why poison pills? Great Britain, as stated earlier, is the country that most resembles the United States in the pattern of public ownership of its largest corporations (since the denationalization efforts of Margaret Thatcher) and the predominance of institutional investors. The same elements of vulnerability to hostile takeover are present there. But Britain's solution through its Take-Over Code has been very different. An acquirer who reaches the 30 percent threshold level is required to make a cash offer for all the remaining shares, and management is barred from interfering with the ultimate offer being communicated to shareholders, who make the ultimate determination. That this entirely sensible solution was not adopted in America is attributable to two factors: the skill of our corporate lawyers (who, after all, are hired and paid by management, not shareholders) and the vagaries of our federal system.

Lawyer's Poker

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Why this solution was not adopted here is another fascinating chapter in the continuing corporate wars. As managements found themselves threatened, they turned to their lawyers and investment bankers for help. Lawyers behaved like businesses and created new and improved productsendorsed as "fair" by investment bankersto replace last year's model. Takeovers quickly lost the characteristics of business transactions and became the province of lawyers and investment bankers. Thus, the solutions and the fees charged for their creation soon lost any relationship to traditional patterns. Management came to believe that their very survival depended on hiring the "best" lawyers and the most aggressive bankers and following their advice beyond any limits thought reasonable in the past. T. Boone Pickens, the consummate raider of the 1980s, found himself relying on the omnipotent Manhattan lawyers to complete his run at Cities Service: "The day was the low point in the [Cities Service] deal; I felt helpless. Then I thought of someone who might be able to help and called Joe Flom.... We got to his office early Wednesday morning. Joe seemed glad to see us and a bit amused; he seemed to be saying 'What took you so long?'[42]

What is legal has never been limited to what is right. But at no time in commercial history have the top leaders of American industry been so utterly in the thrall of lawyers that concern for enduring or long-term values simply dropped off the agenda. Survival was the imperative; the lawyers were the indispensable means. The future would take care of itself.

Who the "best" lawyers are is no secret; they are very well known. Within the top ranks of corporate America their names are household words. It is genuinely noteworthy for a handful of rather scholarly professionals to acquire the level of influence over a wide spectrum of the country's business as was achieved by Manhattan takeover specialists in the 1980s.

We should pause to meet three of them who were on everybody's list: Joseph Flom of Skadden, Arps, Slate, Meager & Flom; Martin Lipton of Wachtell, Lipton, Rosen & Katz; and Arthur Fleischer of Fried, Frank, Harris, Shriver & Jacobson. On first examination this is an unlikely trio to control corporate America. At the start of the 1980s, they were all respected and their firms were solid, but they were not the "cream of the corporate bar," this distinction being reserved to the old-line firms of Sullivan & Cromwell; Cravath, Swaine & Moore; and Davis, Polk, & Wardwell. Although the three individuals had some promotional skills, they were scholarly rather than flamboyant. Fleischer had worked at the SEC and was the author of a widely respected treatise, and Lipton authored a case book and published law review articles; but there was something special about

Flom.

The ascetic-appearing Harvard Law School graduate accomplished nothing less than total revolution in the legal community. So great was his reputation and expertise that American corporations by the hundreds had his firm on retainer simply to ensure that he would not be involved on the other side. When Flom started to practice law, a large firm had 100 lawyers and a single office. At the peak of his career he had managed to build a multinational firm with nearly 1,000 lawyers. Lipton kept his firm substantially smaller, but year after year it achieved the highest earnings per partner of all firms, averaging over $1 million for each of the 46 partners.

These were bold, imaginative, and ingenious people; their capital was in developing new weapons and defenses in the frenzied pace of the corporate wars. They worked hard, prompting Lipton to conclude that if they were smarter than investment bankers and worked harder, they should be paid as well. His $20 million fee in the Philip Morris-Kraft merger for two weeks' work established a new sense of the "value" of lawyers to corporate America.[43] As time passes, one can question whether this kind of expense is metaphor for the increasing noncompetitiveness of American industry or for the decline in the reputation of lawyers. It was a rare major transaction that did not involve these threeFlom for the attack in later years, Lipton for the defense. Fleischer probably most of all gave the impression of "fairness," of a wider view, of a traditional role as counselor.

Flom v. Lipton

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The formal law reports say that the "poison pill" was first upheld by the Delaware Chancery and Supreme courts in the case of *Moran v. Household.*[44] The case would more appropriately have been called *Flom v. Lipton.* This time Marty Lipton won, and it was a very significant victory: it resulted in the adoption of poison pills by almost all major American corporations within a very few years, and, more important, it was another significant blow to the few remaining rights of shareholders.

John A. Moran was a partner in the firm of Dyson, Kissner & Moran, which very quietly and very effectively had been doing leveraged buyouts, takeovers, and reorganizations for 30 years. It is hard to imagine people less likely to involve themselves in such a public brouhaha as a major lawsuit. Dyson had been a partner in one of the Big Seven accounting firms, and Kissner, first in his class at Harvard, had a world-famous collection of rare books. Over the years, they had bought and reorganized literally hundreds of American corporations, becoming in the process among the richest of Americans, even if virtually unknown. Their only moment in the spotlight was when Charlie Dyson managed to make Nixon's "enemies list" by providing office space to former Democratic National Chairman Larry O'Brien on the strength of their sons' having served together in Vietnam.

DKM had merged one of its significant industrial groups into Household, thereby becoming its largest shareholder. John Moran, as director, was also the owner of many millions of dollars of the corporation's equity. Having successfully made deals all his life, it was second nature for John Moran to approach the management about a leveraged buyout of Household. Management preferred independence to well-paid service in the DKM empire. The Household board retained Marty Lipton's firm and, Moran dissenting, adopted a poison pill.

The board declined to consider a fair price amendment out of concern that they may not get shareholder approval. Part of the appeal of the pill was that it could be adopted without the requirement at any time of shareholder approval. Joe Flom argued eloquently:

> The underpinning for the Plan and the board's adoption of it was the belief, articulated by director Whitehead, that directors are better able than stockholders to decide whether an offer is fair and should be accepted. On that basis he, and the other directors, justified removing the decision from the owners of the shares and granting it to themselves. If such a fundamental right of personal property can be arrogated simply because the professional managers believe in good faith that they can better exercise it, is any stockholder right immune from seizure? More than 50 percent of Household's shares are held by institutions who are themselves fiduciary holders. On what basis do the Household directors claim to be more capable of deciding at what price to sell shares than these investment professionals? If it is in the interests of Household's stockholders to have their directors decide whether a tender offer is acceptable, why have the directors been unwilling to ask the stockholders for this power?[45]

The Delaware court knew what was at stake and chose to ignore it.[46] This decision thus holds that management, having a choice between equally effective mechanisms to deal with the problems of "coercive offers," may choose the one carrying no legal requirement to seek approval by shareholders, and that the board of directors is the ultimate decider as to whether a corporation is to be sold.

This was the first of many steps that would result by the end of the 1980s in shareholders having virtually no capacity for involvement in the important questions regarding the long-term direction of their corporation. This case illuminates the way that management, with control over the corporate pocketbook and professional relationships, has the ability to advance its own interests, even when they conflict with those of the owners. Management's agenda over the rest of the decade has been the successive denial to shareholders of even their minimal traditional rightsto elect the full board at the annual meeting, to call special meetings of shareholders, to act by referendum between meetings, to vote without revealing their identity, and even to freely transfer their shares to a willing buyer at a mutually agreeable price.

It has become clear that courts will not protect shareholder rights or values. One of the reasons may well be frustration with the automaton character of the risk-averse institutional investor and its resulting tendency of putting all corporations up for sale. During the oral argument of the Time-Warner case (broadcast live on CNN), the judges asked what percentage of stock was held by institutional shareholders. Possibly, the development of a class of genuinely long-term holders who do not "shirk" their responsibility might give judges a different perspective. But, as discussed in Chapter 3, through ignoring or even denying the self-interested nature of many management decisions, courts have broadened the deference given to boards and officers under the "business judgment rule," producing increasingly grotesque results.

Certainly, courts should not second-guess the business judgment of managers and directors, any more than shareholders shouldunless those making the decision in question have conflicts of interest that provide a real or apparent impediment to their acting as fiduciaries for shareholders.

The Delaware Factor and the Polaroid ESOP

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The "Delaware factor"the commitment of Delaware to being a hospitable forum for major corporation managements explains the otherwise incomprehensible chancery court approval of the Polaroid employee stock option plan (ESOP). The Roy Disney organization, pleasant but tenacious, headed by Stanley Gold, had been accumulating a position of slightly less than 4 . 9 percent of Polaroid's stock during the first half of 1988. On June 22, Roy Disney wrote asking for a meeting "to establish the ground work for a good relationship with the Company." Polaroid imposed several conditions, with which Disney complied at considerable expense, and agreed to a meeting to be held on July 13 in New York. The board hastily convened a special meeting on July 12. Polaroid CEO I. MacAllister Booth explained to the board that everyone wanted to put together an ESOP quickly because of the Shamrock meeting. "The meeting was called on less than one week's notice and, as a result, three outside directors were unable to attend and a fourth had to leave the meeting before any votes were taken. Contrary to the general practice, the directors received no written materials prior to the special meeting."[47] The directors had never considered an ESOP as large as $300 million (indeed, this was three times the size earlier discussed) or the likely impact that a 14 percent ESOP would have under the new Delaware corporation law. As a practical matter, an acquisition cannot be made unless 85 percent of the shares are obtained. The court blithely concluded: "The ESOP may mean that a potential acquirer will have to gain the employees' confidence and support in order to be successful in its takeover effort. However, there has been no showing that such support is or would be impossible to obtain."[48] Perhaps this is the place to point out that it is not the employees' confidence and support that are necessary to get the votes of the ESOP shares. The trusteeappointed by managementvotes the "unallocated" shares in an ESOP, virtually all of them when the ESOP has just been created, and it is highly unlikely that they would vote those shares against themselves.[49]

In the world of common sense, when a hastily convened board meeting inadequately considers a major change in the corporation's capital structure by creating a 14 percent ESOP in the face of a potential acquirer who needs 85 percent, a "defensive" action has been taken. The practical impossibility of ever obtaining the requisite majority is manifest. But in the world of the "Delaware factor," 0.5 percent is all that is needed to manifest management commitment to shareholders.

American KeiretsuCorporate Partners

When Shamrock Holdings indicated an interest in acquiring Polaroid in July 1988, the management of Polaroid mobilized their defenses quickly. Besides the now-classic maneuver of selling a 14 percent stake in the company to their own Employee Stock Ownership Plan and buying $1.1 billion of their stock back on the open market, Polaroid began shopping a major piece of the company to a single, friendly investor. By January 1989, Corporate Partners, a so-called "white squire" fund allocated by Shearson Lehman, agreed to purchase a $300 million block of preferred, which at the time could be converted into over 6 million shares, or 7.7 percent of Polaroid's total votes. Because of the structuring of the deal, which included pay-in-kind dividends of stock, Corporate Partners' holdings have grown over time. As of 15 January 1991, the Corporate Partners' shares could be converted into 6.97 million shares, representing 12.2 percent of Polaroid's votes. The Corporate Partners deal, however, was more than a simple management-saving device, due in part to the conscience of Lester Pollack, who heads the concern.

Corporate Partners was conceived in 1986 as an investment concern that would purchase stock in only a few companies, but would take a large and active role in each company. In all five companies Corporate Partners currently invests in, Pollack or a representative of Corporate Partners sits on the board. Investors in the $1.645 billion fund, which consists of banks, insurance companies, and public and private pension funds, in effect pay Pollack to be an active director. Because Corporate Partners' investments typically include special privileges, in effect the shareholders pay him, too. But they get what they pay for. Warren Buffett has played the same role at other companies.

David Gollub, vice president of Corporate Partners, explains Corporate Partners' approach this way: "We have a small number of investments, a deep relationship with management in those companies we invest in, a staff that can support Lester in his role as director so he can stay fully apprised of events, and a significant financial stake in each company."

In the case of Polaroid, Corporate Partners received between 11 and 11.5 percent guaranteed annual return, immediate voting rights equivalent to 6 million common shares, and two board seats. Pollack holds one seat. The other is held by Delbert Staley, the former CEO of NYNEX. And unlike the placement deals at Cummins Engine, Pollack's Corporate Partners is under no obligation to vote with management. Explains Pollack: "I entered the board unfettered, but constructive, clearly with the benefits of shareholders first. With $300 million invested in the company, if shareholders benefit, we benefit." As a board member, Pollack believed that this views "have some weight from having done the investment analysis in due diligence and owning a major economic stake, which means I have a more active knowledge of the company and more of a stake in its stock performance than an ordinary director."

Before investing, Corporate Partners completed a review of Polaroid's books and investigated Polaroid's proposed restructuring. In effect, Corporate Partners did not come to the aid of Polaroid as much as they came to the aid of the restructuring and subsequent business plan. Corporate Partners, in Pollack's words, was an entity that "bought into the corporation's plan. We could see the benefits of a restructuring, recapitalization, and a business plan that would lead to long-term growth, all of which would increase shareholder wealth. We could buy a stake, and they could keep their leverage low." Implicit in the agreement was the fact that Corporate Partners would not necessarily be a "friendly" presence if management reneged on the restructuring.

"I see it this way," says Jonathan Kagan, Corporate Partners' managing director. "Eighty percent of institutional investors are legitimate long-term investors. Now, let's say eighty percent of corporations want to benefit shareholders. So they have the same interests, but they often miss each other in the night, and a level of distrust often exists between most corporations and their shareholders. These groups can find each other by finding someone who can bridge that gap. That's where we come in." Corporate Partners represents a new breed, perhaps a hybrid of institutional investor. While many investors purchase blocks in hundreds of companies, hoping that the economy as a whole will bring them profit, Corporate Partners selects only a few companies, and becomes a knowledgeable, active force in those companies, promoting the long-term business strategies that create shareholder value.

One of the most notorious abuses of a company's ESOP was the Carter-Hawley Hale defense against a tender offer from The Limited. When The Limited announced its offer in April 1984 of $30 per share, a 50 percent premium over the present market price, the Carter-Hawley Hale ESOP covered 56,000 employees and held nearly 40 percent of the outstanding stock. The plan was administered by the trust department of the Bank of America, a bank where Carter-Hawley Hale chairman and CEO Philip M. Hawley served on the board as chairman of the compensation committee. Bank of America had been the company's primary lender, to the tune of $75 million in outstanding loans and credit lines in 1988. Bank of America also agreed to loan $900 million to help Carter-Hawley Hale resist The Limited's offer and revised their loan agreements to provide that, if CHH suffered a change in control, all loans would be in default. Carter-Hawley Hale paid the Bank of America an up-front fee of $500,000.

The conflicts of interest were mind-boggling. As Ben Stein notes, "Bank of America was supposed to administer the plan in the interests only of the stockholder-employees. But it was simultaneously in the active, highly paid service of CHH management, a party with a life or death interest in how the shares were voted.... The interests of the shareholder-employees and the interests of CHH management were, at least apparently, sharply different, and the trustee for the employees was getting paid by CHH management."[50]

Bank of America had a "pass-through" policy in its contract to provide for such situations: If CHH was subject to a tender offer, the bank would detail the terms of the offer to employee-shareholders, who would then vote confidentially whether they wanted to tender. If 50 percent of the ESOP stock supported the tender offer, all the shares would be voted for the offer; otherwise, all shares would be voted against it. But when The Limited announced its offer, the Bank of America revised its policy to one that could not guarantee confidential voting. The bank also informed employees that all unvoted shares would be voted for management, as would the 800,000 unallocated shares.

The ESOP proved a vital factor in The Limited's decision to give up the chase. Management at Carter-Hawley Hale demonstrated that they would stop at nothing to retain their positions, buying nearly 18 million of their own shares in one week and selling a $300 million chunk of preferred stock, representing 37 percent of the vote, to General Cinema, a friendly third party.

The Limited picked up the pursuit again in 1986, however, and ran into problems with the ESOP again. The Bank of America had new rules for voting Carter-Hawley Hale's ESOP: In the event of a tender, employees could do nothing and have their share voted for management, or they could ask for their share certificates. Since the share certificates were kept at Carter-Hawley Hale, management could easily figure which employees did not want management to vote their shares. Furthermore, the trustee insisted that six to eight weeks were necessary to send the certificates, and The Limited's offer only lasted five weeks from the date it was announced. In all respects, members of the Carter-Hawley Hale ESOP had no choice but passive support for management the second time around. The directors, however, still didn't let it go to a vote, turning down The Limited's $60 per share offer in favor of a restructuring.

The final word on ESOPs has yet to be written. The Department of Labor consistently takes the view that the voting of unallocated shares by "formula" violates fiduciary requirements, and yet this remains the operative provision in many plans. It is not at all clear what elements must be demonstrated to satisfy that the trustee bank is "independent" of the plan sponsor. In the absence of definitive guidelines, the field is expanding chaotically in many directions, right up to NL Industries' allegation, in connection with its 1990 proxy contest, that Lockheed's management intends its ESOP to acquire an actual majority of the outstanding capital stock and, thereby, control of the company itself.[51] When and how these allegations will be disposed of by the judicial system is unknown, but the language of the complaint itself provides the clearest indication of the theoretical possibilities of the ESOP as the "ultimate entrenchment device."

An ESOP's Fable: NL Industries' Complaint

16 The Lockheed Board of Directors approved the ESOP on April 3, 1989. That same day, the ESOP Trust was established and U.S. Trust Company of California, N.A. appointed as trustee. On April 4, the ESOP was funded through a circular series of transactions, the effect of which was that Lockheed borrowed $500 million to buy its own shares to place them in hands friendly to the incumbent directors and management.

17 The ESOP borrowed $500 million from private sources and used those funds to "purchase" 10.7 million common shares from Lockheed. Lockheed, however, guaranteed the loan and is contractually obligated to the ESOP to provide sufficient funds to pay all debt service, regardless of the company's earnings and profits. The entire unpaid balance of the loan is treated on Lockheed's books as Lockheed's debt and, correspondingly, a reduction in shareholders' equity.

18 The ESOP shares were put into a "suspense account," where they serve to collateralize the loan. Shares held in the suspense account are "unallocated." Over time, these unallocated shares are credited to the accounts of individual workers through the mechanisms of the Lockheed Salaried Employee Savings Plan Plus. 19. Under this plan, compensation contributed by participants to any of four funds is matched by Lockheed up to specified levels. Lockheed's match takes the form of contributions to the ESOP trustee to pay off the ESOP debt, which contributions then "release" shares from the suspense account. The released shares are allocated to the accounts of plan participants as "match stock."

20 No worker has any assurance that he or she will eventually own unallocated shares. If the worker quits, is fired, or retires, he or she cannot buy any more shares. Moreover, Lockheed has expressly reserved the right to terminate the ESOP at any time. In the event of plan termination, the unallocated shares*i.e.,* the shares in the suspense accountare to be "sold back" to Lockheed or to some other person and the proceeds are to be used to pay off the loan. If there is a shortfall, Lockheed must make up the difference.

21 Even after the shares are allocated, workers do not own them. They do not have even a partially vested interest in their match stock until one year after it is credited to their accounts. Moreover, they do not have a *fully* vested interest in the match stock until four years after the date it is allocated to them. The ESOP was implemented less than a year before workers voted in this proxy contest. Thus, the match stock allocated to workers' accounts was *not even partially vested* when they voted those shares.

22 Until workers perform services to ensure the allocation and vesting of match stock, they have not paid for, and do not own, either the unallocated shares held in the suspense account or the match stock credited to their accounts.

23 So far, according to information distributed by the ESOP trustee during the proxy contest, approximately I million shares have been allocated from the suspense account to individual employees' accounts as ESOP match stock. Approximately 800,000 more shares have been purchased by employees directly through their salary contributions to the ESOP. Approximately 10 million ESOP shares remain unallocated in the suspense account.

24 Notwithstanding that the unallocated shares and match stock have not been paid for, and might never be paid for, Lockheed and the incumbent directors have provided that these shares shall be voted. Under the voting provisions of the ESOP, a worker who has ESOP match stock credited to his account can instruct the trustee not only on how to vote those shares, but also on how to vote a proportionate number of unallocated shares.

25 As a result, the ESOP permits salaried employees, including management, who own about I percent of Lockheed's outstanding shares to vote a block of over 17 percent which they do not own. NL and every other non-company shareholder of Lockheed receives only one vote for every share of common stock purchased. The ESOP plan participants as a group, however, currently have 15 votes for every share of common stock they own through the ESOP. This is true even though there is no assurance whatsoever that an employee who votes unallocated shares or unvested match stock will ever own those shares.

26 Defendants structured the ESOP voting provisions so that *all* unallocated shares must be voted, even if a substantial percentage of ESOP participants choose not to vote. If any employee chooses not to vote his or her portion of the unallocated shares, the ESOP plan requires the trustee to vote those shares in the same proportions as instructions received from other plan participants. In this way, the ESOP plan places disproportionate influence over the voting of unallocated shares in the hands of senior employees and management, who may believe their futures are linked to re-election of the incumbent board, and who, therefore, have the greatest incentive to vote for management.

27 The defendants' decision to transfer supervoting power to a select employee group has been costly for Lockheed's shareholders. In 1988, Lockheed paid $71 million in matching contributions under the employees' savings plan. In 1989, when the ESOP was established, Lockheed increased the level of its matching contributions to $82 million. In addition, Lockheed paid $14 million in dividends on the unallocated shares in the suspense account and another $9 million to cover the shortfall between the ESOP's debt expense and Lockheed's matching contributions plus the dividends. No employee concessions were made in exchange for this increased funding from Lockheed.

28 There is no telling how much more the ESOP will cost shareholders in the future. The price per share "paid" by the ESOP was about $47. When an ESOP loan repayment is made, shares are released from the suspense account based on the $47 price. However, when the released shares are allocated to individual employees' accounts as Lockheed's matching contribution, they are valued at the current market price (currently about $37 per share). If the current market price is lower than $47, Lockheed must make up the difference by contributing additional cash or shares to the ESOP trustee who, in turn, allocates more match stock to employees. Thus, the lower the price of Lockheed's stock, the greater the expense of the ESOP to Lockheed's shareholders.

29 In addition to the increased cost to Lockheed shareholders described in paragraph 28, another consequence of the ESOP is that more shares of Lockheed stock are placed in friendly employee hands as matching contributions when Lockheed stock performs poorly than when it trades at $47 per share or higher. The poorer the stock performs, the greater the percentage of outstanding shares controlled by Lockheed workers through the ESOP.

30 The ESOP has diluted the holdings of other shareholders. When the incumbent directors set up the ESOP, they said that dilution would not occur because the company would repurchase on the open market approximately the same number of shares transferred to the ESOP (10.7 million). The buy-back program was suspended, however, after less than 7 million shares were repurchased.

Source: Complaint, *NL Industries v. Lockheed,* Case 90-1950 RMT (BX) in the United States District Court for the Central District of California.

A recent amendment to the complaint alleges that, in reality, the ESOP is contemplated to purchase not only 17 percent of the total outstanding shares but actual control of Lockheed.

Where You Stand Depends on Where You Sit

Even in the post-Milken 1990s, the market for corporate control continuesand continues to make headlines. As we write, Matsushita is acquiring MCA for $6.6 billion, the latest in a series of international business combinations. Perhaps more emblematic of the future of the corporate control market is the prospective hostile takeover of NCR, not by Carl Icahn or Donald Trump, but by blue-chip behemoth AT&T. Perhaps there was some AT&T director who sensed the irony in approving the hostile takeover; the directors include Cummins CEO Henry Schacht, Philip Hawley, who defended Carter-Hawley Hale with an excessive amount of leverage that ultimately bankrupted the company, and Drew Lewis, president of the Business Roundtable, an organization that has consistently defended management's interests. It will be interesting to see how these directors respond to NCR's claims that its corporate culture and corporate constituencies require its continued independence.

America in the Global Market

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Any discussion of the role of owners in American corporations must include a global context. Both our products and our stock compete in global markets. Foreign companies are increasingly aggressive in taking over American businesses. And institutional investors, America's "sleeping giants," are increasingly investing in equity securities denominated in foreign currencies. For these reasons, it is important to examine the governance structures abroad. It is immediately clear that ours is the only system without meaningful accountability to owners.

The world can be divided into three parts. In the United States and the United Kingdom, the major corporations are preponderantly publicly owned, and accountability, to the extent it exists, arises out of the pattern of large institutional ownership. The big difference is that in the United Kingdom, the institutional investors work together and with management on questions of overall direction. There has not been a proxy fight in Britain, in recent memory. The issues are settled earlier in the process, through discussion. And the institutions have joined together to fund ProNED, a clearinghouse/headhunter organization, to recommend independent director candidates for corporate boards.

In the United States and the United Kingdom, companies rely on the marketplace as a source of capital. The majority of outstanding shares can be purchased "in the market." Elsewhere corporate control is not for sale. Takeover battles like those we saw here in the 1980s do not occur in the United Kingdom because the institutional investors are able to make "midcourse corrections" at an earlier stage. They are simply not possible elsewhere because the shares necessary for obtaining control are not in the market.

In Germany and Japan, control over major enterprises is held by "permanent" shareholders, who have very close surveillance over operations. In the continental European Community (exclusive of Germany), private and governmental ownership is the pattern. In both cases, corporate management is accountable to "permanent" owners. In Germany, the universal banks own up to 20 percent of the total of outstanding capital, and, because the custom there is to use "bearer" shares (rather than "registered" shares, as is the case here), the banks also vote enough proxies to be able to exercise voting control at shareholder meetings. The German banks are capable of exercising the most direct control over portfolio companies, as in the recent example of the Deutsche Bank changing the management of Daimler Benz.

Shareholding in Japan is an element of the industrial paradigm. Each company is "owned" by its customers and suppliers. It is interesting to note, as we shall later discuss, that this is a pattern emulated by Cummins Engine in the summer of 1990, when it sold a 27 percent stake of the company to Ford, Kubota, and Tenneco. It is an essential part of the commercial relationship. The pattern by which manufacturers relate to suppliers and customers is one of mutual dependency and accountability. The Japanese industrial groupings involve an intensive interrelationship that is not primarily concerned with profit in our sense.

In other countries there seems to be virtually no agreement as to what constitutes profit and what relationship "profit" may have to the value of the shares. Thus, in Japan, some of the largest companies are only marginally profitable in the American sense, but they have been successful in achieving huge increases worldwide in market share. Turning to the example of the American auto industry in the 1980s, one can speculate which measure of "profit" is the more meaningful. Is it the record levels of profit reported in the United States that were coupled with stock repurchase and loss of market share, or the marginal earnings reported by such companies as Mitsubishi Corporation and their expansion of manufacturing base and market share within the United States?

In the industrial companies of other countries, debt and bank capital are more prevalent as the financing modality. Figure 2, which was prepared as part of a study for Great Britain's Department of Trade and Industry,[52] illustrates the great discrepancy between the United Kingdom structure, with extensive reliance on stock market equity capital, and that of the balance of the EC countries, with far greater emphasis on banks as the source of industrial financing. This study suggests the relative unimportance of "institutional investors," as we know them, in continental Europe. They are not significant holders of equity securities and do not participate in corporate governance. "Institutional" holdings (as of 1986) are concentrated in four member states, with totals as follows (in millions of pounds): France 148, Netherlands 147, and Germany 142, which, taken together, total less than the holdings of UK institutions (580). On the continent, only the Dutch pension funds could be considered a major institutional investor, with £100 million.[53]

Privatization: The LBO as the Model of the Future Corporation

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The typical shareholder of a modern large business enterprise is different from the owner of tangible property: the ownership of the former is both indirect and temporary. Treating the shareholder of a large modern corporation as a traditional owner entitled to the legal protection of his or her *unique* right of property fails to consider the gradual change in ownership over the last 50 years from the direct and permanent to the indirect and temporary.[54]

The Evaporation of Property

> The capitalist process, by substituting a mere parcel of shares for the wall of and the machines in a factory, takes the life out of the idea of property. It loosens the grip that once was so strongthe grip in the sense of the legal right and the actual ability to do as one pleases with one's own; the grip also in the sense that the holder of the title loses the will to fight, economically, physically, politically, for his" factory and his control over it, to die if necessary on its steps. And this evaporation of what we may term the material substance of propertyits visible and touchable realityaffects not only the attitude of holders but also that of the workmen and the public in general. Dematerialized, defunctionalized and absentee ownership does not impress and call forth moral allegiance as the vital form of property did. Eventually, there will be *nobody* left who really cares to stand for itnobody within and nobody without the precincts of the big concerns.
>
> *Joseph A. Schumpeter*
>
> *Source: Capitalism, Socialism, and Democracy;* Harper & Row, New York. 1942, p. 142.

When ownership of property involves responsibility, risk and reward are properly matched and accountable to each other. An owner of tangible property is required to avoid causing nuisance to others. Yet even this limited responsibility has been obscured in the context of shareholders. Harvard Business School professor Michael Jensen suggests that the optimal corporate mode is a company in which the managers are the equity owners and the basic capitalization is debt.[55] In his view, the debt serves as a discipline, and the alignment of managers' interests to be congruent with those of owners eliminates what the lawyers call conflict of interest and the economists call agency costs. It is this "cost" that has contributed to the lack of competitiveness of American industry. Jensen writes:

> The current trends do not imply that the public corporation has no future. The conventional twentieth century model of corporate governance disperse public ownership, professional managers without substantial equity holdings, a board of directors dominated by management-appointed outsidersremains a viable option in some areas of the economy, particularly for growth companies whose profitable investment opportunities exceed the cash they generate internally.... The public corporation is not suitable in industries where long-term growth is slow, where internally generated funds outstrip the opportunities to invest them profitably, or where downsizing is the most productive long-term strategy.[56]

In effect, Jensen concludes that the legal and commercial restrictions on effective monitoring by shareholdersparticularly institutional investorsinevitably will lead to inefficiencies that require privatization or going out of business. Michael Jensen has looked at the same question that bothered Adam Smith and Karl Marxthe problem of making a manager care as much about the value of the company as the investor and like them, he has decided it is insoluble. Unlike Smith and Marx, Jensen had the chance to examine years of historical and empirical data, but his conclusions are consistent with their theories. In other words, after less than a century, there is serious question as to whether the modern corporate form has become obsolete.

The Psychological Difference Between Debt and Equity

Equity is soft; debt is hard. Equity is forgiving; debt is insistent. Equity is a pillow; debt is a dagger. Equity and debt are the yin and yang of corporate finance. Equity lulls a company's management to sleep, forgiving its sins more readily than a deathbed priest. A surplus of stock muffles the alarms that should be heard when earnings decline. Forgive and forget is equity's creed.

But put a load of debt on that same company's books and watch what happens when its operating profits begin to fall off even a little bit.... But the actual problem is the same.... it just *feels* a lot more pressing if debt is at the door.... what a perfect device for the land of Disney and Coca-Cola, where illusion is more important than reality.

G. Bennett Stewart III

Source: The Quest for Value, Harper Collins, New York, 1991, pp. 580-581.

Endnotes

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1 See *Austin v. Michigan State Chamber of Commerce* (for discussion, see Chapter 1).

2 Adam Smith, *An Inquiry into the Nature and Causes of the Wealth of Nations*, vol. 2, University of Chicago Press, Chicago, 1976, pp. 264 265.

3 Brandeis, dissenting in *Liggett v. Lee,* 288 U.S. 517, 458 (U.S. Sup. Ct. 1933).

4 John P. Davis, *Corporations,* vol. 2, Capricorn Books, New York, 1961, p. 246.

5 John C. Coffee, "No Soul to Damn, No Body to Kick: An Unscandalized Inquiry into the Problem of Corporate Punishment," *Michigan Law Review,* 79, January 1981, p. 388.

6 Harvey H. Segal, *Corporate Makeover: The Reshaping of the American Economy,* Viking, New York, 1989, pp. 5-6.

7 Smith, *The Wealth of Nations,* vol. 2. p. 265.

8 John Brooks, *Once in Golconda* (Harper & Row, New York, 1969), gives the account of the downfall of Richard Whitney, founder of Richard Whitney & Co., a prominent bond firm. Another prominent businessman who was forced to defend his business practices was Albert H. Wiggin, the head of Chase National Bank, who shorted the stock of his own firm, making $4 million on the 1929 stock market crash.

9 Segal, *Corporate Makeover,* p. 2.

10 Betty Linn Krikorian, *Fiduciary Standards in Pension and Trust Fund Management,* Butterworth Legal Publishers, Boston, 1989, p. 187. The discussion of the mechanics of the proxy system is adapted from pp. 187-193.

11 William Z. Ripley, *Main Street and Wall Street,* Scholars Book Co., Lawrence, Kans., 1972 (reissue of original edition of 1926), pp. 78-79. The quotation from Brandeis is not from his opinions on the Supreme Court, but rather from testimony before the Commission on Industrial Relations, January 23, 1913.

12 James Willard Hurst, *The Legitimacy of the Business Corporation in the Law of the United States: 1780-1970,* University of Virginia Press, Charlottesville, 1970, pp. 82-83. "[I]n *Dodge Brothers v. Ford Motor Company:* management's prime obligation was to pursue profit in the interests of shareholders and not to adopt pricing policies designed to promote the interests of wage earners or to effect wider sharing on the gains of improved technology." Interestingly, in light of the current "stakeholder" rhetoric, the court refused to enjoin the price reduction, observing that Ford's policies had benefited shareholders in the past

and might do so again. The only thing the court ordered was a distribution of excess surplus.

[13] *A.P. Smith Mfg. Co. v. Barlow,* 98 A.2d 581 (N.J. 1953).
[14] Ripley, *Main Street and Wall Street,* p. 98.
[15] Benjamin Graham and David C. Dodd, *Security Analysis,* 1st ed., McGraw-Hill, New York, 1934, p. 509.
[16] *Ibid.*
[17] Graham and Dodd, *Security Analysis,* 4th ed., 1962, p. 664.
[18] Maryann Keller, *Rude Awakening: The Rise, Fall, and Struggle for Recovery of General Motors,* William Morrow, New York, 1989, p. 49.
[19] The effects of increasing the number of shares, and thus holders, has become increasingly limited due to the rise of institutional investors.
[20] Albert O. Hirschman *(Exit, Voice, and Loyalty: Responses to Decline in Firms, Organizations, and States,* Harvard University Press, Cambridge, Mass., 1970, p. 4) noted that deterioration in performance of an institution produces two options for its members and consumers: exit ("some customers stop buying the firm's products or some members leave the organization") and voice ("the firm's customers or the organization's members express their dissatisfaction directly to management or to some other authority to which management is subordinate or through general protest addressed to anyone who cares to listen").
[21] Nathan Rosenbery and L.E. Birdsall, Jr., *How the West Grew Rich: The Economic Transformation of the Industrial World,* Basic Books, New York, 1986, p. 229. (Emphasis added.)
[22] Pension plans in the aggregate own some 25 percent of all publicly held equity in U.S. companies (William Taylor, "Can Big Owners Make a Big Difference?" *Harvard Business Review,* September/October 1990, p. 5). Of this equity held in pension funds, two-thirds is in defined benefit plans.
[23] Daniel Fischel and John H. Langbein, "ERISA's Fundamental Contradiction: The Exclusive Benefit Rule," *University of Chicago Law Review,* 55(4), September 1988, pp. 1 105-1 160.
[24] John Brooks, *The Go-Go Years,* Weybright and Talley, New York, 1973, p. 155.
[25] *Ibid.,* p. 181.
[26] Edward Jay Epstein, *Who Owns the Corporation? Management vs. Shareholders,* Priority Press, New York, 1986, pp. 24-25.
[27] Paul Zane Pilzer and Robert Deitz, *Other People's Money: The Inside Story of the S&L Mess,* Simon & Schuster, New York, 1989, p. 146.
[28] In another sense, in terms of the role that the money played in the corporation, he turned stock into a bond. Thus, another of Milken's accomplishments was removing the limits imposed by accountability to shareholders. The investors in junk bonds were providing the kind of capital usually provided by stockholders, but they had none of a stockholder's ownership rights.
[29] The Department of Labor in 1985 issued a release permitting incentive compensation in limited cases.
[30] Randall Smith, John J. Kelle, and John R. Wilke, "AT&T Launches $6.12 Billion Cash Offer for NCR After Rejection of Its Stock Bid," *Wall Street Journal,* December 6, 1990, p. A3.
[31] Doug Carroll, "UAL a Year Later: Still Up in Air," *USA Today,* October 9, 1990, p. 8B.
[32] W. Michael Blumenthal, "How to Tell Good LBOs from Bad," *Washington Post,* January 1, 1989, p. B4.
[33] One particularly heinous raider tactic was the "Saturday Night Special," whereby a raider would get agreements to purchase 51 percent of the stock and buy it all on a Saturday night. When the market opened on Monday, the deal was over. The Williams Act of 1968 put a stop to this tactic and "leveled the playing field."
[34] Efficient market theorists argue that the initial offer for 51 percent would have to contain such a premium as to make the ultimate "blended" price a fair market value.
[35] For discussion of the prisoner's dilemma, see Robert Axelrod, *The Evolution of Cooperation,* Basic Books, New York, 1984.
[36] Ray C. Smith, *The Money Wars,* Dutton, New York, 1990, p. 145. See also "Majority of Large Corporations Have Adopted Poison Pills, IRRC Finds," *BNA Securities Regulation & Law Report,* 22(47), November 30, 1990, p. 1659.
[37] Epstein, *Who Owns the Corporation?* p. 33.
[38] See *Grand Metropolitan PLC v. Pillsbury,* 558 A. 2d 1049 (Del. 1049).
[39] A third type of pill, the voting rights plan, hinges on the dilution of the acquirer's voting rights rather than financial dilution. Under this type of plan, should the acquirer trigger the pill, the target shareholders would receive supervoting rights for each share of stock they held, while the acquirer's would be nullified. Few companies have adopted this sort of pill, however, since Asarco's voting rights plan was struck down by the New Jersey courts in *Asarco, Inc. v. M.R.H. Holmes a Court,* 611 F. Supp. 468 (D.N.J. 1985).
[40] See, for example: Analysis Group, Inc., *The Effects of Poison Pills on Shareholders: A Synthesis of Recent Evidence,* Belmont, Mass., November 4, 1988; Office of the Chief Economist, Securitities and Exchange Commission, *The Economics of Poison Pills,* March 5, 1986; Office of the Chief Economist, Securities and Exchange Commission, *The Effect of Poison Pills on the Wealth of Target Shareholders,* October 23, 1986; Michael Ryngaert, "The Effect of Poison Pill Securities on Shareholder Wealth," *Journal of Financial Economics,* 20, 1988, pp. 377-417; and Nancy Sheridan, *Impact of Stockholder Rights Plan on Stock Price,* Kidder, Peabody & Co., New York, June 15, 1986.
[41] Analysis Group, Inc. *The Effects of Poison Pills on Shareholders: A Re-Analysis of Georgeson's Sample,* Belmont, Mass., December 1988; Ryngaert, "The Effect of Poison Pill Securities on Shareholder Wealth"; Richard Wines, *Poison Pill Impact Study,* Georgeson & Co., New York, March 31, 1988; and Richard Wines, *Poison Pill Impact Study 11,* Georgeson & Co., New York, October 31, 1988.
[42] T. Boone Pickens, *Boone,* Houghton Mifflin, Boston, 1987, pp. 156 157. Anyone who doubts the exorbitant fees of corporate lawyers need only read the next paragraph, when Flom simply suggests, "Why don't you make a Dome-Conoco offer?": "It was a million dollar suggestion, and that's about what he billed us."
[43] Stephen J. Adler and Laurie P. Cohen, "Even Lawyers Gasp over the Stiff Fees of Wachtell Lipton," *Wall Street Journal,* November 2, 1988, p. Al.

[44] 500 A.2d 1346 (Del. 1985).

[45] Reply brief of appellants, John A. Moran and the Dyson-Kissner-Moran Corporation, May 7, 1985, p. 5.

[46] "In addition appellants contend that the deterrence of tender offers will be accomplished by what they label 'a fundamental transfer of power from the stockholders to the directors.' They contend that this transfer of power, in itself is unauthorized. The Rights Plan will result in no more of a structural change than any other defensive mechanism adopted by a board of directors" [*Moran v. Household,* 500 A.2d 1346, 1354 (1985)].

[47] *Shamrock v. Polaroid,* 559 A.2d 257, 267 (Del. Ch. 1989); also see 559 A.2d 278 (Del. Ch. 1989).

[48] 559 A.2d 257, 274 (Del. Ch. 1989).

[49] Although the Polaroid ESOP mandated that the trustee vote the unallocated shares, in the same proportion as the allocated shares, the Department of Labor has said that ESOP trustees are fiduciaries, and the "decision whether to tender employer stock held by a plan with regard to a tender offer for the plan sponsor is a fiduciary act plan asset management." Thus, the trustee has sole voting authority for the unallocated shares, regardless of how the allocated shares are voted. See letter from Alan D. Lebowitz, Deputy Assistant Secretary for Program Operations, February 23, 1989 (the Polaroid letter).

[50] Benjamin J. Stein, "A Saga of Shareholder Neglect: Whose Interests Was This Management Protecting?" *Barron's,* May 4, 1988, p. 9.

[51] Complaint filed in *NL Industries v. Lockheed,* case 90-1950 RMT (Bx) in the United States District Court for the Central District of California.

[52] Coopers & Lybrand, *Barriers to Takeovers in the European Community, vol. 1,* the Department for Enterprise, Her Majesty's Stationary Office, London, 1989, p. 15.

[53] *Ibid.,* pp. 11-12.

[54] Hurst, *Legitimacy of the Business Corporation,* p. 104.

[55] Michael Jensen, "The Eclipse of the Public Corporation," *Harvard Business Review,* 67(5), September-October 1989, p. 61.

[56] *Ibid., p.* 64.

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November 28 - December 11, 2001 Vol. 3, No. 33
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Global Flameout
Fortune - December 24, 2001

Workplace: Survey Says CEO Pay Falls
Reuters - December 15, 2001
*SPOTLIGHT TOPIC

The Enron Outrage
Salon.com - December 13, 2001
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Lone Star's Present and Former Directors Seek Dismissal of the CalPERS Complaint
PR Newswire - December 12, 2001

HP to take merger to shareholders
CNN/Money - December 11, 2001
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Conspiracy Theory
Forbes - December 10, 2001 (Free site registration required)

SEC Cautions Companies, Alerts Investors to Potential Dangers of "Pro Forma" Financials
U.S. Securities and Exchange Commission - December 04, 2001

Calling Off The Dogs
CFO.com - December 01, 2001

Shareholder Proposals: What to Expect in the 2002 Proxy Season - Transcript
RR Donnelley & Sons Company - November 27, 2001

Public Feuding at Pension Fund
NY Times - November 27, 2001

ABB's chairman steps down
CNN/Money - November 21, 2001

NACD study shows corporate directors favor higher governance standards, more accountability
NACD Press Release - November 20, 2001 (Reprinted with permission)
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Wachner out at Warnaco
CNN/Money - November 16, 2001
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Hewlett weighs proxy fight
CNN/Money - November 16, 2001

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Journal Tribune - November 15, 2001

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2001 SHAREOWNER PROPOSALS

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99 Cents Only Stores	NDN
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GLOBAL CROSSING

Global Flameout

Chairman Gary Winnick spent like a Roman emperor. But the fall of much-hyped Global Crossing spells trouble for other telcos too.

FORTUNE

Monday, December 24, 2001

By Julie Creswell



Chairman Gary Winnick (Photo: Andrea Artz)

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Back in the go-go 1980s, Gary Winnick was one of the big boys on Wall Street, selling junk bonds alongside Michael Milken at Drexel Burnham Lambert. A decade later Winnick resurfaced as master of a new universe: telecom. In 1997 he began building the biggest and best broadband communications network in the world--huge fiber-optic pipes that would traverse the Atlantic and Pacific and four continents, zipping voice, data, and Internet traffic just about everywhere.

Four years, five CEOs, $15 billion, and 85,000 miles of fiber later, Global Crossing is staggering toward bankruptcy. Its loss will widen from $2 billion in 2000 to $2.7 billion this year (on sales of $5.2 billion). Its stock has lost 90% of its value since Jan. 1. And its debt has ballooned to $7.6 billion--quite a load for a company whose market cap is under $1 billion. "With our prospective results in the fourth quarter, we are potentially in violation of some of our bank covenants," admits John Legere, Global Crossing's newest CEO. That's often the first step toward restructuring.

Some of Global Crossing's woes spring from Winnick's imperial style. At one point last year, three CEOs were on Global Crossing's payroll. Winnick's stake was valued at $4 billion. He bought the old Hilton estate in Bel Air, Calif., for a reported $40 million--the highest price ever paid in the U.S. for a single-family residence. His workspace is a replica of the White House Oval Office. Clearly Winnick learned the mantra of the 1980s: Greed is good. Too bad he didn't pick up on the decade's one lesson: Debt is bad.

Winnick's profligacy tells only part of the story, though, and disguises what may have been Global Crossing's biggest problem: The business model of the new telecom industry just doesn't work.

A few short years ago the plan seemed to make plenty of sense. The premise was that by owning and operating an end-to-end broadband network, Global Crossing could offer corporations with offices scattered around the world new high-end communications services, such as virtual private networks and voice over Internet. It could do so with greater quality and security than incumbent carriers like Deutsche Telekom,

NTT, and AT&T, which must hand off traffic to partners whenever the signal crosses a border. Since Global Crossing's network would be new, its costs would be lower too.

The plan certainly impressed investors. The company's market cap soared to $40 billion after its August 1998 initial public offering. Winnick used Global's stock to buy U.S. long-distance carrier Frontier and was narrowly outbid by Qwest for US West in 1999.

Alas for Global Crossing, corporate customers didn't take the bait. "The fact is, Deutsche Telekom, NTT, and AT&T are huge brands, and we ignored the strong barriers associated with brand," says Legere. "Companies give a majority of their services to their branded carrier. We said we were a next-generation network that everybody was going to migrate to, but that's just not how it works."

For now, Global Crossing is most urgently preoccupied with its heavy debt load. One well-placed source says the company has just hired bankruptcy counsel. Legere wouldn't comment on that report, but he did say that the company is trying to renegotiate terms with lenders and find new investors. He might also try to swap new shares for outstanding bonds, which are currently trading at 12 cents on the dollar.

Global Crossing has plenty of company in its misery. Other next-generation carriers like Level 3 and Williams Communications also raced to build end-to-end communication superhighways, and their future is dim too, with weak demand and a glut of fiber knocking down prices worldwide. Boston's Pioneer Consulting estimates that only 13% of undersea cable is actually in use, and that telcos will have to wait until 2005 to see that figure approach 50%. The price of bandwidth along some major routes, such as New York to London, has plunged as much as 90% in the past 18 months. "This industry is starting to look a lot like the satellite industry," says Susan Kalla, an analyst at Friedman Billings Ramsey & Co. "Eight or ten companies launched three or four satellites apiece, and that was just too many. Some of the satellites are still floating around, but the companies have shut down."

Telecom Junkyard?
When telcos go bust, assets that cost billions to create may not be worth very much.

Telco Date of Chapter 11 filing	Assets	What's happening
360 Networks October 2001	22,000-mile broadband network in U.S.	Company exploring restructuring options
Teligent May 2001	Fixed-wireless licenses and 11-city network in U.S.	No bids received at auction; assets to be sold piecemeal
Viatel May 2001	6,500-mile fiber-optic network linking 59 cities in Europe	No bids received at auction; assets to be sold piecemeal
Winstar April 2001	Fixed-wireless spectrum and 60-city network in U.S.	Mid-December auction attracted only two bids


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QUOTE OF THE WEEK
"Social investing is not going to change the world by itself. It is just one tool. But, over the long term, we think it's a pretty effective one."
Michael Jantzi, Michael Jantzi Research Associates
Financial Post, December 5, 2001

US Domestic News

US CEOs Getting Signing Bonuses More Often, Mercer Study Says

Washington, DC, United States – A recent William M. Mercer Inc. survey suggests an increasing willingness among US corporations to pay signing bonuses to sign on chief executive officers. The survey pooled the proxy statements of 350 large companies and found that more than 35% paid golden hellos in cash or stock in 2001, up from 30% in 1999 and 22% in 1998. The percentage of CEOs who got option grants while entering a contract also rose to 28%, up from 23% in 2000, while cash bonuses climbed from 9.3% in 2000 to this year's 14%. The average cash bonus, said the survey, is between USD350,000 and USD2 million, and option grants averaged 100,000 to 1 million shares. "In bad times, shareholders are short tempered," said Executive Compensation Advisory Service Managing Director Judy Fischer, "Executives are just very much at risk right now for accepting the blame and becoming the scapegoat."
Bloomberg, November 28, 2001

New World Delisted From Nadaq National Market

Eatontown, NJ, United States – New World Restaurant Group, Inc. (NWCI) was delisted from the Nasdaq National Market under allegations of corporate governance and public interest infractions. The Nasdaq Listing Qualifications Panel charged New World with issuing more than 20% of its common stock in relation to an acquisition and issuing the 20% of its common stock well below market value, both without shareholder approval. The Panel issued cited three conditions for maintaining New World's listing, but the company was unable to meet the November 19 compliance deadline. "We are seeking a hearing before the Nasdaq appeal panel," commented New World Chairman Ramin Kamfar, "In addition, we are confident we will be able to fulfill the requirements to relist our common stock on a suitable exchange." In the meantime, New World will trade on the Pink Sheets as NWCI.
PR Newswire, November 28, 2001

US Airways CEO Gangwal Resigns

United States – US Airways (U) Chief Executive Officer Rakesh Gangwal has become the second CEO of a major American airline to resign since the September 11 terrorist attacks. Chairman Stephen Wolf will reassume the airline's chief executive post, which he held prior to Gangwal's 1998 promotion. "We were surprised," said Air Line Pilots Association Spokesman Roy Freundlich, "Gangwal was accessible to the unions, while Wolf has been elusive and out of touch." US Airways booked a USD766 billion loss in its third quarter and laid off 11,000 employees as a partial result of September 11. Gangwal earned USD12.1 million last year in salary and other compensation, but stands to receive no exit package. Consulting firm GCW Chief Morris Garfinkle welcomed Gangwal's resignation as a "really positive sign."
USA Today, November 28, 2001

Enron Directors' Side Deals Raise Eyebrows

Houston, TX, United States – Following their spectacular failure to identify high-risk investments and a host of other corporate governance missteps (see News Briefs, 10/17/01) that led to the collapse of Enron Corp. (ENE), a number of the energy trading giant's directors have drawn renewed criticism for lucrative side deals with the company. Enron published detailed disclosures of several payment for side deals with board members in a proxy statement earlier this year, including: USD493,914 to John Urquhart for providing consulting services to the company; USD72,000 for advice on Enron's European units by Lord John Wakeham; and, USD370,294 to Herbert Winokur in affiliation with sales to Enron from the privately owned National Tank Co. "Directors who have side consulting arrangements are not considered, under governance guidelines, to have the necessary independence from management," said Charles Elson, director of the Center for Corporate Governance at the University of Delaware. Similarly, Enron paid USD 517,200 last year for employees travel services to a travel

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agency 50% owned by Enron Chairman and CEO Kenneth Lay's sister Sharon.
Reuters, November 30, 2001

Catalyst Charts Growth Of Women On America's Corporate Boards

United States – More and more women are taking seats in America's corporate boardrooms, according an annual survey by Catalyst, a nonprofit research and advisory firm that tracks the progress of women in business. Catalyst's 2001 Census of Women Board Directors of the Fortune 1000 indicated that women currently hold 10.9 of all board seats in the Fortune 1000, up from 10% in 1999, and 12.4% of all board seats in the Fortune 500, up from 11.2% in 1999. Catalyst named 317 of the F1000 as Blue Ribbon Boards for companies that have more than two women on the board of directors. When Catalyst began the Census in 1993, 155 of the surveyed F500 companies had no women board members, while this year only 67 continue with no women directors. "If the rate of change remains constant in the F500, women will occupy 25% of the board seats by 2027," said Catalyst President Sheila Wellington, "We have not cracked the glass ceiling yet, but women are slowly chipping away at it. One company and one seat at a time."
PR Newswire, December 4, 2001

SEC Cautions Companies, Alerts Investors To Potential Dangers Of "Pro Forma" Financials

Washington, DC, United States – The Securities and Exchange Commission (SEC) issued an "Investor Alert" to encourage the investing public to view companies who release "Pro Forma" financial information with "appropriate and healthy skepticism." The SEC said "Pro Forma" financials departs from Generally Accepted Accounting Principles (GAAP) and can therefore compromises investors' ability to compare a company's financial information with other reporting periods and with peer companies. "We believe that – with appropriate disclosure – accurate interpretations and summaries of GAAP financial statements benefit investors." Interested investors can access more information about the SEC Alert and "Pro Forma" financials at www.sec.gov.
SEC Press Release, December 4, 2001

AOL'S Levin Stepping Down

United States – AOL Time Warner (AOL) Chief Executive Jerry Levin will retire in May 2002. Levin will be succeeded by AOL Co-Chief Operating Officer Richard Parsons and Robert Pittman, also currently co-chief operating officer, will become the media company's sole COO. "I think the Street's probably a little surprised that Dick Parsons is going to be the CEO. Bob Pittman is very well respected," said CIBC World Market [illegible] operations. Content will become more important to AOL Time Warner going forward." Levin will leave his post with 2.3 million common shares in the company totaling USD81.8 million.
CNNfn.com, December 5, 2001

Hewlett-Packard Is Dealt A Blow On Compaq Deal

United States – Hewlett-Packard (HWP) was dealt a severe blow after the family foundation that is its largest shareholder expressed opposition to the company's USD24.5 billion acquisition bid for Compaq Computer. The David and Lucille Packard Foundation, which controls 10.4% of Hewlett-Packard shares, has been joined by the two eldest sons of the company founder, Walter Packard and David Wooley Packard, who together hold 7.5% of shares, to create a considerable opposition block to the acquisition plan. Despite this decidedly daunting opposition, Hewlett-Packard maintains it will continue to pursue the deal and will focus on winning the support of Institutional Shareholder Services (ISS) and other institutional investors. ISS, however, has already suggested the deal may not be in shareholders' best interests. "It's a tough deal to support right now, but we're taking a wait and see attitude because we are not sure we've seen the final terms of the deal," said ISS Vice President Richard Ferlauto, continuing, "It's not clear where the value is coming from."
Financial Times, December 6 & 10, 2001; New York Times, December 8, 2001

25th Anniversary Issue Of Directors & Boards Offers An Oral History Of Corporate Governance

Philadelphia, PA, United States – The 25th anniversary issue of Directors & Boards features "An Oral History of Corporate Governance, 1976-2001. The special 176-page edition compiles interviews the journal's editor conducted with prominent names from business, law, finance and academia over a six-month period. The issue recounts the evolution of the corporate board from the ceremonial bodies of the 1970s up to today's more activist-centered boardrooms. Those participating in the oral history include: Nell Minow, shareholder activist and editor of TheCorporateLibrary.com; National Association of Corporate Directors founder John Nash; former CalPERS General Counsel Richard Koppes; and, many more. "This is a book not only of board history but of board wisdom," said Directors & Boards Chairman Robert Rock, "It is the story of the making of the modern-day corporate director, told in the words of those

of the making of the modern day corporate director, told in the words of those intimately involved in the change process, and the reflections are laced with vital counsel on how to be an effective board member." Visit www.directorsandboards.com/index.html for more information.
Business Wire, December 6, 2001

Capitol Hill Cranks Up Enron Probe
Washington, DC, United States – A number of US lawmakers have urged the Securities and Exchange Commission (SEC) to hand the House Energy and Commerce Committee reviews and records of Enron Corp.'s (ENE) filings and accounting practice since 1997. Energy committee Chairman Billy Tauzin and James Greenwood, chairman of the Oversight and Investigations subcommittee promised a full and thorough investigation into Enron's collapse as well as an inquiry into the role of the accounting industry and even regulators. Ranking energy committee Democrat John Dingell wrote a letter to SEC Chairman Harvey Pitt calling for a tough approach on the role accountants played in the Enron debacle. The letter stressed the "lack of transparency in Enron's derivative positions in the energy market" and said the collapse "resulted in the loss of substantially all equity value and Enron, and the loss by many participants of sizable portions of their retirement savings in Enron's 401(k) plan." The lawmakers also asked that the SEC answer a number of questions, including questions about the SEC's reviews, or lack thereof, of Enron's filings since 1997, by December 17.
Financial Times, December 11, 2001

International News (RETURN TO TOP)

Four Appointed To Strengthen VTech Board
Hong Kong – VTech Holdings has appointed four non-executive directors in an attempt to improve corporate governance. The new non-executive directors are: Chinadotcom Chairman Raymond Chien Kuo-fung, Li & Fung Managing Director William Fung Kwok-lun, G2000 Chairman Michael Tien Puk-sun, and Johnson Electric Chairman Patrick Wang Shui-chung. Six VTech directors resigned, but Chairman Allan Wong Chi-yun, CFO Paddy Law, and Vice Chairman Albert Lee will remain on the board. "The reshuffle will send a message to the public that VTech is a professionally managed company, not like a family-run company," said Chairman Wong. VTech suffered its worse loss since its inception in the year to march, but the appointments coincide with announcement that the company's net profits improved to USD3.3 million in the six months to September 30, up from USD800,000 the previous year's corresponding period.
South China Morning Post, November 29, 2001

Calls For Restraint Fail To Rein In Executive Pay
United Kingdom – A survey by Financial Director magazine found that cash bonuses awarded finance directors of the FTSE 100 increased by more than half in the last year despite threats from investors and regulators, not to mention a 10.2% fall in the FTSE 100 share index. Pay for finance directors jumped 15.6% to GBP531,593 last year, up from last year's already immodest 13.1% increase. "Clearly if average pay rises are 4 or 5 percent and directors' rises are 16.6 percent, there will be some concern," said the National Association of Pension Funds (NAPF). Pensions and Investment Research Consultants (PIRC) said the survey results were the latest in a series of surveys to highlight the "increasing discontinuity" between pay and performance.
Financial Times, November 29, 2001

EFM Lashes Out At Hermes 'Derisory' Offer
United Kingdom – "Derisory" was the word Edinburgh Fund Managers (EFM) Chief Executive Iain Watt used to describe an unsolicited bid by Hermes Pension Management that valued the investment group at GBP155 million. "There are very serious corporate governance issues here," said Watt, "The price was derisory. The offer and conditions were ridiculous." Watt continued with accusations of insider trading by Tony Watson, who serves both as Hermes' chief executive designate and a director of EFM. One industry observer called Watt's reaction to the offer "most unusual" and continued: "The normal thing to do in these circumstances is to check your other shareholders are on side. Watt didn't even speak to them." Following Watt's reaction, Hermes said it would weigh selling its 29.3% stake in EFM or even possibly turning its bid fully hostile. "Edinburgh is damaged goods and as such is never going to get top dollar," said one analyst, "All Watt is doing is posturing in the hope he might get slightly more."
The Scotsman, November 30, 2001; The Herald, December 2, 2001; The Daily Telegraph, December 4, 2001

Pool Of Independent Directors To Be Formed
Singapore – The Singapore Institute of Directors (SID) announced plans to incorporate a separate firm that will assist companies in their search for qualified individuals to stand as independent directors. The new SID company was conceived to help

stand as independent directors. The new SID company was conceived to help Singapore listed firms comply with the country's new Corporate Governance Code that takes effect January 1, 2003. The Code will enforce a number of new rules (see News Briefs, 10/17/01), including a new requirement that listed companies appoint a minimum one-third of their boards as independents. SID President Chew Heng Ching said the yet-named company would provide services to search for individuals willing to serve as independents from its pool of members. The new company is expected to be in place in 2002.
The Straits Times, November 30, 2001

Goobey Joins Wellcome Trust
United Kingdom – Alastair Ross Goobey, who is to retire as chief executive officer of Hermes Pension Management this December, has been appointed as a governor of the Wellcome Trust. Goobeywill sit as the third non-scientist on the medical charity's ten-member board and will play a crucial role on the Trust's invesmtne committee. The Trust allocates nearly GBP600 million annually for biomedical research. Wellcome pays its governors GBP58,800 a year.
Financial Times, November 30, 2001

Rating The Investor Advocates: Survey Assesses Proxy Votes By Fund Managers
Canada – Greystone Managed Investments Inc. and Guardian Capital Inc. won top marks in a survey of Canada's largest 35 investment management firms conducted by the Shareholder Association for Research and Education (SHARE). SHARE polled the firms on how they voted on 36 shareholder and management proposals in such areas as disclosure, shareholder rights, board and management remuneration, as well as labor standards. The investment managers were then rate on how they voted on proxies as compared to SHARE's own determinations of the most investor friendly resolutions. Under this criteria, Greystone garnered 79% approval and Guardian 74%, while Bissett Investment Management landed dead last without a single vote aligned with SHARE. The goal of the survey, according to SHARE Director of Law and Policy Gil Yaron, was to raise awareness of the impact of proxy voting by fund and pension managers.
Financial Post, December 4, 2001

CICA Announces Winners Of Its 50th Annual Reports Awards
Toronto, ON, Canada – The Canadian Institute of Chartered Accountants (CICA) announced the winners of its 50th Annual CICA and National Post Annual Report Awards. The Award recognize Financial Post 500 firms than have excelled in corporate governance disclosure, environmental reporting, and electronic disclosure. Among the Canadian corporates who took away this year's top honors are: Shell Canada and TransAlta Corp. for Environmental and Sustainability Reporting; Mark's Work Wearhouse won the Award for Excellence in Corporate Governance as well as the Gold Award for the Best Annual Report in the Merchandising Category; Scotiabank received the Overall Award for Excellence; Barrick Gold Corp. won the Toronto Stock Exchange Award of Excellence in Electronic Disclosure; and, CN won the Domtar Award of Excellence in Design.
CCN Newswire, December 6, 2001; Canada Newswire, December 6, 2001

Datatec Appoints A 'Damage Control' Board
South Africa – Datatec has undertaken bold steps to improve corporate governance following tow questionable moves that had shareholders seething and delivered a big hit to the technology group's bottom line. Datatec first agreed to pay a ZAR1million fine for alleged insider trading by Chairman and CEO Jens Montanana and Financial Director Robin Rindel; then, the company disclosed top executives received extravagant bonuses for performance by a subsidiary. The shareholder outcry that followed compelled Datatec to reverse the decisions and promise to strengthen its board – promises Datatec has since made good on. In fact, Datatec added three prominent South African business figures to it board, giving the firm a majority non-executive director for the first time in its history. One of those directors is former Anglo American Vice Chairman Leslie Boyd, who has been named Datatec's chairman, splitting the dual chairman/CEO role currently held by Montanana. The two other new non-executive directors are Cedric Savage, executive chairman of Tongaat-Hulett, and Colin Brayshaw, chairman of Coronation and former chairman of Deloitte & Touche.
Business Day (South Africa), December 6 & 7, 2001

Director Quits In Interests Of Good Corporate Governance
South Africa – Bridgestone Firestone Maxiprest Non-Executive Director Grant Ramsay resigned following a Financial Services Board investigation that placed him at the forefront of insider trading allegations. Ramsay allegedly traded company shares on behalf of family trusts and through a private company during a period in which trading Bridgestone shares was prohibited. Ramsay resolved the matter by paying ZAR55,000 to the FSB insider trading directorate, thereby avoiding criminal charges and further investigation. Bridgestone said it regrets Ramsay's resignation, but concedes it was in

investigation. Bridgestone said it regrets Ramsey's resignation, but concedes it was in
Business Day (South Africa), December 10, 2001

CNOOC Voted 'Best Managed Company' In China
Hong Kong – Based on responses of a questionnaire sent to almost 2,000 chief investment officers, fund managers, and research heads at fund management firms, brokerage houses, and insurance companies in the Asia-Pacific region, China National Offshore Oil Corporation (CNOOC) was named 'Best Managed Company' in China and also won top ranking in corporate governance and strategy. The questionnaire, part of Asiamoney's 10th annual poll, also lauded CNOOC in regards to their investor relations, accounting standards, and minority shareholder protection. "These impressive rankings are testament to the work we've put into making sure that the Company is well run, accessible, and transparent to shareholders," said Chairman and CEO Wei Liucheng.
PR Newswire, December 11, 2001

SOURCES

The following is a list of direct links to the The Corporate Library's primary news sources. Some sources may require registration or subscription for full-text access. The sources listed below are not part of The Corporate Library LLC, nor does The Corporate Library have control over their content or availability.

Accountancy Age
The Age
Agence France Press International
American Banker
Asahi Shimbun
Asia Pulse
Asian Business
Associated Press
Australian Associated Press
The Australian Financial Review
Bangkok Post
Barron's
Bernama (The MNNA)
Business Day
The Hindu Business Line
Business Recorder
Business Times
Business Week
Business Wire
CBS Marketwatch
Chicago Tribune
China Daily
Crain's Chicago Business
The Daily Telegraph
Dow Jones Newswires
The Economist
The Evening Standard
Financial Post
Financial Times
The Guardian
The Hindustan Times
The Hong Kong Standard
International Herald Tribune
The Irish Times
Knight Ridder Tribune Business News
Korea Economic Daily
The Korea Herald
The Korea Times
M2 Presswire (not available online)
The Milwaukee Journal Sentinel
The Nation
National Law Journal
New Straits Times
New Zealand Herald
NRC Handelsblad
The Observer
PR Newswire
Reuters
The Scotsman
South China Morning Post
The Star (Malaysia)
The Times
The Tocqueville Connection
Wall Street Journal

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REUTERS

Workplace: Survey Says CEO Pay Falls

December 15, 2001 08:14:00 AM ET

By Sherwood Ross

CHARLOTTESVILLE, Va. (Reuters) - The total compensation for U.S. chief executives held steady in 2000 but has been cut back significantly in 2001, new studies indicate.

Even as companies attempted to mollify CEOs with pay hikes averaging 7 percent, their compensation -- salary as well as bonuses and various forms of stock options -- was being reduced.

Judith Fischer, managing director of the Executive Compensation Advisory Service, of Alexandria, Va., said directors hiked the salaries of chief executives in an effort "to motivate and retain" them in the face of their other compensation reversals.

``In the short term, it's obvious that salary was one way they could achieve this, especially to reward those executives whose compensation level was low to begin with," Fischer said.

So the average pay of the CEOs surveyed rose from $668,870 in 2000 to $715,038 in 2001, according to Executive Compensation, a division of management consultants Drake Beam Morin. This 7 percent gain was higher than the previous year's 4 percent, according to Fischer.

However, the improvement of $46,168 was more than offset by major slashes in bonuses, stock options, and restricted stock awards, Fischer said. She gave no estimate of the average total cutback but did assert that it exceeded the pay gain.

The study cited by Fischer is based on an analysis of executive remuneration at 50 large corporations made by her firm, which gathers information on how executives are paid. She said the companies selected ranged from high technology to health care and are intended to be representative of the economy as a whole.

Each of the corporations surveyed had more than $1 billion in annual revenue in 2000 and were selected from the ``Fortune 1000" list. Their compensation data could be analyzed from their annual reports as their fiscal years ended between March and July of 2001. Data for most other companies will not be available until after Dec. 31.

According to Executive Compensation, CEOs' bonuses were reduced by 12 percent; their stock options cut back by 66 percent; and restricted stock awards lowered by 54 percent. The latter is an equity award having a delayed maturation date that is, essentially, a gift to the executive unless he quits the company.

``Although pay for performance was reduced, they (chief executives) are paid more than other employees because the buck stops with them," Fischer said. ``It's a tricker world out there now, and corporation executives are walking a tightrope."

A second survey, due to be published next week by The Conference Board in New York City, found that total CEO compensation rose in 2000 by less in New York City, found that total CEO compensation rose in 2000 by less than 1 percent. The study examined total CEO compensation in 13 key industries.

Charles Peck, the non-profit business research group's compensation expert, said the slight rise in total compensation was ``still a good package -- even if it didn't go up very much. It's always pretty good for them, because their total pay is very large."

In this regard, Peck noted that U.S. executives earn considerably more than those in three other countries surveyed by The Conference Board. In 1999, average salary plus bonuses of U.S. CEOs -- reckoned in Eurodollars (one Eurodollar equals US$.88) -- came to 573,000 ($504,0000). They were followed by United Kingdom CEOs, who earned 470,000 Eurodollars ($420,000); Canada's CEOs, who earned 245,000 Eurodollars ($216,000); and CEOs in France, who earned 227,000 Eurodollars ($200,000).

Asked if America's CEO's are overpaid, Peck replied, "Companies pay what they have to pay to attract and retain a top executive. You're talking about a very small pool of people who can manage a giant corporation. It's a sellers' market, so they command very high pay."

Peck and Executive Compensation's Fischer both said companies pay top executives well in order to keep them. But two management professors at the University of Texas in Dallas have challenged this reasoning. In a study released last year, Maria Hasenhuttl and Richard Harrison concluded that ``the relative level of total CEO compensation has no effect on the loyalty of CEOs, refuting frequent justifications made in corporate proxy statements that high CEO compensation is a tool to retain managerial talent."

The researchers studied compensation data for the top five executives of all Standard & Poor's 500 firms and compared it with data on executive turnover for the 1995-97 period. About 17 percent of the CEOs switched jobs annually, they said, but relatively highly paid CEOs were no more likely to switch jobs than relatively low-paid CEOs.

``On the whole, CEOs nowadays appear to be more inclined to stick with what they have than to seek something better," Hasenhuttl said, ``perhaps because so many of them already have such good deals. But if a better deal seeks them out, company loyalty can quickly go out the window."

Asked what she thought of the cuts in CEOs' total compensation reported by Executive Compensation this year, Hasenhuttl said, ``It's more symbolic than substantial. Their compensation was very high to start with."

(Sherwood Ross is a free-lance writer who covers workplace issues for Reuters. Any views expressed in this column re solely those of Mr. Ross. E-mail him at sross1+ntelos.net)

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COUNCIL OF
INSTITUTIONAL
INVESTORS

The Council of Institutional Investors is an organization of large public, Taft-Hartley and corporate pension funds which seeks to address investment issues that affect the size or security of plan assets. Its objectives are to encourage member funds, as major shareholders, to take an active role in protecting plan assets and to help members increase return on their investments as part of their fiduciary obligations.

Founded in 1985 in response to controversial takeover activities that threatened the financial interests of pension fund beneficiaries, the group began with 20 member funds. Today the Council has over 120 pension fund members whose assets exceed $1 trillion, and more than 100 honorary international participants and educational sustainers. It is recognized as a significant voice for institutional shareholder interests.

Council of Institutional Investors
1730 Rhode Island Avenue, N.W.
Suite 512
Washington, D.C. 20036
Tel: 202-822-0800 ▪ Fax: 202-822-0801

E-mail the Council with questions or comments info@cii.org
E-mail the Webmaster regarding technical issues relating to this site

Corporate Governance Policies

Council of Institutional Investors

The Council of Institutional Investors' corporate governance policies establish goals and guidelines for the effective governance of publicly traded corporations. The policies include fundamental core policies that the Council believes should be implemented by all companies, general principles of shareholder rights and board accountability, and a number of more general position statements on various corporate governance issues. It is the Council's hope that corporate boards will meet or exceed these standards and adopt similarly appropriate additional policies to best protect shareholders' interests.

The Council believes that all publicly traded companies and their shareholders and other constituencies benefit from written, disclosed governance procedures and policies. Although the Council believes that the meaningful oversight a board provides may owe most, on a routine basis, to the quality and commitment of the individuals on that board, policies also play an important governance role. Policies can help an effective board perform optimally in both routine and difficult times, and policies can help individual directors and shareholders address problems when they arise.

The Council supports corporate governance initiatives that promote responsible business practices and good corporate citizenship. The Council believes that the promotion, adoption and effective implementation of guidelines for the responsible conduct of business and business relationships are consistent with the fiduciary responsibility of protecting long-term investment interests.

Consistent with their fiduciary obligations to their limited partners, the general partners of venture capital, buyout and other private equity funds should use appropriate efforts to encourage the companies in which they invest to adopt long-term corporate governance provisions that are consistent with the Council's Core Policies, General Principles and Positions or other comparable governance standards.

Council policies bind neither members nor corporations. They are designed to provide guidelines that the Council has found to be appropriate in most situations. Most of the following policies have withstood the test of over a decade of corporate experience. But members are aware that situations vary and Council members only raise policy issues in particular situations when underlying facts warrant.

CORE POLICIES

1. All directors should be elected annually by confidential ballots counted by independent tabulators. Confidentiality should be automatic and permanent and apply to all ballot items. Rules and practices concerning the casting, counting and verifying of shareholder votes should be clearly disclosed.
2. At least two-thirds of a corporation's directors should be independent. A director is deemed independent if his or her only non-trivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship. (See explanatory notes.)
3. A corporation should disclose information necessary for shareholders to determine whether each director qualifies as independent, whether or not the disclosure is required by state or federal law. To assist shareholders in making these determinations, corporations should disclose all financial or business relationships with and payments to directors and their families and all significant payments to companies, non-profits, foundations and other organizations where company directors serve as employees, officers or directors. (See explanatory notes for the types of relationships that should be disclosed.)
4. Companies should have audit, nominating and compensation committees. All members of these committees should be independent. The board (rather than the CEO) should appoint committee chairs and members. Committees should have the opportunity to select their own service providers. Some regularly scheduled committee meetings should be held with only the committee members (and, if appropriate, the committee's independent consultants) present. The process by which committee members and chairs are selected should be disclosed to shareholders.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions

concerning the sale or pledge of corporate assets which would have a material effect on shareholder value. A sale or pledge of assets will automatically be deemed to have a material effect on shareholder value if the value of the assets at the time of sale or pledge exceeds 10 percent of the assets of the company and its subsidiaries on a consolidated basis.

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GENERAL PRINCIPLES

A. Shareholder Voting Rights

1. Each share of common stock, regardless of class, should have one vote. Corporations should not have classes of common stock with disparate voting rights. Authorized unissued common shares that have voting rights to be set by the board should not be issued without shareholder approval.
2. Shareholders should be allowed to vote on unrelated issues individually. Individual voting issues, particularly those amending a company's charter, bylaws, or anti-takeover provisions, should not be bundled.
3. A majority vote of common shares outstanding should be sufficient to amend company bylaws or take other action requiring or receiving a shareholder vote.
4. Broker non-votes and abstentions should be counted only for purposes of a quorum.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions including:

    a. the corporation's acquiring, other than by tender offer to all shareholders, 5 percent or more of its common shares at above-market prices;
    b. provisions resulting in or being contingent upon an acquisition other than by the corporation of common shares having on a pro forma basis 20 percent or more of the combined voting power of the outstanding common shares, or a change in the ownership of 20 percent or more of the assets of the corporation, or other provisions commonly known as shareholder rights plans, or poison pills;
    c. abridging or limiting the rights of common shares to (i) vote on the election or removal of directors or the timing or length of their term of office, or (ii) make nominations for directors or propose other action to be voted on by shareholders, or (iii) call special meetings of shareholders or take action by written consent or affect the procedure for fixing the record date for such action;
    d. permitting or granting any executive or employee of the corporation upon termination of employment, any amount in excess of two times that person's average annual compensation for the previous three years; and
    e. provisions resulting in the issuance of debt to a degree that would excessively leverage the company and imperil the long-term viability of the corporation.

6. Shareholders should have the opportunity to vote on all equity-based compensation plans that include any director or executive officer of the company. Shareholders should also have the opportunity to vote on any equity-based compensation plan where the number of reserved shares, together with the company's outstanding equity-based awards and shares available for grant, may have a material impact on the capital structure of the company and the ownership interests of its shareholders. Generally, five percent dilution represents a material impact, requiring a shareholder vote.

B. Shareholder Meeting Rights

1. Corporations should make shareholders' expense and convenience primary criteria when selecting the time and location of shareholder meetings.
2. Appropriate notice of shareholder meetings, including notice concerning any change in meeting date, time, place or shareholder action, should be given to shareholders in a manner and within time frames that will ensure that shareholders have a reasonable opportunity to exercise their franchise.
3. All directors should attend the annual shareholders' meeting and be available, when requested by the chair, to answer shareholder questions.
4. Polls should remain open at shareholder meetings until all agenda items have been discussed and shareholders have had an opportunity to ask and receive answers to questions concerning them.
5. Companies should not adjourn a meeting for the purpose of soliciting more votes to enable management to prevail on a voting item. Extending a meeting should only be done for compelling reasons such as vote

fraud, problems with the voting process or lack of a quorum.

6. Companies should hold shareholder meetings by remote communication (so-called electronic or "cyber" meetings) only as a supplement to traditional in-person shareholder meetings, not as a substitute.
7. Shareholders' rights to call a special meeting or act by written consent should not be eliminated or abridged without the approval of the shareholders. Shareholders' rights to call special meetings or to act by written consent are fundamental ones; votes concerning either should not be bundled with votes on any other matters.
8. Corporations should not deny shareholders the right to call a special meeting if such a right is guaranteed or permitted by state law and the corporation's articles of incorporation.

C. Board Accountability to Shareholders

1. Corporations and/or states should not give former directors who have left office (so-called "continuing directors") the power to take action on behalf of the corporation.
2. Boards should review the performance and qualifications of any director from whom at least 10 percent of the votes cast are withheld.
3. Boards should take actions recommended in shareholder proposals that receive a majority of votes cast for and against. If shareholder approval is required for the action, the board should submit the proposal to a binding vote at the next shareholder meeting. This policy does not apply if the resolution requested the sale of the company and within the past six months the board retained an investment banker to seek buyers and no potential buyers were found.
4. Directors should respond to communications from shareholders and should seek shareholder views on important governance, management and performance matters.
5. Companies should disclose individual director attendance figures for board and committee meetings. Disclosure should distinguish between in-person and telephonic attendance. Excused absences should not be categorized as attendance.

D. Director and Management Compensation

1. Annual approval of at least a majority of a corporation's independent directors should be required for the CEO's compensation, including any bonus, severance, equity-based and/or extraordinary payment.
2. Absent unusual and compelling circumstances, all directors should own company common stock, in addition to any options and unvested shares granted by the company.
3. Directors should be compensated only in cash or stock, with the majority of the compensation in stock.
4. Boards should award chief executive officers no more than one form of equity-based compensation.
5. Unless submitted to shareholders for approval, no "underwater" options should be repriced or replaced, and no discount options should be awarded.
6. Change-in-control provisions in compensation plans and compensation agreements should be "double-triggered," stipulating that compensation is payable only (1) after a control change actually takes place and (2) if a covered executive's job is terminated as a result of the control change.
7. Companies should disclose in the annual proxy statement whether they have rescinded and re-granted options exercised by executive officers during the prior year or if executive officers have hedged (by buying puts and selling calls or employing other risk-minimizing techniques) shares awarded as stock-based incentive or acquired through options granted by the company. Such practices reduce the risk of stock-based incentive compensation awarded to executive officers and should be disclosed to shareholders.

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POSITIONS

A. Board Shareholder Accountability

1. Shareholders' right to vote is inviolate and should not be abridged.
2. Corporate governance structures and practices should protect and enhance accountability to, and equal financial treatment of, shareholders. An action should not be taken if its purpose is to reduce accountability to shareholders.
3. Shareholders should have meaningful ability to participate in the major fundamental decisions that affect corporate viability.
4. Shareholders should have meaningful opportunities to suggest or nominate director candidates.
5. Shareholders should have meaningful opportunities to suggest processes and criteria for director selection

and evaluation.

6. Directors should own a meaningful position in company common stock, appropriate to their personal circumstances.
7. Absent compelling and stated reasons, directors who attend fewer than 75 percent of board and board-committee meetings for two consecutive years should not be renominated.
8. Boards should evaluate themselves and their individual members on a regular basis. Board evaluation should include an assessment of whether the board has the necessary diversity of skills, backgrounds, experiences, ages, races and genders appropriate to the company's ongoing needs. Individual director evaluations should include high standards for in-person attendance at board and committee meetings and disclosure of all absences or conference call substitutions.

B. Board Size and Service

1. A board should neither be too small to maintain the needed expertise and independence, nor too large to be efficiently functional. Absent compelling, unusual circumstances, a board should have no fewer than 5 and no more than 15 members. Shareholders should be allowed to vote on any major change in board size.
2. Companies should set and publish guidelines specifying on how many other boards their directors may serve. Absent unusual, specified circumstances, directors with full-time jobs should not serve on more than two other boards. If the director is a currently serving CEO, he or she should only serve as a director of one other company, and do so only if the CEO's own company is in the top half of its peer group. No person should serve on more than five for-profit company boards.

C. Board Meetings and Operations

1. Directors should be provided meaningful information in a timely manner prior to board meetings. Directors should be allowed reasonable access to management to discuss board issues.
2. Directors should be allowed to place items on board agendas.
3. Directors should receive training from independent sources on their fiduciary responsibilities and liabilities. Directors have an affirmative obligation to become and remain independently familiar with company operations; directors should not rely exclusively on information provided to them by the CEO to do their jobs.
4. The board should hold regularly scheduled executive sessions without the CEO or staff present. The independent directors should also hold regularly scheduled in-person executive sessions without non-independent directors and staff present.
5. If the CEO is chairman, a contact director should be specified for directors wishing to discuss issues or add agenda items that are not appropriately or best forwarded to the chair/CEO.
6. The board should approve and maintain a CEO succession plan.

D. Compensation

1. Pay for directors and managers should be indexed to peer or market groups, absent unusual and specified reasons for not doing so. Boards should consider options with forward contracts to align managers' interests with shareholders'.

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EXPLANATORY NOTES TO CORE POLICIES

(INDEPENDENT DIRECTOR DEFINITION)

An independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship.

> NOTES: Independent directors do not invariably share a single set of qualities that are not shared by non-independent directors. Consequently no clear rule can unerringly describe and distinguish independent directors. However, members of the Council of Institutional Investors believe that the promulgation of a narrowly drawn definition of an independent director (coupled with a policy specifying that at least two-thirds of board members should meet this standard) is in the corporation's and all shareholders' ongoing financial interest because:

-- independence is critical to a properly functioning board,

-- certain clearly definable relationships pose a threat to a director's unqualified independence in a sufficient number of cases that they warrant advance identification,

-- the effect of a conflict of interest on an individual director is likely to be almost impossible to detect, either by shareholders or other board members, and,

-- while an across-the-board application of *any* definition to a large number of people will inevitably miscategorize a few of them, this risk is sufficiently small that it is far outweighed by the significant benefits.

Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation. The definition approved by members of the Council contains this basic formulation. It then adds to it a list of the relationships members believe pose the greatest threat to a director's independence. The existence of any such relationship will remove a director from the independent category.

The following notes are supplied to give added clarity and guidance in interpreting the specified relationships.

A director will not generally be considered independent if he or she:

(a) is, or in the past five years has been, employed by the corporation or an affiliate in an executive capacity;

NOTES: The term "executive capacity" includes the chief executive, operating, financial, legal and accounting officers of a company. This includes the president, treasurer, secretary, controller and any vice-president who is in charge of a principal business unit, division or function (such as sales, administration or finance) or performs a major policymaking function for the corporation.

An "affiliate" relationship is established if one entity either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote more than 25 percent of the equity interest in another, unless some other person, either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote a greater percentage of the equity interest. For these purposes, equal joint venture partners meet the definition of an affiliate, and officers and employees of equal joint venture enterprises are considered affiliated.

Affiliates include predecessor companies. A "predecessor" of the corporation is a corporation that within the last ten years represented more than 80 percent of the corporation's sales or assets when such predecessor became part of the corporation. Recent merger partners are also considered predecessors. A recent merger partner is a corporation that directly or indirectly became part of the corporation or a predecessor within the last ten years and represented more than 50 percent of the corporation's or predecessor's sales or assets at the time of the merger.

A subsidiary is an affiliate if it is at least 80 percent owned by the corporation and accounts for 25 percent of the corporation's consolidated sales or assets.

(b) is, or in the past five years has been, an employee or owner of a firm that is one of the corporation's or its affiliate's paid advisers or consultants;

NOTES: Advisers or consultants include, but are not limited to, law firms, accountants, insurance companies and banks.

(c) is, or in the past five years has been, employed by a significant customer or supplier;

NOTES: A director shall be deemed to be employed by a significant customer or supplier if the director:

-- is, or in the past five years has been, employed by or has had a five percent or greater ownership interest in a supplier or customer where the sales to or by the corporation represent more than one percent of the sales of the customer or supplier or more than one percent of the sales of the corporation,

-- is, or in the past five years has been, employed by or has had a five percent or greater ownership interest in one of the corporation's debtors or creditors where the amount owed exceeds one percent of the corporation's or the third party's assets,

Ownership means beneficial or record ownership, not custodial ownership.

(d) has, or in the past five years has had, a personal services contract with the corporation, its chairman, CEO or other executive officer or any affiliate of the corporation;

NOTES: Council members believe that even small personal services contracts, no matter how formulated, can threaten a director's complete independence. This includes any arrangement under which the director borrows or lends money to the corporation at rates better (for the director) than those available to normal customers -- even if no other services from the director are specified in connection with this relationship.

(e) is, or in the past five years has been, an employee, officer or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation or one of its affiliates;

NOTES: This relationship includes that of any director who is, or in the past five years has been, an employee, officer or director of a non-profit organization to which the corporation or its affiliate gives more than $100,000 or one percent of total annual donations received (whichever is less), or who is, or in the past five years has been, a *direct* beneficiary of *any* donations to such an organization.

(f) is, or in the past five years has been, a relative of an executive of the corporation or one of its affiliates;

NOTES: Relatives include spouses, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, aunts, uncles, nieces, nephews and first cousins. Executives include those serving in an "executive capacity."

and

(g) is, or in the past five years has been, part of an interlocking directorate in which the CEO or other executive officer of the corporation serves on the board of another corporation that employs the director.

Approved 3/26/01

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Focus Lists

Council of Institutional Investors

Each fall, the Council releases a list of underperforming corporations, known as the "Focus List." The Focus List is intended to be used as an educational tool for our members. Many members use the list as a supplement to their own corporate governance activities.

Please click below to view the following:

2001 Focus List

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2001 Focus List

Council of Institutional Investors

The 2001 Focus List companies were identified by Standard & Poor's Compustat service. The methodology was to identify all companies in the S&P 500, S&P MidCap 400 and the S&P SmallCap 600 indexes whose total stock returns (stock price appreciation plus dividends) lagged their industry group medians for the one-, three- and five-year periods ending June 29, 2001. Companies were removed from the list if they outperformed their respective broad index (S&P 500, MidCap or SmallCap) for the five-year period.

The remaining companies were ranked based on the difference between the industry group's median five-year total return and the company's five-year total return (the returns deficit). The 10 S&P 500, 10 S&P MidCap and 5 S&P SmallCap companies with the highest returns deficit were selected for the 2001 Focus List. Click on company names underlined below to view a copy of their responses sent to the Council.

2001 FOCUS LIST

S&P INDEX CLASSIFICATION

S&P 500

Aetna
Boston Scientific
Circuit City Stores - Circuit City Group
Computer Associates International
Conseco
Hilton Hotels
LSI Logic
National Service Industries
Novell
Thermo Electron

S&P MIDCAP 400

Acxiom
Adtran
Agco
Atlas Air Worldwide Holdings
Ceridian
Emmis Communications
Gartner
Modis Professional Services
PacifiCare Health Systems
Tyson Foods

S&P SMALLCAP 600

Alliance Pharmaceutical
Curative Health Services
Hologic

ALPHABETICAL LISTING

Acxiom
Adtran
Aetna
Agco
Alliance Pharmaceutical
Atlas Air Worldwide Holdings
Boston Scientific
Ceridian
Circuit City Stores - Circuit City Group
Computer Associates International
Conseco
Curative Health Services
Emmis Communications
Gartner
Hilton Hotels
Hologic
Jo-Ann Stores
LSI Logic
Modis Professional Services
National Service Industries
PacifiCare Health Systems
Novell
Speedfam-IPEC
Thermo Electron
Tyson Foods

Jo-Ann Stores Speedfam-IPEC	

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Highlights from the

Council of Institutional Investors

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2000 ACCOMPLISHMENTS

The Council played an increasingly important role in pressing the causes of shareholder rights and good corporate governance through contacts with the SEC, the New York Stock Exchange, the National Association of Securities Dealers, the Financial Accounting Standards Board and individual companies. The Council also pursued members' interests through litigation. The Council completely revamped its website, which now offers a wealth of up-to-date information on the activities of the Council, its members, and others involved with investment issues.

LETTERS

Securities and Exchange Commission

- On January 3rd, the Council sent a letter opposing the NASD Regulation's proposal to give broker-voting rights to NASD members.
- On January 24th, the Council sent a letter clarifying the Council's position on the SEC, NYSE and AMEX/NASD proposals on audit committees and requesting that the SEC correct the record to reflect the Council's opposition to certain aspects of the proposal.
- On March 27th, the Council sent a letter supporting the SEC's proposed Regulation Fair Disclosure (FD).
- On June 12th, the Council sent a letter supporting the SEC's proposal for enhancing the disclosure of brokerage practices and proxy voting policies of investment advisers and encouraging the SEC to consider additional disclosure, including the proxy voting and soft dollar policies of mutual funds.
- On August 7th, the Council sent a second letter supporting the SEC's proposed Regulation FD.
- On August 17th, the Council sent a letter opposing the NYSE's proposed three-year extension of the listing requirement governing shareholder approval of stock option plans.
- On September 25th, the Council sent a letter supporting the SEC's proposal to tighten the rules governing outside auditor independence.

New York Stock Exchange

- On June 19th, the Council sent a letter opposing the Big Board's continued resistance to changing its "Broker May Vote" rule.
- On October 24th, the Council supplied the NYSE's advisory committee handling the "Broker May Vote" rule with a history and summary of the rule and with guidance on reform options acceptable to the Council.

Companies

- On July 18th, the Council sent a letter opposing Ford Motor Company's proposed recapitalization plan.
- Through the fall of 2000 the Council sent letters to 1,000 Delaware-incorporated companies calling on them to use the newly legalized "virtual meetings" only as a supplement to (and not as a replacement for) traditional in-person meetings and to adopt policies requiring directors to attend shareholder meetings.
- The Council sent letters to 50 companies reporting majority votes on 59 shareholder resolutions submitted in 2000. The Council tracked responses and posted company responses on its web page.

Financial Accounting Standards Board

- On February 28th, the Council sent a letter supporting the Financial Accounting Standards Board's proposal to eliminate the pooling-of-interests method of accounting for business combinations.
- At the September 25, 2000, Council meeting, the Council voted to send a letter encouraging the FASB to reconsider the issue of the accounting treatment of stock options.

RULEMAKING PETITIONS

- At the Spring 2000 meeting, Council members approved sending a petition to the SEC requiring broker votes to be detailed when companies report the final tallies on items up for shareholder votes.

PUBLICATIONS

- As of November 30, 2000, the Council wrote and published 37 Alerts totaling 130 pages and 12 monthly newsletters.
- Council staff wrote and published four Extras providing in-depth coverage on the 2000 Proxy Season Preview, the 2000 Proxy Season Round-Up, the SEC's auditor independence proposal and the 2000 Focus List.
- Council staff wrote and published three primers: an SEC Issues Briefing Book, a Stock Option Accounting Booklet and a Glossary of Corporate Governance Terms.
- Council staff collected, compiled, edited for confidentiality and published a three volume set of members' investment guidelines.
- The Council published its 10th annual Focus List, expanding the list from 20 to 25 companies and, for the first time in at least five years, including companies from the S&P Small- and Mid-Cap indexes.
- The Council commissioned and released the 2000 Executive Compensation Heroes and Anti-Heroes list compiled by compensation professional Graef S. Crystal.
- Council staff created and published a new Council membership directory.
- The Council's Millennium Report won a "judges' award" from the Printing and Graphic Communications Association.

LEGAL ACTIVITIES

- The Council helped organize, oversee and fund litigation filed by the State of Wisconsin Investment Board against Peerless Systems. Wisconsin complained that the company manipulated the voting process, deceived shareholders and deprived them of their voting rights by adjourning the 1999 annual meeting without closing the polls on a proposal that shareholders had voted down. Oral arguments were heard on the case September 27th.
- At its January 2000 meeting, the Council's Executive committee approved filing an *amicus* brief in support of Pfizer's lawsuit against Warner-Lambert alleging that Warner-Lambert's directors breached their fiduciary duties to act in the best interests of shareholders regarding the competing offers for Warner-Lambert.
- In January 2000, the Council sent a letter supporting the Florida State Board of Administration's request for a review of its appeal of a lower court ruling prohibiting the fund from serving as lead plaintiff of a securities class action suit against Telxon. The court had denied the FSBA request because the FSBA had served as lead plaintiff in more than five securities actions in the past three years.
- On September 19th, the Council sent a letter requesting that the Official Committee of Unsecured Fruit of the Loom Creditors investigate and, if appropriate, bring claims under Delaware law against CEO William Farley and certain Fruit of the Loom directors for corporate waste.

OTHER ACCOMPLISHMENTS

- The Council hosted two very successful semi-annual meetings, with attendance at the fall meeting reaching a record level.
- The Council organized a very successful third annual Council meeting with top SEC staffers.
- The Council hosted a strategic planning discussion at its January Executive Committee meeting. It also hosted a June Executive Committee meeting. Staff set up monthly officers' conference calls and prepared meeting packets for all of these calls and the Executive Committee and general members' meetings.
- The Council analyzed key voting items at more than 200 of the S&P 500 companies.
- The Council significantly expanded its web page (www.cii.org) to include information on key Council initiatives and key corporate governance activities in 2000 as well as direct links to the web pages of

members and other pension fund and investment websites.

- The Council rallied members to respond to the NYSE-proposed three-year extension of its flawed listing requirement governing shareholder approval of option plans and the NASD Regulation's proposal to adopt the NYSE's "Broker May Vote" policy for NASD members.
- The Council updated its corporate governance policies. Staff set up conference calls and organized meetings of the Council policies committee to facilitate discussion and action on policy changes and updates. As part of this effort staff wrote numerous draft policies, provided redline and spread sheet comparison documents and supplied research to committee members.
- The Council, with the leadership of MassPRIM executive director Scott Henderson extended its discussion of governance issues to include governance issues of private equity investments. The Council is currently evaluating whether to adopt guiding principles addressing this key area.
- The Council formed a "directors committee" to gather and provide information to Council members on running short slates and identifying corporate boards that may not be up to par. The Council developed a model business plan for running slates, and provided members with information on under-performing companies with particular board concerns.
- The Council continued to collect and share information on pension fund governance issues. The substantial files of information gathered since the last publication of the Council's pension fund governance volumes will be used in the next edition on which staff is currently working.
- The Council started and completed numerous administrative projects. It reorganized its minutes and newsletter files as well as its accounting and check logs, its membership history, its dues history and tracking system, its picture files, its file list, its meeting files, and its chron files. It established a master staff calendar. It updated the Council's accounting manual and its employee handbook. It created a comprehensive computerized index of all books in the Council's library. It conducted its annual reordering of the Council's extensive subject files. It billed and collected member dues, always a time consuming exercise.
- The Council installed a comprehensive sophisticated database system to centralize contact and reference information on members, press and new member prospects.
- The Council acquired new office equipment and computer systems to improve productivity. These include a new copier, fax machine, laser printer, scanner and exchange server.
- The Council researched and coordinated the implementation of a list serve for members.
- Council staff answered myriad queries and responded to requests for information from Council members, sustainers, regulators, press and others.
- Council staff made presentations to a number of members' boards and outside organizations.
- Council staff met at the Council offices with dozens of members, foreign visitors and others interested in Council subjects.
- The Council negotiated a new lease, reducing its office space and making other cost-saving changes.
- The Council compiled very substantial information packages for a few new members.

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Sample Publications

Council of Institutional Investors

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Newsletters | Alerts | Other

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	Council Research Service
Vol. 5, No. 17 May 11, 2000	ALERTS

A HUGE VOTE OF "NO CONFIDENCE" was registered at ***Great Lakes Chemical***, a 1997 and 1999 Focus List company, where more than 27 percent of the votes were withheld from the two director nominees. Backing out broker votes, which are permitted by the New York Stock Exchange in "just vote no" campaigns, the "no" vote at the May 4 meeting increases to more than 30 percent. The New York City Employees' Retirement System led the "just vote no" campaign against the Great Lakes nominees to protest the company's failure to repeal its classified board following a 1998 majority vote on the fund's proposal on the issue. (See Alert 14 for details.) The idea of withholding votes from directors was suggested nearly a decade ago by former SEC commissioner Joseph A. Grundfest in a speech to Council members. He said a large "no" vote could force action by signaling directors that shareholders weren't happy. At the time, business leaders agreed that "no" votes from as few as 20 percent of the shareholders would send a strong "no confidence" message to directors. On top of the giant "no" vote, Great Lakes reported a 55.0 percent vote on a repeal-the-classified-board proposal from AFSCME and a 53.9 percent vote on a poison pill proposal from LongView. (This is the second year in a row that a LongView-sponsored pill proposal won a majority vote at the company.)

TWO OTHER NEW YORK CITY FUNDS REPORTED SUCCESSES with their "just vote no" campaigns at two other companies refusing to adopt majority-vote-winning resolutions sponsored by the funds. The New York City Police fund's campaign at ***Cooper Tire & Rubber***, a 1998 Focus List company, resulted in up to 13 percent of the votes being withheld from the three nominees, and the New York City Teachers' fund's efforts at ***Louisiana-Pacific***, a 1999 Focus List company, led to up to 15 percent withheld from the two nominees. Excluding estimated broker votes, the "no" vote increases to 15.5 percent at Cooper Tire's May 2 meeting. Estimates of the broker votes at L-P's May 1 meeting aren't available. While less than the "no" votes at Great Lakes, the withheld votes at Cooper Tire and Louisiana-Pacific are significantly higher than the average 2-3 percent of the votes withheld at most other companies. Among those supporting the funds' efforts was the California Public Employees' Retirement System, which reported on its web page that it also was withholding votes from the directors at the three companies.

ONE REASON FOR THE LOWER "NO" VOTES at Cooper Tire and L-P may be that Institutional Shareholder Services, the nation's largest proxy analysis firm, didn't recommend withholding votes at those companies. It did recommend that shareholders withhold votes from directors at Great Lakes. ISS based its decision on the fact that Cooper Tire and L-P hadn't reported majority votes on the issue for two consecutive years. In contrast, Great Lakes reported a majority vote in 1998 and then successfully challenged a follow-up proposal in 1999. ISS's policy is consistent with the Council's policy that shareholder proposals receiving a majority of the votes cast for and against for two years in a row should be put up by the company for a binding shareholder vote—a position the Council's policies committee will be reconsidering this year.

THE THREE COMPANIES AGGRESSIVELY FOUGHT the "just vote no" campaigns, mailing follow-up letters to shareholders opposing the funds' efforts. The letters were similar, with each company suggesting that the real motive for the campaign was the funds' frustration with the stock's performance. Each added that the directors and officers shared that frustration. Cooper Tire stressed that its directors didn't ignore the majority vote on the police fund's 1999 proposal to repeal the classified board; a committee of outside directors considered the issue and recommended that the staggered board structure remain in place. Similarly, Louisiana-Pacific said its board carefully reviewed the results of the teachers' fund's 1999 proposal to restore the right of shareholders to act by written consent but decided to continue to only permit shareholders to act at duly convened meetings of shareholders. Great Lakes didn't address its board's response to NYCERS' 1998 resolution calling on the board to declassify the board.

WILL THE VOTES MAKE A DIFFERENCE? It's impossible to say, but the fact that the three companies so aggressively opposed the NYC fund's efforts indicates that they took the campaigns very seriously—perhaps more seriously than shareholder proposals on the 2000 ballots. Cooper Tire's follow-up letter to shareholders didn't even mention the impending revote on 1999's majority-vote-winning poison pill resolution sponsored by the Central Pension Fund of the International Union of Operating Engineers and Participating Employers.

Arguing against the "just vote no" campaign, Cooper's chair Patrick W. Rooney asked for time, noting that the board intended to adopt a set of governance guidelines within the next few months. "To protest the company's lack of responsiveness to shareholders before the board has had an opportunity to demonstrate its commitment to improving shareholder value would be untimely," Rooney added. Great Lakes only briefly mentioned the classified board resolution on the 2000 ballot. It didn't even mention LongView's poison pill resolution. L-P's 2000 ballot didn't include any shareholder-sponsored resolutions.

OTHER COMPANIES ARE STEPPING UP EFFORTS TO FIGHT shareholder efforts in 2000. Maytag clearly doesn't want a repeat of 1999's majority vote on a shareholder resolution to destagger the board. Its chair and CEO Lloyd D. Ward mailed a follow-up letter to shareholders urging them to vote for a management proposed stock incentive plan and against three shareholder resolutions—repeal the classified board, eliminate supermajority vote requirements and require shareholder approval of golden parachutes—up for votes at the May 11 meeting. A month after mailing its proxy statement, International Business Machines sent another one to shareholders along with a letter urging them to oppose the shareholder proposal addressing the company's cash balance plan. The resolution, filed by a group of IBM employees, was supported by a number of Council members, including the International Brotherhood of Electrical Workers' Pension Fund and CalPERS. The proposal was supported by more than 28 percent of the votes cast for and against at the April 25 meeting, an exceptionally high vote for a first-time resolution. (See Alert 11 for details.) Chubb's chair and CEO Dean R. O'Hare sent a letter to shareholders explaining why shareholders should vote against a binding poison pill proposal sponsored by the Eastern States Health and Welfare Fund of the Union of Needletrades, Industrial and Textile Employees. That resolution reportedly was withdrawn shortly before the April 25 meeting. (See Alerts 3 and 7 for details.)

2000 MAJORITY VOTES ARE TRICKLING IN. We've just learned that not one, but two, proposals won majority votes at Honeywell's May 1 annual meeting. In addition to the 58.8 percent vote reported in Alert 16 on a proposal to eliminate all supermajority vote requirements, a proposal to destagger the board won a majority vote of 57.5 percent. Two other companies report majority votes on declassify-the-board proposals: Baker-Hughes (81.4 percent of the votes cast for and against at the April 26 meeting), and Owens Corning (66.9 percent of the votes cast at the April 20 meeting). Beer giant Anheuser-Busch reported its first majority vote on a shareholder resolution, with a 50.8 percent vote on a poison pill proposal sponsored by James M. O'Brien. Two proposals won majority votes at Dun & Bradstreet's April 18 meeting: repeal the classified board (60.9 percent) and redeem or get shareholder approval of the poison pill (61.2 percent). Dun & Bradstreet had been under pressure from 12.6 percent shareholder Harris Associates to redeem the pill and sell the company. Just months after Harris went public with its views about the company, the CEO resigned and the company later announced plans to split its Moody's and D&B operating companies into two independent, publicly traded companies. (See 1999 Alerts 34, 36 and 37 for details.)

WE DIDN'T THINK REPRICING OF UNDERWATER OPTIONS WOULD DISAPPEAR with the strict new rules from the Financial Accounting Standards Board requiring the expensing of any adjusted awards. But we did think companies would wait just a bit before moving to adjust underwater options. We were wrong. Microsoft announced a few weeks ago that it would be granting options for 70 million shares—less than 1.4 percent of its outstanding shares—to its employees. According to *The Wall Street Journal*, the awards will generally be granted for the same number of shares as the grants issued during last summer's regular performance reviews but the exercise price would be the recent closing price of $66.625 a share—far less than the strike price of the summer grants. In announcing the award plan, CEO Steve Ballmer said the new options were "to ensure that you are able to continue to fulfill your plans for the future despite the unusual volatility in the stock market and our stock price," reported the *Journal.* But since 90 percent of the software giant's outstanding options are in the money and priced at less than $44 a share, it sounds to us like this grant is designed to reprice 1999's underwater options.

AND THAT'S HOW THE PROS ARE INTERPRETING IT. A client memo from Wachtell Lipton Rosen & Katz describing how companies can adjust options without triggering FASB's expensing requirements led with the Microsoft example. By granting significant new options without canceling or amending previous out-of-the-money options, companies completely avoid the new expensing rules, the memo noted. These awards could be viewed by some as dilutive, but "it is unlikely to have the adverse affect that large defections of senior management would have," according to the Wachtell memo. To minimize the dilutive impact of these add-on options, the law firm suggests that the new awards have shorter terms than usual or that they be granted in lieu of the regular annual award. Or companies could cancel options that are at least six months old, since the new expensing rules only apply to regrants and cancellations of options that are less than six months old, the firm said. The lesson for shareholders is that they need to be ever more vigilant when voting on stock plan proposals. The only way shareholders can limit these types of add-on, repriced awards is by limiting the number of shares authorized for award.

MEANWHILE, A GROUP CONCERNED ABOUT what it calls "the growing economic divide in America" says it is pleased with early voting results on some of its shareholder proposals aimed at soaring CEO pay. Responsible Wealth said the first of its compensation-related resolutions this year drew votes of 9 to 12.7 percent (votes are preliminary and unofficial). Proposals asking that CEO pay be frozen during times of downsizing the work force drew 12.7 percent of the vote at Huffy, and 9 percent of the Class A and 10 percent of the Class B shares at Raytheon, said Responsible Wealth spokesperson Stacie Garnett. The vote was nearly 12 percent on a resolution asking Honeywell to establish a maximum ratio between the pay of the CEO and that of the lowest paid worker, Garnett reported. Another proposal, asking General Electric to report on its political contributions and lobbying expenses, drew about 7 percent, she said. Other resolutions are set to come to votes at American International Group and AT&T. Responsible Wealth says its proposal at AIG is aimed at "the self-serving nature of corporate boards stacked with corporate officers." It calls on the company to nominate 50 percent more director candidates than the number of seats on the board. AIG currently has a majority of non-independent directors.

Group members have filed two proposals at AT&T, one asking it to freeze executive compensation during periods of downsizing and cost-cutting, one asking it to report on the financial benefits ("corporate welfare") it receives from government subsidies, including direct subsidies, tax abatements and government-backed below-market financing. Responsible Wealth is a network of some 450 business people, investors and affluent Americans, affiliated with a Boston-based non-profit organization, United for a Fair Economy. It ran its first shareholder campaign last year. The group is also sponsoring an "Investors' Right-to-Know Campaign," urging investors to pressure their mutual funds to disclose their proxy voting policies and voting records.

BELIEVE IT OR NOT, THE COUNCIL IS UPDATING ITS WEB PAGE! We'd value your comments and ideas for improving the site. We'd also appreciate your permission to include hyper-links to your home pages. Please fill out the attached survey and permission form and return it to Karen Edlund at the Council.

MAJORITY VOTE ALERT! Venator Group, which reported majority votes on shareholder-sponsored poison pills in 1998 and 1999, doesn't have any shareholder-sponsored resolutions on its 2000 ballot. The three "nonroutine" items on the ballot for the June 8 annual meeting address pay issues.

Peg O'Hara contributed to this Alert.

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	Council Research Service
Vol. 4, No. 1 March 3, 1999	ALERTS

The 1999 proxy season promises to reveal not only record levels of activism by Council members but also a new, more confrontational approach to their efforts. So far, Council members have submitted, or plan to submit, nearly 150 resolutions to more than 120 companies, up from about 120 proposals at 100 companies last year. The 1999 numbers include initiatives that have been announced by Council members and efforts that remain confidential as of March 3. The numbers are incomplete, since a few funds have not announced their plans for the year. Council members are taking the lead on this year's hottest corporate governance issue—binding shareholder proposals that mandate certain board actions. About one quarter of the governance resolutions filed or contemplated by Council funds for the 1999 proxy season are mandatory bylaw proposals on issues ranging from poison pills to the repricing of underwater stock options.

Consistent with past years, Council members continue to focus primarily on corporate governance issues. About 80 percent of their resolutions cover governance issues; the rest address social policy issues. The overwhelming majority of the governance proposals cover four issues: staggered boards (29 resolutions), executive pay (29 proposals), poison pills (26 resolutions) and director independence (15 proposals). The remaining governance issues cover a range of topics, including confidential voting and director pay. A few address shareholders' rights to call special meetings or act by written consent. Most of the social policy proposals address either tobacco issues or employment practices in Northern Ireland. Ultimately, many resolutions will not end up on the proxy cards. Most Council members negotiate with their target companies, and many withdraw proposals following these discussions. Last year, four out of 10 resolutions filed by Council members were withdrawn. Another handful was omitted from 1998 proxy materials after the companies successfully challenged the resolutions at the Securities and Exchange Commission.

Binding Proposals

1999 marks the third year that Council members and sustainers have filed binding shareholder proposals. But in contrast to past years, when only a few mandatory proposals were submitted, this year more than 30 proposals filed or threatened by Council members are binding bylaw resolutions. The shift reflects members' increased frustration that companies almost always disregard winning results on traditional precatory shareholder proposals. Using the binding proposals as leverage, members hope to put more pressure on targeted companies to reform their ways. Of the 1999 bylaw proposals, 14 would amend bylaws to require shareholder approval of the repricing of underwater options and 14 others would amend the companies' bylaws to require shareholder approval before new poison pills could be adopted. Three address classified boards, and one would allow only one "inside" director to sit on the board. The State of Wisconsin Investment Board is only filing binding proposals this year. The fund is once again leading the battle charge against the repricing of underwater options, identifying a number of companies for discussions, and possible proposals, on their repricing practices. So far, one of the fund's proposals to amend the corporate bylaws to prohibit the repricing of underwater options without shareholder approval has come to a vote, winning nearly 54 percent of the votes cast at General DataComm Industries' Feb. 4 annual meeting.

SWIB has also joined a bylaw revolt against poison pills. The fund, the Amalgamated Bank of New York's LongView Collective Investment Trust (LongView), the Communications Workers of America (CWA) and the Union of Needletrades, Industrial and Textile Employees (UNITE) have selected more than a dozen companies for binding proposals to amend the bylaws to require shareholder approval before the pills could be renewed. These binding proposals are expected to win significant shareholder support, since non-binding shareholder resolutions on these issues have historically scored record vote levels. But even if the proposals pass, companies are expected to fight their implementation by suing over the validity of the bylaw provisions. As a result, these proponents are bracing for court fights over the resolutions.

Other Tactics

Not only are members filing binding shareholder proposals, but some are also turning to other "in your face" tactics to gain the attention of certain companies. To date, Council members or sustainers have launched a successful exempt solicitation opposing a management proposal at Raytel Medical, a written consent for three non-binding shareholder proposals at Oregon Steel and a proxy fight for board seats at Juno Lighting. As in past years, Council members are expected to occasionally use the media to call attention to egregious situations or publicize their votes on contentious issues. But this year, more Council members may turn to the Internet for publicity purposes. For the first time, the California Public Employees' Retirement System will use its website (www.calpers.ca.gov) to announce its proxy votes on important issues at selected companies. CalPERS says it will publish up to 100 proxy company votes during the 1999 proxy season.

The Council will use its website (www.cii.org) to broadcast the responses of U.S. companies to two separate mailings. The first, mailed to the 28 companies ignoring majority votes on 1998 shareholder resolutions, requested details on how they have responded to the votes. The other asked CEOs of the S&P 500 companies for details on their shareholder approval policies for stock-based incentive plans and repricing programs. "No" votes on directors and other management proposals may increase in 1999, especially at companies that have ignored majority votes on shareholder proposals. Angered that winning shareholder resolutions are usually ignored, sometimes year after year, some Council members are expected to lead "just vote no" campaigns as a way to put pressure on what one member called "these recidivist companies." CalPERS recently amended its voting guidelines to allow it to withhold votes from boards that have failed to implement a proposal that has been passed by shareholders in the past two years.

To assist members during the 1999 proxy season, the Council will alert members to upcoming annual meetings of all companies ignoring majority votes on 1998 resolutions. Institutional Shareholder Services and the Investor Responsibility Research Center will also mention the ignored votes in their proxy analyses. Council member activism efforts aren't limited to corporations. Some funds are also starting to pay attention to how their money managers are voting on important proposals. The AFL-CIO's Center for Working Capital recently released a scorecard evaluating how 106 money managers voted on a sample of 40 shareholder resolutions sponsored in 1998 by a variety of pension funds. Money managers with consistently low scores may risk losing their share of the estimated $350 billion in labor-related pension assets, according to labor leaders.

Proponents

Once again labor-related funds account for the bulk of the resolutions. But their numbers are down a bit, accounting for 58 percent of the resolutions filed by Council members in 1999, compared to about two-thirds in previous years. For the second straight year, the New York City funds lead the way, with 33 initial targets, followed by the International Brotherhood of Teamsters with 17 and LongView with 16. Also in double digits are the CWA with 11 (including a few filed by a local union officer or a local union), the Service Employees International Union (SEIU) and SWIB with 10 apiece and the Minnesota State Board of Investment, which reports co-sponsoring 10 resolutions, including five with New York City funds. The International Brotherhood of Electrical Workers (IBEW) reports eight resolutions; UNITE, seven; the Laborers' International Union, six; the AFL-CIO staff retirement fund, five; and the Operating Engineers, four. CalPERS, Lens and the Noyes Foundation report filing one resolution each.

Targets

As always, companies identified for special attention by Council members in 1999 cover a variety of industries. Most are larger companies. More than three quarters are included in the S&P 500 index; the rest range from small- to mid-cap firms. Seven resolutions have been resubmitted to companies that received majority votes on a similar proposal last year. In total, about a third of the companies are repeats, selected by the same fund for the second year in a row for special attention. And 19 have been targeted by more than one Council member. Favorites for 1999 include Cooper Tire & Rubber, Home Depot, J.C. Penney and Sprint—each has received three different resolutions from Council funds. Many of the selected companies are recognized poor performers. Ten of the 20 firms included on the Council's 1998 Focus List of underperforming companies have been targeted for special attention by some Council members. A few others, like Cendant, made headlines in 1998 for performance and governance problems.

Of the companies targeted for binding poison pill resolutions, three have ignored majority votes on previous poison pill proposals. Most of the rest have pills that are set to expire in 1999, while a handful recently extended their pills well into the next millennium. All but one of the companies targeted for the binding "no repricing" proposals have a history of repricing underwater options.

New Resolutions

For the most part, the resolutions sponsored by Council members address issues that have been included on proxy ballots for many years. A few of the newer proposals include:

- *Adopt indexed or premium-priced options*: Upset that executives are enjoying huge profit windfalls from their stock options, even when the company's stock performance has lagged the market or its peers, a few labor funds are sponsoring proposals asking that options granted to executive officers be priced above the current market price or indexed to the market or a peer group.

  Council policies encourage increasing the risks attached to stock option awards. One of the Council's corporate governance positions calls for equity-based pay for directors and managers to be indexed to a peer or market group.

- *Restore shareholders' rights to call special meetings and act by written consent:* The New York City Teachers' Retirement System is resuming its campaign to restore these basic governance rights. Its 1998 efforts in this area were extraordinarily successful, with two of its three proposals winning majority support—a clear indication of shareholders' strong opposition to boards' unilateral elimination of these rights.

  Council policies call for shareholder approval of decisions to eliminate special meeting and written consent rights.

- *No meeting fees for directors:* The Teamsters have asked a few companies not to pay directors fees for attending meetings.

CalPERS is authorized to propose four new remedies in 1999 to its focus companies: retain an independent consultant to complete a corporate governance audit and report its findings to shareholders; prohibit option repricing without shareholder approval; disclose year 2000 compliance issues in a "meaningful" and understandable manner; and require the audit committee to provide a report detailing the independence of the auditor.

Legal Issues

Because the legality of binding shareholder proposals is up in the air, it's likely the big excitement in 1999 will be in the state courts ultimately asked to rule on the proposals. So far, only one court—the Oklahoma Supreme Court—has upheld the right of shareholders to submit binding poison pill resolutions. The resolutions have yet to be tested in Delaware or New York, the two states where most U.S. companies are incorporated. Participating on a panel at the University of Miami's third annual institute on mergers and acquisitions, Martin Lipton, partner of Wachtell Lipton Rosen & Katz and creator of the first poison pill, predicted Feb. 18 that the Delaware court will invalidate binding pill bylaws on the grounds that they illegally interfere with the board's authority to manage the corporation. Lipton's sentiments were echoed by other attorneys speaking at the two-day seminar.

While these attorneys unanimously agreed that Delaware would not follow Oklahoma's lead on the poison pill bylaw, several expected some courts to validate other "less invasive" shareholder-approved bylaws. Wisconsin's "no repricing" bylaw was cited as one possible survivor. Several speakers based their opinions in part on a recent Tulane Law Review article (Volume 73, Number 2) by Widener University associate law professor Lawrence A. Hamermesh. He concluded that binding pill provisions are illegal under most state laws, and even if they were valid, the shareholder-mandated provisions may be useless, since under most statutes, including Delaware's and New York's, the board has the power to repeal the amendment after the stockholders adopted it. Hamermesh described certain shareholder-approved bylaws that could pass legal muster—including ones addressing stockholder governance issues like the right to call special meetings and others, possibly like the Lens proposal on Juno Lighting's board composition, establishing director qualifications. He also suggested that certain bylaws affecting board governance issues like quorum and vote requirements could be legitimate, along with bylaws that establish corporate offices and the methods for electing corporate officers.

The 1999 binding resolutions sponsored by Council members could be tested in a number of courts. Poison pill proposals have been submitted to companies in Delaware, Georgia, Minnesota, New Jersey and New York. So far, all but one of the "no repricing" proposals have been filed at Delaware-incorporated companies.

Council Member Activism Plans, 1999
(as of March 3, 1999)

AFL-CIO Retirement Fund

Chubb	executive pay (indexed/premium options)	Submitted
IBM	executive pay (disclose pay consultant relationships)	out, SEC
Oregon Steel	classified board	written consent
Oregon Steel	poison pill	written consent
Oregon Steel	confidential voting	written consent

Amalgamated Bank/LongView Fund

Cendant	classified board	submitted
Cirrus Logic	poison pill	submitted
Consolidated Natural Gas	poison pill (b)	withdrawn
Dayton Hudson	poison pill (b)	submitted
Eastman Kodak	director pensions	withdrawn, adopted
Georgia-Pacific	poison pill (b)	submitted
Great Lakes Chemical	poison pill (b)	submitted
HealthSouth	director independence	submitted
Humana	poison pill	submitted
International Flavors & Fragrances	poison pill (b)	submitted
Kaufman & Broad	classified board	submitted
King World	classified board	withdrawn, adopted
Quaker Oats	poison pill (b)	submitted
St. Paul Cos.	poison pill (b)	withdrawn
Time Warner	poison pill	submitted
United HealthCare	classified board	submitted

California Public Employees' Retirement System

Maxxam	classified board	submitted

Communications Workers of America

Commonwealth Telephone (I)	pay cash dividend	submitted
Commonwealth Telephone (I)	classified board	submitted
Compaq Computer	poison pill (b)	withdrawn
Dow Jones	classified board (co-sponsor IAPE)	submitted
Gannett	executive pay (indexed/premium options)	submitted
General Electric	director pensions	submitted
Knight-Ridder (I)	executive pay (indexed/premium options)	submitted
Sprint (I)	golden parachutes	submitted
U S West (I)	poison pill (b)	submitted
U S West (I)	golden parachutes	submitted
Walt Disney (I)	executive pay (indexed/premium options)	withdrawn

International Brotherhood of Electrical Workers

Baltimore Gas & Electric	confidential voting	submitted
Cinergy	director pensions	withdrawn, adopted
Cooper Tire & Rubber	confidential voting	submitted
Home Depot	director independence	submitted
Mead	classified board	withdrawn, adopted
Penney (J.C.)	separate chair/CEO	submitted
Sherwin-Williams	golden parachutes	withdrawn
Sprint	political contributions	submitted

Laborers

Conseco	executive pay	withdrawn
First Data	confidential voting	withdrawn, adopted
Home Depot	classified board	submitted
Kmart	executive pay (no repricing)	submitted
Paccar	poison pill	submitted
Penney (J.C.)	executive pay (performance-based options)	submitted

Lens Investment Management

Juno Lighting	director independence (b)	submitted

Minnesota State Board of Investment

Baker Hughes	MacBride Principles (co-sponsor NYC)	submitted
Clear Channel Communications	tobacco (co-sponsor ICCR)	submitted
Dun & Bradstreet	MacBride Principles (co-sponsor NYC)	submitted
Interface	MacBride Principles (co-sponsor NYC)	submitted
Loews	tobacco (co-sponsor ICCR)	submitted
Philip Morris	tobacco (co-sponsor ICCR)	submitted
RJR Nabisco	tobacco (co-sponsor ICCR)	submitted
TJX Companies	MacBride Principles (co-sponsor NYC)	submitted
United Technologies	MacBride Principles (co-sponsor NYC)	submitted
UST	tobacco (co-sponsor ICCR)	submitted

New York City Funds

Bandaq	director independence	submitted
BE Aerospace	MacBride Principles	submitted
Coca-Cola Enterprises	independent nominating committee	submitted
Cooper Tire & Rubber	classified board	submitted
Cypress Semiconductor	independent nominating committee	withdrawn, adopted
Cyprus Amax Minerals	independent nominating committee	submitted
Donnelley (R.R.)	MacBride Principles	withdrawn, adopted
Dun & Bradstreet	MacBride Principles (co-sponsor Minnesota)	submitted
Fleming Companies	classified board (b)	withdrawn, adopted

Freeport-McMoran Copper	classified board	co-sponsoring
General Electric	MacBride Principles	withdrawn
Great Lakes Chemical	classified board (b)	submitted
Interface	MacBride Principles (co-sponsor Minnesota)	submitted
Kmart	classified board (b)	submitted
Louisiana Pacific	written consent/special meeting rights	submitted
Mallinckrodt	classified board	to be submitted
Metromedia International	written consent/special meeting rights	submitted
Nine West Group	independent nominating committee	submitted
NTL	MacBride Principles	submitted
Oxford Health Plans	independent nominating committee	to be submitted
Pep Boys--Manny, Moe & Jack	independent nominating committee	adopted
Reebok International	classified board	submitted
Seagate Technology	MacBride Principles	submitted
Sensormatic Electronics	written consent/special meeting rights	to be submitted
Silicon Graphics	classified board	to be submitted
Sun Healthcare	MacBride Principles	submitted
Sybase	independent nominating committee	withdrawn, adopted
Tenneco	classified board	submitted
TJX Companies	MacBride Principles (co-sponsor Minnesota)	submitted
Toys R Us	MacBride Principles	submitted
United Technologies	MacBride Principles (co-sponsor Minnesota)	submitted
USAirways	confidential voting	submitted
Viacom	MacBride Principles	withdrawn, adopted

Noyes Foundation

Intel	sweatshops/outsourcing	submitted

Operating Engineers

Cooper Tire & Rubber	poison pill	submitted
Fort James	poison pill	submitted
KeyCorp	director independence	submitted
Owens Corning	poison pill	submitted

Service Employees International Union

Abbott Laboratories	phase out PVC-containing medical supplies (co-sponsor ICCR)	submitted
Baxter International	phase out PVC-containing medical supplies (co-sponsor ICCR)	submitted
Cincinnati Bell	classified board	submitted
Cinergy	classified board	submitted
Eastman Kodak	classified board	submitted

Home Depot	equal employment (co-sponsor ICCR)	submitted
Lockheed Martin	director pensions	withdrawn, adopted
MM Companies	poison pill	submitted
Texaco	Review investment guidelines (co-sponsor ICCR)	submitted
Tyco International	reincorporate	submitted

International Brotherhood of Teamsters

Airtouch Communications	classified board	submitted
Anheuser Busch	classified board	submitted
BankAmerica	independent compensation committee	submitted
Coca-Cola	director pensions	withdrawn, adopted
CVS	director compensation	submitted
Dayton Hudson	classified board	submitted
Du Pont de Nemours	independent compensation committee	submitted
Fleming Companies	executive pay (no repricing)	withdrawn, adopted
Kmart	classified board	submitted
Loews	confidential voting	withdrawn
Pepsico	director requirements	out, SEC
Philip Morris	executive pay (shareholder approval of executive option plans)	withdrawn, adopted
RJR Nabisco	executive pay (disclosure pay consultant relationships)	submitted
Service Corporation International	independent compensation committee	withdrawn, adopted
Sprint	director compensation	submitted
Texaco	classified board	submitted
Time Warner	golden parachutes	submitted

Union of Needletrades, Industrial and Textile Employees

Chubb	poison pill (b)	submitted
Dollar General	cumulative voting	submitted
Eli Lilly	classified board	submitted
GTE	poison pill (b)	submitted
McDonald's	classified board	submitted
Occidental Petroleum	independent nominating committee	submitted
Penney (J.C.)	poison pill (b)	submitted

State of Wisconsin Investment Board

Applied Materials	poison pill (b)	submitted
Cadence Design Systems	executive pay (b) (no repricing)	submitted
Cambridge Technology Partners	executive pay (b) (no repricing)	submitted
Eastern Enterprises	poison pill (b)	submitted
General Datacomm	executive pay (b) (no repricing)	approved (2/4)
Glenayre Technology	executive pay (no repricing)	adopted
Handleman	executive pay (no repricing)	adopted
Idexx Laboratories	executive pay (no repricing)	adopted
Molecular Biosystems	executive pay (no repricing)	adopted
Union Carbide	poison pill (b)	submitted

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Links

Council of Institutional Investors

Links to other pension/investment web sites (click on hyperlinks to go directly to site):

AFL-CIO
http://www.aflcio.org

AFL-CIO Executive Paywatch
http://www.aflcio.org/paywatch/index.htm

American Society of Corporate Secretaries
http://www.ascs.org

Asset International (archived PlanSponsor Magazine articles)
http://www.assetpub.com/archive.shtml

Association of Investment Management & Research
http://www.aimr.org

Business Roundtable
http://www.brtable.org

CalPERS Shareowner Forum
http://www.calpers-governance.org

Coalition to Preserve Retirement Security
http://www.retirementsecurity.org

Conference Board
http://www.conference-board.org

Cooper Consultants
http://www.publicpension.com
Jennifer Ann Cooper - e-mail: jen@publicpension.com

Corporate Governance Network
http://www.corpgov.net

Corporate Library
http://www.thecorporatelibrary.com

Davis Global Advisors
http://www.davisglobal.com

Déminor
http://www.deminor.be

Department of Labor
http://www.dol.gov

Directors & Boards

http://www.directorsandboards.com

Directorship Online
http://www.directorship.com

Domini Social Investments
http://www.domini.com

DSW
http://www.dsw-info.de

eRaider
http://www.eraider.com

European Corporate Governance Network
http://www.ecgn.ulb.ac.be/ecgn

Executive Paywatch
http://www.paywatch.org/paywatch/index.htm

Florida State Board of Administration
http://www.fsba.state.fl.us

Georgeson Shareholder Communications Corporation
http://www.georgeson.com

Governance (UK)
http://www.governance.co.uk

Hermes Asset Management
http://www.hermes.co.uk

Institutional Shareholder Services
http://www.isstf.com

International Corporate Governance Network
http://www.icgn.org

InvestorForce.com
http://www.investorforce.com

Investor Responsibility Research Center
http://www.irrc.org

Law.com
http://www.law.com

LENS Investment Management
http://www.lens-inc.com

Local Authority Pension Fund Forum
http://www.lapfforum.org

Maryland General Assembly (MD Takeover Law)
http://www.mlis.state.md.us

National Association of Corporate Directors
http://www.nacdonline.org

National Association of Pension Funds (UK)
http://www.napf.co.uk

National Association of Public Pension Attorneys
http://www.nappa.org

National Association of Securities Dealers
http://www.nasd.com

National Association of State Retirement Administrators
http://www.nasra.org

National Conference on Public Employee Retirement Systems
http://www.ncpers.org

National Council on Teacher Retirement
http://www.nctr.org

National Law Journal
http://www.nlj.com

New York Stock Exchange
http://www.nyse.com

Pensions & Investments Research Consultants (UK)
http://www.pirc.co.uk

Pensions and Investments Online
http://www.pionline.com

PlanSponsor.com
http://www.plansponsor.com

Proxinvest
http://www.proxinvest.com

Proxy Monitor
http://www.theproxymonitor.com

Proxy Voter Services
http://www.pvs.cda.com

Responsible Wealth
http://www.responsiblewealth.org

Securities and Exchange Commission (United States)
http://www.sec.gov

SocialFunds.com
http://www.socialfunds.com

Stakeholder Alliance
http://www.stakeholderalliance.org

Teachers' Insurance Annuity Association
http://www.tiaa-cref.org

TIAA-CREF

http://www.tiaa-cref.org

World Bank Corporate Governance
http://www.worldbank.org/html/fpd/privatesector/cg

World Bank/OECD Corporate Governance Development Forum
http://www.gcgf.org

Please e-mail us with any other link suggestions.

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JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

FX: 202/942-9525
6 Copies

December 31, 2001
Via UPS

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Allstate (ALL)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

This is respectfully submitted in response to the Allstate no action request (NAR). It is believed that Allstate must meet the burden of proof under rule 14a-8.
Examples of the fallacious principles behind the company claims are sometime preceded by (sic).

1) It appears that the company may rely heavily on cases prior to SLB 14.
2) SLB 14 changed website address rules.
3) The company uses the part-whole fallacy.
4) In other words the company claims (sic) since *Power and Accountability* is not totally devoted to the topic of this 500-word single-topic proposal, then no part of the book is relevant to this proposal. In other words the company claims (sic) that a respected book on corporate governance may have no relevance to an established corporate governance proposal topic.
5) A shareholder can quickly find shareholder proposals similar to this proposal through The Corporate Library home page. However, the claim (sic) that since other information is accessible from this home page, the mere availability of other information should entirely exclude the availability of this home page to shareholders.
6) The company could be implicitly impugning its own shareholders by implying that shareholders cannot readily find information relevant to this proposal through the titled links on a corporate governance home page.
7) Since 65% of company shareholders are institutional shareholders this could be an oblique criticism, in the public record, of the professional investors in our company who have a clear fiduciary duty to their investors.
8) Without support the company invents a convoluted hypothesis: One and only one of the URLs, for some unknown reason, is claimed to be part of the proposal. Thus (sic) the full text of this URL was required to be provided to the company earlier.
9) The company could implicitly impugn its own shareholders by implying that shareholders can not differentiate information on a corporate governance website that applies to a specific corporate governance topic.
10) Or make (sic) the fallacious claim that each topic of corporate governance exists in strict vacuum from every other topic of corporate governance

11) The company claim may imply (sic) that each principle of good corporate governance is completely unrelated to every other principle of good corporate governance.
12) In other words, that (sic) it would be impossible for any underlying principle to be relevant to more than one topic of corporate governance.
13) The company seems opposed to shareholders, through researching this proposal, to gain any insight into a corporate governance principle that could apply to more than one proposal topic.
14) The company proposes the Draconian measure that, although URLs can be at least sometimes be included according to SLB 14, that if a third party changes an URL before the proxy is printed, the proposal could legally be entirely excluded following a URL address change.
15) This Draconian suggestion could detract from company credibility on other claims in its NAR.

The opportunity to submit additional supporting material is requested.
If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: Emil Rossi
ALL

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allstate Corporation
Incoming letter dated December 20, 2001

The proposal requests that the board of directors redeem any poison pills previously issued unless it is approved by Allstate shareholders.

We are unable to concur in your view that Allstate may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete "(www.cii.org)" and "(www.thecorporatelibrary.com)";
- revise the reference to "(www.cii.org/ciicentral/policies.htm)" to provide an accurate citation to a specific source.

Accordingly, unless the proponent provides Allstate with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Allstate omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Grace K. Lee
Attorney-Advisor